     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1999



                                                      REGISTRATION NO. 333-71031

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1



                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            NICHOLS TXEN CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

             DELAWARE                             8741                            63-1182099
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                             ---------------------

                              2500 CORPORATE DRIVE

                           BIRMINGHAM, ALABAMA 35242

                                 (205) 437-6000

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                 PAUL D. REAVES
                            CHIEF EXECUTIVE OFFICER
                            NICHOLS TXEN CORPORATION

                              2500 CORPORATE DRIVE

                           BIRMINGHAM, ALABAMA 35242

                                 (205) 437-6000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

       JOHN R. WYNN, ESQ.                   J. VAUGHAN CURTIS, ESQ.
LANIER FORD SHAVER & PAYNE, P.C.               ALSTON & BIRD LLP
         P.O. BOX 2087            ONE ATLANTIC CENTER, 1201 WEST PEACHTREE ST.
   HUNTSVILLE, ALABAMA 35804              ATLANTA, GEORGIA 30309-3424
         (256) 535-1100                          (404) 881-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC. As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES. WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                                           SUBJECT TO COMPLETION

                                                                   APRIL 9, 1999



                                2,175,000 Shares


                              (NICHOLS TXEN LOGO)

                                  Common Stock

                               ------------------


This is an initial public offering of shares of common stock of Nichols TXEN Corporation. Nichols Research Corporation, which currently owns all of the common stock of Nichols TXEN, will own approximately 78% of the outstanding shares of the common stock after the offering. Accordingly, Nichols Research will be able to control the management and operation of Nichols TXEN. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.


We have applied to list the common stock on the Nasdaq National Market under the symbol "NTXN."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.


                                                              PER SHARE   TOTAL
                                                              ---------   -----
Public Offering Price.......................................    $          $
Underwriting Discounts and Commissions......................    $          $
Proceeds to Nichols TXEN....................................    $          $



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



Nichols TXEN has granted the underwriters the right to purchase up to 325,000 additional shares to cover any over allotments.


BT ALEX. BROWN
              CIBC OPPENHEIMER

                            FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                         THE ROBINSON-HUMPHREY COMPANY

                THE DATE OF THIS PROSPECTUS IS           , 1999

                              (Inside front cover)


                                  Nichols TXEN

           Improving the Cost Effectiveness & Quality of Health Care

              with Technology-based Outsourcing Solutions for the Administrative-side of Physician Practices and Managed Care Organizations

Information Technology Outsourcing           Administrative Services Outsourcing
(photo -- software screens and            (photo -- people in the administration
people working on computer systems        department working on computers)
collage)

                 - Enterprise-Level                  Complete Back Office -
                   Software Applications                   Administrative
                                                      Processing Services
                 - Decision Support
                   Applications                    Entire Functional Area -
                                                   or Department Specific
                 - Back Office IT                             Outsourcing
                   Management

Nichols TXEN Technology &                              Nichols TXEN Technology &
the Customer's Personnel                                  Nichols TXEN Personnel


                              Network Data Center
                           (photo -- computer center
                               operation collage)

                                 Comprehensive
                                  Marketplace
                                  Connectivity


Physician Practice Management -integrated solutions- Managed Care Administration
Software Applications                                      Software Applications

  MDr98 - billing, insurance             TXEN-MHS - premium billing,
  processing, appointments,              capitation, benefit plan administration
  master patient index,                  membership & provider
  advanced payor connectivity            management, claim processing
  Decision Manager - activity-           FirstSTEPP - medical utilization
  based cost analysis, care              management, case management,
  analysis, performance analysis         authorizations
                                         Xtend DSS - quality and
                                         performance analysis

MDr98(TM), Decision Manager 3.0(TM), TXEN MHS(TM), Xtend(TM), Xtend/MHS(TM), Xtend/HEDIS(TM) and FirstSTEPP(TM) are trademarks of Nichols TXEN. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.


                          ----------------------------

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements.



                                  NICHOLS TXEN


OUR BUSINESS


     We provide outsourcing services to managed care organizations and physician practice groups to meet their needs for information technology and administrative functions. Managed care organizations manage risks, benefits and costs under health care plans, and physician practice groups deliver health care services. Our outsourcing services improve quality and reduce costs for our customers by minimizing the time and personnel needed to process health care transactions. We offer a broad range of technology and services to manage health care administrative functions such as insurance claims processing, physician billing and medical utilization management, which helps control and coordinate medical services used by patients. Based on our fee structure for these outsourcing solutions, approximately 77% of total revenues in 1998 were recurring. We consider recurring revenue to be monthly fees paid by our customers which are continuing in nature because they are based on the number of enrolled health plan members per month, the number of transactions processed, a fixed fee or a percentage of customer collections.



     Our outsourcing solutions enable customers to concentrate on providing quality health care. We allow customers the flexibility to perform administrative functions with their own staffs utilizing our technology, or to outsource to us some or all of their administrative and processing functions. Significant benefits to our customers include:



     - more efficient or streamlined administrative functions;



     - variable rate operating cost structure;



     - faster implementation;


     - reduced capital expenditures for administrative health care technologies;


     - less risk of customers' technology becoming obsolete;



     - access to knowledgeable and experienced personnel;



     - sophisticated enterprise-level or company-wide application software;



     - easy-to-use decision support software designed to enhance operational analysis;



     - enhanced electronic communications or connectivity for transmittal and retrieval of information within the health care market; and



     - ability to focus on core businesses.



     We maintain a centralized network data center to process transactions and provide technology services for our customers. Our network data center enables us to effectively manage and deploy our technology and to provide easier connections between participants in the health care industry directly or via Internet technology. We believe that because we offer both technical solutions and administrative services through our network data center, we have a competitive advantage over companies that offer only administrative services or only computer and application software system packages, commonly referred to as turnkey systems.



     We are organized into two divisions. Our Managed Care Services division provides technology and services to managed care organizations, and our Practice Management Services division provides technology and services to physician practice groups. As of February 28, 1999, we had 94 managed care services customers representing over 3.0 million lives nationwide, and 290 practice management services customers representing approximately 3,000 physicians, primarily in the Southeast.

OUR MARKET OPPORTUNITY


     Health care costs in the United States have risen dramatically over the past two decades to approximately $1.1 trillion in 1997 and are projected to increase to $2.1 trillion in 2007. In response, membership in managed care plans, including managed care programs that are funded by Medicare and Medicaid, is increasing and creating many new start-up organizations and fueling rapid growth in existing organizations. These managed care programs are increasingly using reimbursement models different from the traditional fee-for-service model. Often these reimbursement models involve complex contractual arrangements among employers, payors, providers and patients which are designed not only to deliver health care but also to control costs. As a result, the administration of the business aspects of health care providers and payors has become much more difficult and time consuming. In fact, market research suggests that between 30% to 40% of every health care dollar is spent to cover administrative costs. Managed care organizations and physician groups often lack the information technology and operational resources to function efficiently within this more complex and sophisticated health care environment.



     Health care administration complexities are driving health care information technology expenditures. These expenditures are expected to grow to over $23.5 billion in 2001 from $17.9 billion in 1998. According to a Healthcare Information and Management Systems Society, or HIMSS, 1998 survey, health care organizations are poorly equipped to support managed care. In fact, less than 10% of the companies surveyed indicated that they had the software capability to perform each of the following functions: utilization management, risk management, benefits management, claims management and recording and tracking the quality of treatment results, commonly referred to as health outcomes reporting. The HIMSS survey also indicates that an increasing number of companies are outsourcing their health care information technology needs. The market for healthcare information technology and administrative services outsourcing is expected to increase from $2.3 billion in 1998 to $3.8 billion in 2001.


OUR STRATEGY


     Our objective is to be the leading national provider of outsourcing solutions for information technology and administrative services to managed care organizations and physician practice groups within the health care industry. Our strategy includes the following key elements:


     - focus on providing outsourcing solutions for the administrative challenges of health care;


     - continue to capitalize on opportunities within the managed care and physician markets, our niche within the health care industry;



     - expand our high recurring revenue model;



     - increase internal efficiencies through automation and expanded connectivity;



     - expand decision support and medical utilization management software and services; and



     - acquire complementary businesses and technologies.

OUR HISTORY


     Our company is the result of several acquisitions made by our parent company, Nichols Research Corporation. Nichols Research formed CSC Acquisition, Inc. as a wholly owned subsidiary on June 6, 1995. On June 30, 1995, CSC Acquisition acquired Computer Services Corporation. Since its incorporation in 1967, Computer Services primarily performed information technology services for, and sold turnkey computer systems to, physician practices. Nichols Research formed Nichols SELECT Corporation as a wholly owned subsidiary on September 17, 1996. On September 23, 1996, CSC Acquisition was merged into Nichols SELECT. On December 16, 1994, Nichols Research acquired 19.9% of the capital stock of TXEN, Inc. with an option to acquire the remaining 80.1% of TXEN. Since its incorporation in 1989, TXEN provided information technology outsourcing and administrative services outsourcing for the managed health care industry. On August 29, 1997, Nichols Research acquired the remaining 80.1% of TXEN through a merger of TXEN into Nichols SELECT, which after the merger continued to be wholly owned by Nichols Research. After the TXEN acquisition, Nichols SELECT changed its name to Nichols TXEN Corporation.



     Our executive offices are located at 2500 Corporate Drive, Birmingham, Alabama 35242, and our telephone number is (205)437-6000. Our Internet address is www.nicholstxen.com. Information contained on our website is not a part of this prospectus.


                                  THE OFFERING


Common stock offered........................    2,175,000 shares


Shares to be outstanding after this
offering(1).................................    9,675,000 shares


Use of proceeds.............................    For working capital, to fund
                                                possible acquisitions, and other
                                                general corporate purposes.

Proposed Nasdaq National Market symbol......    NTXN
---------------


(1) Excludes 781,500 shares of common stock issuable upon exercise of employee and director stock options outstanding on February 28, 1999, pursuant to the Nichols TXEN 1998 Stock Option Plan and the Non-Employee Director Stock Option Plan. These options were granted subject to completion of the offering at an exercise price equal to the initial public offering price.


                             ---------------------


     Unless we otherwise indicate, all information in this prospectus assumes no exercise of the over-allotment option to purchase 325,000 additional shares of common stock granted to the underwriters.

                             SUMMARY FINANCIAL DATA


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



     The financial data presented below represents the historical operating statements of Nichols TXEN and TXEN. TXEN was acquired by Nichols TXEN on August 29, 1997. The financial data for TXEN is presented because of the significance of TXEN to the performance of the combined entity.



                                                            NICHOLS TXEN CORPORATION
                                       -------------------------------------------------------------------
                                                                                         SIX MONTHS ENDED
                                                   YEARS ENDED AUGUST 31,                  FEBRUARY 28,
                                       -----------------------------------------------   -----------------
                                        1994      1995      1996      1997      1998      1998      1999
                                       -------   -------   -------   -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA
  (HISTORICAL BASIS):
  Revenues...........................  $ 8,357   $ 9,382   $10,370   $12,438   $43,480   $19,050   $25,249
  Gross profit.......................    2,653     3,082     3,932     4,669    20,224     8,858    11,560
  Selling, general and administrative
    expenses.........................    1,336     1,859     1,932     2,251     7,367     3,238     4,593
  Research and development...........      634       762       710     1,155     2,771     1,130     1,493
  Write-off of purchased in-process
    research and development.........       --        --        --     8,500        --        --        --
  Intangible asset impairment........       --        --        --        --        --        --     4,297
  Income (loss) from operations......      332       112       343    (8,222)    5,539     2,403    (1,224)
  Net income (loss)..................      228        71       320    (7,673)    3,252     1,404    (1,093)

PER SHARE DATA(1):
  Earnings (loss) per share..........  $  0.03   $  0.01   $  0.04   $ (1.02)  $  0.43   $  0.19   $ (0.15)
  Weighted average common shares
    outstanding......................    7,500     7,500     7,500     7,500     7,500     7,500     7,500



                                                                FEBRUARY 28, 1999
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(2)
                                                              -------   -----------
BALANCE SHEET DATA:
  Working capital...........................................  $ 7,471     $32,867
  Total assets..............................................   54,640      80,036
  Long-term debt............................................       --          --
  Total stockholders' equity................................   47,988      73,384



                                                    TXEN, INC.
                                       -------------------------------------
                                               YEARS ENDED JUNE 30,
                                       -------------------------------------
                                        1994      1995      1996      1997
                                       -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA
  (HISTORICAL BASIS):
  Revenues...........................  $ 2,653   $ 4,706   $ 6,860   $14,980
  Gross profit.......................    1,274     2,972     3,648    10,132
  Selling, general and administrative
    expenses.........................    1,017     1,371     2,467     2,945
  Research and development...........      126       624       926     1,069
  Income (loss) from operations......      (59)      631      (277)    5,409
  Net income (loss)..................     (105)      683      (153)    3,421


---------------


(1) The earnings per share data gives effect to the outstanding capital stock of Nichols TXEN held by Nichols Research on a pro forma basis applied for Nichols Research's proportionate share for all periods presented.


(2) Adjusted to give effect to the receipt of the estimated net proceeds of this offering based upon an assumed initial public offering price of $13.00 per share and the application of the net proceeds.

     The financial data presented below combines the historical statements of operations and other statistical data for Nichols TXEN and TXEN. The combined data presented below should not be viewed as a representation of what the actual combined results would have been for the periods indicated before the acquisition of TXEN. There are many variables which could change the combined results presented if Nichols TXEN and TXEN had operated on a combined basis for the periods indicated before the acquisition of TXEN.



                                                            NICHOLS TXEN CORPORATION
                                       -------------------------------------------------------------------
                                                                                         SIX MONTHS ENDED
                                                   YEARS ENDED AUGUST 31,                  FEBRUARY 28,
                                       -----------------------------------------------   -----------------
                                        1994      1995      1996      1997      1998      1998      1999
                                       -------   -------   -------   -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA
  (COMBINED BASIS):
  Revenues(1)........................  $11,551   $14,140   $18,274   $27,921   $43,480   $19,050   $25,249
  Gross profit.......................    4,179     6,122     6,886    14,787    20,224     8,858    11,560

OTHER STATISTICAL DATA (COMBINED
  BASIS):
  Growth of revenues.................    13.8%     22.4%     29.2%     52.8%     55.7%     58.6%     32.5%
  Gross profit margin................    36.2%     43.3%     37.7%     53.0%     46.5%     46.5%     45.8%
  Revenue Mix (Percent of Revenues):
    Managed care.....................    27.7%     33.6%     43.3%     55.5%     66.4%     65.4%     67.5%
    Practice management..............    72.3%     66.4%     56.7%     44.5%     33.6%     34.6%     32.5%
    Recurring........................    75.1%     76.4%     78.0%     71.6%     76.6%     74.5%     76.1%
    Non-recurring....................    24.9%     23.6%     22.0%     28.4%     23.4%     25.5%     23.9%
  Customer Data:
    Number of managed care
      customers......................       24        33        50        70        87        83        94
    Number of practice management
      customers(2)...................      191       184       202       231       252       231       290


---------------


(1) Includes revenues from turnkey systems. Revenues from turnkey systems decreased from approximately 8% of combined revenues in 1994 to less than 1% of combined revenues in 1998.



(2) Excludes turnkey system customers. In November 1997, we decided to discontinue sales of turnkey systems to practice management customers.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.


WE  MAY  NOT  BE  ABLE  TO  CONTINUE  COMPETING  SUCCESSFULLY  WITH  OTHER
INFORMATION


TECHNOLOGY AND ADMINISTRATIVE OUTSOURCING COMPANIES



     Our business is highly competitive. If we are unable to successfully compete with other competitors in our industry, our business, financial condition or results of operations could be adversely affected. The market for our technology and services is rapidly changing and requires potentially expensive technological advances. We believe our future success will depend, in part, upon our ability to:


           -  enhance our current technology and services;

           -  respond effectively to technological changes;

           -  sell additional services to our existing client base;

           -  introduce new technologies; and

           -  meet the increasingly sophisticated needs of our clients.

     Competitors may develop products or technologies that are better or more attractive than those offered by us or that may render our technology and services obsolete. In addition, we plan to significantly limit the sale of turnkey computer systems to customers who desire to process their transactions internally. Accordingly, we may be at a competitive disadvantage to other vendors offering such systems. Many of our current and potential competitors are larger and offer broader services and have significantly greater financial, marketing and other competitive resources than us.


AFTER THIS OFFERING, WE WILL STILL BE CONTROLLED BY NICHOLS RESEARCH, WHICH COULD MAKE IT MORE DIFFICULT FOR OTHERS TO ACQUIRE US



     Upon completion of this offering, Nichols Research will own approximately 78% of our outstanding common stock, or 75% if the underwriters' over-allotment option is exercised in full. Therefore, Nichols Research will control us and have the power to elect all of our directors and appoint our management. In addition, Nichols Research will be able to approve actions requiring the consent of our shareholders. Such control by Nichols Research could limit the price that investors might be willing to pay in the future for our shares and could make it more difficult for a third party to acquire us.



CONTROL OF NICHOLS TXEN BY NICHOLS RESEARCH FOLLOWING THE OFFERING COULD PRESENT CONFLICTS OF INTEREST



     The control by Nichols Research could also cause a conflict of interest. Initially, one of our six directors will be an officer and director of Nichols Research, one of our directors will be a director of Nichols Research and an officer of Nichols TXEN, two of the directors will be officers of Nichols TXEN and two of our directors will be independent directors who are not Nichols Research affiliates or our employees. Our directors who are also directors of Nichols Research may favor Nichols Research in decisions that affect both companies. Nichols Research has entered into a Voting Agreement, a Corporate Services Agreement and a Tax Sharing Agreement with us. The agreements were negotiated while we were a wholly owned subsidiary of Nichols Research. As a result, the terms of these agreements may be less favorable to us than the terms we could have obtained from unaffiliated third parties. See "Certain Transactions -- Services Agreement," "-- Voting Agreement" and "-- Tax Sharing Agreement."

IF CUSTOMERS TERMINATE OR MODIFY EXISTING CONTRACTS, IT COULD ADVERSELY AFFECT
OUR


EARNINGS





     We believe that our long-term success largely depends upon our ability to retain customers and generate recurring revenues from contracts. If we are unable to retain customers and generate recurring revenues, our performance will be adversely affected. Some of our contracts do not contain penalty provisions for early termination or for switching from higher revenue producing administrative services outsourcing to information technology outsourcing. Even for our contracts that contain financial penalties for early termination or transfers from administrative services to technology services, the penalties are usually not sufficient to replace the ongoing revenue that we would have received if the change had not occurred. We have recently experienced early termination of technology outsourcing services by two significant practice management customers, and several of our managed care customers have transferred their outsourcing requirements from administrative services to technology services. Any termination, significant reduction, or modification of our business relationships with any of our significant customers or with a number of smaller customers could have a material adverse effect on our business, financial condition or results of operations.



WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO SUCCEED



     There is significant competition for employees with the skills we require, such as the ability to program computers and understand the health care industry. Qualified employees are in great demand and are likely to remain a limited resource for the foreseeable future. We may not be successful in attracting and retaining needed personnel. If we are not successful, our business may be adversely affected.



ERRORS OR IMPROPER HANDLING OF CUSTOMER TRANSACTIONS COULD CAUSE US TO LOSE CUSTOMERS OR INCUR LIABILITY



     Our customers demand reliability and quality when their transactions are processed, but errors may occur. Errors and mistakes in processing customer transactions may result in loss of data, inaccurate information and delays. Such errors could cause us to lose customers and could result in liability. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability. In addition, appropriate insurance may be unavailable in the future at commercially reasonable rates. A successful claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition or results of operations. Even unsuccessful claims could result in the expenditure of funds in litigation, as well as diversion of management time and resources.



WE MAY INCUR LIABILITY AS A RESULT OF PROVIDING UTILIZATION REVIEW SERVICES



     We recommend to our customers whether a claim for payment or service should be denied or existing coverage should be continued based on the customer's plan or contract and industry standard clinical support criteria. Our customers are ultimately responsible for deciding whether to deny claims for payment or medical services. It is possible, however, that liability may be asserted against us for denial of medical service or payment of medical claims. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability. If the protections are not adequate, our business may be adversely affected. See "Business -- Government Regulation."



THE GOVERNMENT HAS INCREASED SCRUTINY OF BILLING AND CLAIMS ACTIVITIES AND ANY VIOLATIONS COULD RESULT IN SIGNIFICANT PENALTIES OR OTHER PUNISHMENT



     We perform billing and claims services which are governed by numerous federal and state civil and criminal laws, including the False Claims Act and the Health Insurance Portability and

Accountability Act of 1996. Violations of such laws could significantly damage our business. The federal government in recent years has placed increased scrutiny on billing and collection practices of health care providers and related entities and particularly on potential fraudulent billing practices such as submissions of inflated claims for payment and upcoding. Violations of the laws regarding billing and coding may result in civil monetary penalties, criminal fines, imprisonment, or exclusion from participation in Medicare, Medicaid and other federally funded health care programs for us and our customers. See "Business -- Government Regulation."



IF WE ARE UNABLE TO MAKE FUTURE ACQUISITIONS, OUR RATE OF GROWTH MAY BE ADVERSELY AFFECTED



     One aspect of our growth strategy involves making acquisitions. If we are unable to make acquisitions, we may not meet our growth expectations and our business and financial condition or results of operations could be materially and adversely affected. We are not currently a party to any agreements or understandings for any material acquisitions and we may be unable to identify suitable acquisition candidates in the future. In addition, we compete with other companies to acquire other businesses. We expect this competition to continue to increase, making it more difficult to acquire suitable companies on favorable terms.



IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED



     Even though we may acquire additional companies in the future, we may be unable to successfully integrate the acquired businesses and realize anticipated economies, operational and other benefits in a timely manner. If we are unable to successfully integrate acquired businesses, any of the following may occur which could have a negative impact on our profitability:



     - substantial costs from trying to combine our operations with those of the acquired business;



     - delays in offering the acquired products or services;



     - diversion of management's attention from our existing business; or



     - damage to our relationships with our key customers and employees.



     Integrating acquired companies generally involves combining management and services, taking advantage of economies of scale and other economic benefits and combining the two corporate cultures into one common culture. Integration of an acquired business is especially difficult when we acquire a business in a market in which we have limited or no expertise, or with a corporate culture different from ours.



IF OUR ASSETS BECOME IMPAIRED, IT COULD ADVERSELY AFFECT OUR BUSINESS



     During the second quarter of 1999, we recorded an intangible asset impairment charge of $4.3 million to adjust the intangible assets of our Practice Management Services division. After giving effect to this impairment, we still had $32.0 million of intangible assets at February 28, 1999. We cannot give assurances that the recorded value of goodwill or other intangible assets will ever be realized. Our future ability to realize the value of intangible assets is determined based on undiscounted future operating cash flows. The future write-off of additional unamortized intangible assets would have a material effect on our earnings.



IF WE DO NOT ADEQUATELY ADDRESS YEAR 2000 CONCERNS, WE MAY LOSE REVENUE OR INCUR ADDITIONAL COSTS


     Many computer programs were designed and developed without considering the upcoming change in the century, which could lead to failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000" problem. It is possible that our computer systems, software products or other business systems, or those of our suppliers or customers, could malfunction as a result of the Year 2000 problem. A malfunction could cause us to lose revenue or incur substantial costs. In addition to our information technology, telecommunication and utility services which are important to our operations could malfunction due to the Year 2000 problem. As a result of the Year 2000 problem, many of our customers may suffer delays in reimbursement from Medicare and Medicaid programs, other federal or state health care programs and other third-party payors. Such delays may also damage us. We may not be able to identify, successfully remedy or assess all date-handling problems in our business systems or operations or those of our customers and suppliers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."



SYSTEM FAILURES OR PERFORMANCE PROBLEMS WITH OUR NETWORK DATA CENTER COULD DAMAGE OUR BUSINESS



     Substantially all customer transactions are processed at our network data center, which is located at a single site. We do not have a permanent mirror processing site to which processing could be transferred in case of a catastrophic event. As a result, any system failure or performance problems with our network data center could damage our business. In order to operate without interruption, we must guard against:



        -  telecommunications failures;


        -  equipment failures;


        -  security breaches;



        - power outages, fires, tornadoes and other natural disasters at the network data center; and


        -  other potential interruptions.


     Our customer contracts contain performance guarantees and any interruption could require us to reduce fees charged to customers and reduce our revenues. A system failure could require us to spend money replacing existing equipment or adding redundant facilities. Any failure by us to adequately and promptly address the problems could damage our reputation, or make it more difficult for us to attract new customers.



THERE ARE RESTRICTIONS RELATED TO THE LICENSING OF OUR CORE PROCESSING SOFTWARE THAT MAY ADVERSELY IMPACT OUR BUSINESS



     Our core processing software for the managed care services business, known as MHS, was licensed in 1989 from CSC Healthcare Services, Inc. We currently hold three perpetual, non-transferable and non-marketable source code and object code MHS licenses. Since 1989, we have significantly enhanced and modified our version of MHS, which is known as TXEN MHS. We have not requested nor received any updates or enhancements from CSC, and we are not dependent upon CSC for support of TXEN MHS. As a condition to the license grant from CSC, we are restricted from offering TXEN MHS or managed care administrative services to a CSC managed care customer without written consent from CSC. We are also restricted from selling turnkey versions of TXEN MHS without written consent from CSC. These limitations may reduce market opportunities and restrict our business growth. In addition, if we violate the restriction or otherwise breach the licensing agreement and do not cure such violation or breach, CSC could terminate the licenses. Termination of the licensing arrangements with CSC could have a material adverse effect on our business, financial condition or results of operations.

WE RELY ON PROPRIETARY TECHNOLOGY WHICH WE MAY BE UNABLE TO PROTECT FROM INFRINGEMENT OR APPROPRIATION



     Our proprietary software and other confidential information are important to our business. We do not own any patents and we have not registered any copyrights, trademarks, service marks, or trade names with the United States Patent and Trademark Office. Instead, we rely on a combination of trade secrets, common law intellectual property rights, license agreements, nondisclosure and other contractual provisions which may not adequately protect our technology or information. These actions do not prevent independent third-party development of competitive products or services. We could also be subject to intellectual property infringement claims as the number of competitors grows and the functionality of our technology overlaps with the technology of competitors. We could be required to enter into a license agreement or royalty arrangement with the party asserting the claim. We may also be required to indemnify customers for claims made against them.



CHANGES IN THE HEALTH CARE INDUSTRY COULD REDUCE DEMAND FOR OUR TECHNOLOGY AND SERVICES



     The health care industry in the United States is in a period of rapid change and uncertainty. As a result, health care organizations may alter the way they operate and pay for services. Our transaction processing technology and services are designed to function within the current health care financing and reimbursement system. During the past several years, the health care industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and capital expenditures. Future legislation may further increase government involvement in health care, lower reimbursement rates and otherwise change the operating environment for our customers. As in the past, health care organizations may react to these proposals and the uncertainty surrounding such proposals in ways that could result in a reduction or deferral in the use of our technologies and services. We cannot predict with any certainty what impact, if any, health care reforms might have on our business, financial condition or results of operations. See
"Business -- Government Regulation."



NEW REGULATIONS REGARDING COMPUTER MEDICAL RECORDS COULD INCREASE OUR COSTS



     The United States Department of Health and Human Services has proposed regulations regarding electronic signatures and the maintenance and transmission of computer medical records. These regulations establish minimum required standards for electronic record-keeping. We do not know if these regulations will be adopted in their present form or a different form, or at all. However, if these regulations or other similar laws are adopted, they may require modifications to our computer software, Internet access and record-keeping practices. These changes may require us to make substantial capital expenditures.



WE MAY BE REQUIRED TO COMPLY WITH ADDITIONAL LICENSING REGULATIONS AND CONSUMER PROTECTION LAWS



     Because we provide administrative and business services to health plans, we are required to be licensed in many states as a third-party administrator or private review agent and to meet state requirements for continued licensure. In addition, federal and state consumer protection laws may apply to us when we bill patients directly for the cost of physician services provided. Failure to comply with any of these laws or regulations could result in a loss of licensure, or other fines and penalties. See "Business -- Government Regulation."

CHANGES IN LAWS REGARDING THE PROTECTION OF CONFIDENTIAL PATIENT INFORMATION COULD PREVENT CUSTOMERS FROM USING OUR SERVICES



     The confidentiality of patient records is subject to substantial regulation by state governments. Although compliance with these laws and regulations is at present principally the responsibility of the physician or other health care providers, regulations governing patient confidentiality rights are evolving rapidly. Substantial additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of medical information to implement security measures and impose restrictions on the ability of third-party processors, like us, to transmit patient data and make that information available via the Internet without specific patient consent. Any change in legislation could restrict health care providers from using our services. See "Business -- Government Regulation."



SECURITY PROBLEMS WITH OUR NETWORK DATA CENTER COULD RESULT IN LIABILITY AND DAMAGE TO OUR REPUTATION



     We have confidential customer and patient information in our network data center. Therefore, it is critical that our facilities and infrastructure remain secure. Our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similarly disruptive problems. Any material security breach could result in liability and damage to our reputation.



WE HAVE LARGE AMOUNTS OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT TECHNOLOGY WHICH MAY NEVER BE SUCCESSFULLY DEVELOPED



     In August 1997, Nichols Research acquired TXEN and allocated $8.5 million to in-process technology. The purchased in-process technology may never be successfully developed. To the extent the in-process technology is not successfully developed, this could have a material adverse effect on our business, financial condition or results of operations. The acquired in-process technology consisted of ten software development projects to perform managed care administrative functions and provide enhanced information reports. The fair value of the acquired in-process technology was determined based on an analysis of the markets, projected cash flows and risks associated with achieving such cash flows. At the date of acquisition, the technological feasibility of the acquired technology had not been established and the acquired technology has no alternative future uses. We estimate that the cost to complete these projects will be $1.8 million, of which $445,000 was spent in fiscal year 1998 and of which $1.3 million is expected to be spent in fiscal year 1999.



FUTURE SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE



     There will be 9,675,000 shares of common stock outstanding immediately after the offering, or 10,000,000 shares if the underwriters' over-allotment option is exercised in full. Future sales of large amounts of our common stock could cause our stock price to decline. The 7,500,000 shares of common stock held by Nichols Research will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or another exemption under the Securities Act. In addition, at any time after this offering, Nichols Research may cause us to register for sale any or all of its shares of the common stock. Also, up to an additional 781,500 shares of common stock which may be issued upon exercise of options outstanding as of February 28, 1999 under our stock-based compensation plans will become available for future sale in the public market.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE



     You may not be able to resell your shares at or above the initial public offering price. The market price of the common stock may fluctuate significantly due to a variety of factors, including:


           - announcements of technological innovations or new products or services by us or our competitors;

           -  fluctuations in our results of operations;

           - changes in the general condition of the economy or the health care or information technology industries;

           -  changes in earnings estimates by public market analysts; and

           -  changes in our business strategies.


     The stock market in general, and the market for technology-related and healthcare-related stocks in particular, have experienced extreme volatility often unrelated to the operating performance of particular companies.



                           FORWARD-LOOKING STATEMENTS



     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully for the following reasons:



           -  the statements discuss our future expectations;



           - the statements contain projections of our future results of operations or of our future financial condition; and



           -  the statements state other "forward-looking" information.



     We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.


                                USE OF PROCEEDS


     The net proceeds from the sale of the 2,175,000 shares of common stock offered in this offering, after deducting the underwriting discounts and estimated offering expenses payable by us and assuming an initial offering price of $13.00 per share, are estimated to be $25.4 million. The net proceeds are estimated to be $29.3 million if the underwriters' over-allotment option is exercised in full. The net proceeds will be used for working capital and other general corporate purposes. Some of the net proceeds may be used to fund possible acquisitions of complementary products, technologies or businesses.


                                DIVIDEND POLICY

     Currently we intend to retain our earnings to finance future growth, and therefore do not anticipate paying cash dividends in the foreseeable future. The Board of Directors may review our dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to our capital requirements, operating results and financial condition and other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth as of February 28, 1999 (a) the capitalization of Nichols TXEN and (b) the capitalization of Nichols TXEN as adjusted to reflect the sale of the shares of common stock offered at an assumed offering price of $13.00 per share, and the application of the estimated net proceeds from the offering, all as if they occurred on February 28, 1999. This table should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus.



                                                                FEBRUARY 28, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Total debt..................................................  $    --     $    --
                                                              -------     -------
Stockholders' equity:
     Common stock, $0.01 par value, 30,000,000 shares
     authorized; 7,500,000 issued and outstanding; 9,675,000
     shares issued and outstanding, as adjusted(1)..........       75          97
     Additional paid-in capital.............................   52,833      78,207
     Retained earnings (deficit)............................   (4,920)     (4,920)
                                                              -------     -------
       Total stockholders' equity...........................   47,988      73,384
                                                              -------     -------
Total capitalization........................................  $47,988     $73,384
                                                              =======     =======


---------------


(1) The adjusted number of shares issued and outstanding at February 28, 1999 does not include options to purchase 781,500 shares of common stock at the initial public offering price per share.

                                    DILUTION


     The net tangible book value of Nichols TXEN as of February 28, 1999 was approximately $16.0 million, or $2.13 per share of common stock. Net tangible book value per share is equal to the Nichols TXEN total tangible assets less total liabilities, divided by 7,500,000 shares of common stock outstanding. After giving effect to the sale of 2,175,000 shares of common stock from the offering at an assumed initial public offering price of $13.00 per share and after deduction of the estimated underwriting discounts and commissions and offering expenses, net tangible book value of Nichols TXEN as of February 28, 1999 would have been approximately $41.4 million or $4.27 per share of common stock. This represents an immediate increase in net tangible book value of $2.14 per share of common stock to existing investors and an immediate dilution of $8.73 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:



    Assumed initial public offering price per share.............          $13.00
         Net tangible book value before the offering(1).........  $2.13
         Increase per share attributable to new investors.......   2.14
                                                                  -----
    Net tangible book value per share after the offering........            4.27
                                                                          ------
    Dilution per share to new investors(2)......................          $ 8.73
                                                                          ======



     The following table summarizes, as of February 28, 1999, the differences between the number of shares of common stock purchased from Nichols TXEN, the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering:



                                    SHARES PURCHASED       TOTAL CONSIDERATION
                                   -------------------    ----------------------   AVERAGE PRICE
                                    NUMBER     PERCENT      AMOUNT       PERCENT     PER SHARE
                                   ---------   -------    -----------    -------   -------------
Existing investors...............  7,500,000     77.5%    $52,908,000(3)   65.2%          $ 7.05
New investors....................  2,175,000     22.5      28,275,000      34.8            13.00
                                   ---------    -----     -----------     -----
          Total..................  9,675,000    100.0%    $81,183,000     100.0%
                                   =========    =====     ===========     =====


---------------


(1) The adjusted number of shares issued and outstanding at February 28, 1999 does not include options to purchase 781,500 shares of common stock at the initial public offering price per share.


(2) Dilution is determined, after giving effect of this offering, by subtracting net tangible book value per share from the assumed initial public offering price of $13.00 per share. Dilution to new investors will be $8.47 per share if the underwriters' over-allotment option is exercised in full.

(3) Represents the book value of the net assets transferred by Nichols Research to Nichols TXEN.

                            SELECTED FINANCIAL DATA


     The following table summarizes selected financial data for Nichols TXEN, which should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The statement of operations data set forth below, for the years ended August 31, 1996, 1997, and 1998 and the balance sheet data at August 31, 1997 and 1998, have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended August 31, 1994 and 1995, the six-month periods ended February 28, 1998 and 1999 and the balance sheet data at August 31, 1994, 1995, 1996 and at February 28, 1998 and 1999, are derived from the unaudited financial statements of Nichols TXEN. We believe that the unaudited financial data fairly reflect the results of operations and the financial condition of Nichols TXEN for the respective periods.



                                                                               NICHOLS TXEN
                                                    -------------------------------------------------------------------
                                                                                                         SIX MONTHS
                                                                                                            ENDED
                                                                YEARS ENDED AUGUST 31,                  FEBRUARY 28,
                                                    -----------------------------------------------   -----------------
                                                     1994      1995      1996      1997      1998      1998      1999
                                                    -------   -------   -------   -------   -------   -------   -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
  (HISTORICAL BASIS):
  Revenues........................................  $ 8,357   $ 9,382   $10,370   $12,438   $43,480   $19,050   $25,249
  Cost of revenues................................    5,704     6,300     6,438     7,769    23,256    10,192    13,689
                                                    -------   -------   -------   -------   -------   -------   -------
  Gross profit....................................    2,653     3,082     3,932     4,669    20,224     8,858    11,560
  Selling, general and administrative expenses....    1,336     1,859     1,932     2,251     7,367     3,238     4,593
  Research and development........................      634       762       710     1,155     2,771     1,130     1,493
  Depreciation and amortization...................      351       349       947       985     4,547     2,087     2,401
  Write-off of purchased in-process research and
    development(1)................................       --        --        --     8,500        --        --        --
  Intangible asset impairment.....................       --        --        --        --        --        --     4,297
                                                    -------   -------   -------   -------   -------   -------   -------
  Income (loss) from operations...................      332       112       343    (8,222)    5,539     2,403    (1,224)
  Other income (expense)(2).......................        9        --        94       656        (4)       (2)       --
  Income tax expense (benefit)....................      113        41       117       107     2,283       997      (131)
                                                    -------   -------   -------   -------   -------   -------   -------
  Net income (loss)...............................  $   228   $    71   $   320   $(7,673)  $ 3,252   $ 1,404   $(1,093)
                                                    =======   =======   =======   =======   =======   =======   =======

  Earnings (loss) per share(3)....................  $  0.03   $  0.01   $  0.04   $ (1.02)  $  0.43   $  0.19   $ (0.15)
                                                    =======   =======   =======   =======   =======   =======   =======
  Weighted average common shares outstanding(3)...    7,500     7,500     7,500     7,500     7,500     7,500     7,500
                                                    =======   =======   =======   =======   =======   =======   =======



                                                                      AUGUST 31,                        FEBRUARY 28,
                                                    -----------------------------------------------   -----------------
                                                     1994      1995      1996      1997      1998      1998      1999
                                                    -------   -------   -------   -------   -------   -------   -------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.................................  $   872   $ 2,224   $   900   $ 2,223   $ 5,780   $ 3,371   $ 7,471
  Total assets....................................    2,059     8,349    10,497    52,052    57,715    58,779    54,640
  Long-term debt..................................       --        --        --        --        --        --        --
  Total stockholder's equity......................    1,497     9,382     9,702    45,829    49,081    47,233    47,988


---------------

(1) The total purchase price of TXEN was allocated to net assets acquired of which $8.5 million was allocated to in-process research and development and was expensed in the fourth quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- TXEN Acquisition."
(2) Includes Nichols TXEN's 19.9% proportional share of income for TXEN in years 1996 and 1997, recorded using the equity method of accounting, and other miscellaneous items.

(3) The earnings (loss) per share data gives effect to the outstanding capital stock of Nichols TXEN held by Nichols Research on a pro forma basis applied for Nichols Research's proportionate share for all periods presented.

     On August 29, 1997, TXEN was merged with Nichols TXEN. Due to the significance of TXEN, we have included selected financial data related to TXEN which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table summarizes selected financial data for TXEN which should be read in conjunction with the financial statements of TXEN appearing elsewhere in this prospectus. The statement of operations data set forth below, for the years ended June 30, 1995, 1996 and 1997 and the balance sheet data at June 30, 1995, 1996 and 1997, have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the year ended June 30, 1994 and the balance sheet data at June 30, 1994 are derived from the unaudited financial statements of TXEN. We believe that the unaudited financial data fairly reflect the results of operations and the financial condition of TXEN for the respective periods.


                                                                           TXEN, INC.
                                                              -------------------------------------
                                                                      YEARS ENDED JUNE 30,
                                                              -------------------------------------
                                                               1994      1995      1996      1997
                                                              -------   -------   -------   -------
                                                                         (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA (HISTORICAL BASIS):
  Revenues..................................................  $ 2,653   $ 4,706   $ 6,860   $14,980
  Cost of revenues..........................................    1,379     1,734     3,212     4,848
                                                              -------   -------   -------   -------
  Gross profit..............................................    1,274     2,972     3,648    10,132
  Selling, general and administrative expenses..............    1,017     1,371     2,467     2,945
  Research and development..................................      126       624       926     1,069
  Depreciation and amortization.............................      190       346       532       709
                                                              -------   -------   -------   -------
  Income (loss) from operations.............................      (59)      631      (277)    5,409
  Other income (expense)....................................      (97)      (60)       31        (9)
  Income tax expense (benefit)..............................      (51)     (112)      (93)    1,979
                                                              -------   -------   -------   -------
  Net income (loss).........................................  $  (105)  $   683   $  (153)  $ 3,421
                                                              =======   =======   =======   =======

                                                                            JUNE 30,
                                                              -------------------------------------
                                                               1994      1995      1996      1997
                                                              -------   -------   -------   -------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit).................................  $  (293)  $   197   $   176   $ 1,846
  Total assets..............................................    1,873     4,147     4,431     9,833
  Long-term debt............................................    1,072       204       897       640
  Total stockholders' equity................................      497     1,103       939     4,390

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


OVERVIEW



     Nichols TXEN is a provider of outsourcing solutions for information technology and administrative services to managed care entities and physician groups in the health care industry. By offering customers a broad range of medical billing and claims processing solutions, our outsourcing services help clients to enhance quality and lower costs by reducing the time and personnel needed to process health care transactions. Nichols TXEN is organized into two business divisions. Nichols TXEN earns revenue under one to five-year contracts which are primarily based on the number of transactions processed or the number of enrolled health plan members per month. As a result, 76.6% of 1998 revenues were recurring.



     Our Managed Care Services division provides technology and services to managed care customers, such as:



    - health maintenance organizations or HMOs;     - integrated delivery systems or IDSs;
    - physician-hospital organizations or PHOs;     - Medicare and Medicaid HMOs;
    - independent practice associations or IPAs;    - insurance carriers; and
    - provider sponsored organizations or PSOs;     - third-party administrators or TPAs.



     Our Practice Management Services division provides technology and services to:



    - hospital-based physicians;                    - hospital emergency departments; and
    - physician groups;                             - physician networks.



     As of February 28, 1999, Nichols TXEN had 94 managed care services customers representing over 3.0 million lives nationwide and 290 practice management services customers representing approximately 3,000 physicians, primarily in the Southeast.


     Background


     Nichols Research formed CSC Acquisition, Inc. as a wholly owned subsidiary on June 6, 1995. On June 30, 1995, CSC Acquisition acquired Computer Services Corporation. Since its incorporation in 1967, Computer Services primarily performed information technology services for, and sold turnkey computer systems to, physician practices. Nichols Research formed Nichols SELECT Corporation as a wholly owned subsidiary on September 17, 1996. On September 23, 1996, CSC Acquisition was merged into Nichols SELECT. On December 16, 1994, Nichols Research acquired 19.9% of the capital stock of TXEN, Inc. with an option to acquire the remaining 80.1% of TXEN. Since its incorporation in 1989, TXEN provided information technology outsourcing and administrative services outsourcing for the managed health care industry. On August 29, 1997, Nichols Research acquired the remaining 80.1% of TXEN through a merger of TXEN into Nichols SELECT, which after the merger continued to be wholly owned by Nichols Research. After the TXEN merger, Nichols SELECT changed its name to Nichols TXEN Corporation.


     TXEN Acquisition


     In fiscal year 1995, Nichols Research purchased 19.9% of the capital stock of TXEN, for approximately $1.5 million. In August 1997, Nichols Research exercised its option to acquire the remaining 80.1% of the capital stock of TXEN for aggregate consideration of approximately $43.8 million. The total purchase price for the TXEN acquisition was allocated to the TXEN assets and liabilities. The excess of the purchase price over the fair market value of the tangible assets acquired, $42.8 million, was allocated to the following intangibles: $8.5 million to in-process research and development, $17.4 million to goodwill, $14.1 million to other intangibles and $2.8 million to capitalized software development. In-process research and development of

$8.5 million was expensed in the fourth quarter of 1997. The fair value of the acquired in-process technology was determined based on an analysis of the markets, cash flows and risk of achieving such cash flows. Goodwill and other intangibles of $30.7 million are being amortized using the straight-line method over an estimated useful life of 20 years.



     Of the total purchase price for the acquisition of TXEN, $8.5 million was allocated to ten software programs and systems constituting in-process technology. At the date of acquisition, the technological feasibility of the acquired technology had not been established and the acquired technology has no alternative future uses. There can be no assurance that the purchased in-process technology will be successfully developed. The acquired in-process technology consisted of ten software and systems development projects to reduce the time and personnel needed to perform managed care administrative functions and provide enhanced information reports. At the date of acquisition, the estimated cost to complete the projects was $1.8 million, of which $0.4 million was spent in fiscal year 1998 and of which $1.3 million is expected to be spent in the fiscal year 1999. To the extent the in-process technology is not successfully developed, this could have a material adverse impact on Nichols TXEN's operating results and financial condition.



     Nichols Research Services Agreement



     Nichols TXEN is currently a wholly owned subsidiary of Nichols Research. After the offering, Nichols Research will retain a controlling equity interest in Nichols TXEN. Nichols Research will furnish administrative services to us pursuant to a Corporate Services Agreement. Under the services agreement, Nichols Research will provide or assist with various administrative services, including public reporting compliance, corporate record keeping, risk management, employee benefit administration, investor and media relations administration, preparation of tax returns, centralized cash management and financial and other services for an annual fee. In fiscal year 1999, the fee will be 2.4% of operating expenses less costs of goods sold, which are defined as direct materials and purchased labor. We believe that the charges under the services agreement are reasonable. For additional items, such as software development services or administrative services that create unusual demands for resources, Nichols Research will charge Nichols TXEN based upon costs actually incurred in performing the services, plus a reasonable fee as agreed to by Nichols Research and Nichols TXEN. We are not obligated to use Nichols Research for these additional services. The services agreement has an initial term of one year and automatically renews for successive one-year terms, unless canceled by either Nichols Research or Nichols TXEN upon 90 days prior written notice.


     Practice Management Reorganization


     Historically, we have offered both information technology and outsourcing services and turnkey systems to potential practice management customers. Nichols TXEN has made a strategic decision to discontinue turnkey computer systems sales to practice management customers. On November 3, 1997, when Nichols TXEN announced it would discontinue sales of turnkey systems to practice management customers, we had 84 practice management customers with turnkey systems. Nichols TXEN offered technical support to these customers through December 31, 1998. Revenues related to the support of these practice management turnkey customers for fiscal year 1998 were approximately $0.4 million or less than 1.0% of Nichols TXEN's total revenues for 1998.


     The conversion of our practice management customers from turnkey systems to outsourcing services reduced our revenues and increased costs during the transition period which began in November 1997 and which ended in December 1998. Since November 1997, Nichols TXEN has not received any revenues from turnkey system sales to practice management customers. Prior to our announcement, turnkey system sales for practice management customers were approximately $0.5 million in each of fiscal years 1997 and 1996. Revenues associated with turnkey sales typically have higher margins in the year installed than outsourcing services revenues; however, turnkey revenues are non-recurring and less predictable. We believe that by offering only outsourcing services to practice management customers, we will achieve a predictable, recurring revenue stream which over time will exceed the operating margins attained through turnkey system sales. In order to offer only outsourcing services to practice management customers, we have increased support staff and infrastructure.



     The Practice Management Services division also experienced a reduction in technology outsourcing revenues from practice management customers. This reduction was caused primarily because two significant customers elected to perform their administrative services with turnkey systems utilizing their own administrative staffs.



     We have concentrated our marketing resources toward practice management clients that will utilize our complete administrative outsourcing services. We believe administrative outsourcing provides a greater amount of gross profit contribution than technology outsourcing. However, the margin percentage related to administrative outsourcing is less than technology outsourcing due to the significantly greater amount of cost of revenues required. We also believe that customers utilizing our administrative outsourcing services will be less likely to convert to a turnkey system because typically the customer does not have a large administrative staff.



     As a result of the discontinuance of turnkey sales, the reduction in technology outsourcing, and the emphasis on administrative outsourcing, we took a charge of $4.3 million in the quarter ended February 28, 1999, which represents all of the goodwill related to the 1995 purchase of the practice management business of Computer Services Corporation. The impairment charge reflects our assessment based on a discounted cash flow analysis that the goodwill was unrecoverable.



SIX MONTHS ENDED FEBRUARY 28, 1999 COMPARED TO SIX MONTHS ENDED FEBRUARY 28,
1998



     Revenues. Revenues increased 32.5% to $25.2 million in the first six months of fiscal year 1999 from $19.1 million in the corresponding period of fiscal year 1998. The increase in revenues resulted from the addition of new customers during fiscal year 1998, representing $2.5 million in revenues and 41.0% of the revenues increase, as well as an increase in the utilization of Nichols TXEN's services by existing customers representing $3.6 million in revenues or 59.0% of the revenues increase.



     Cost of Revenues. Cost of revenues increased 34.3% to $13.7 million in the first six months of fiscal year 1999 from $10.2 million in the corresponding period of fiscal year 1998. As a percent of revenues, cost of revenues increased to 54.2% in the first six months of fiscal year 1999 from 53.5% in the corresponding period of fiscal year 1998. The dollar and percentage increase was due primarily to the employment of additional support staff required by the increase in our new customer business as well as an increase in our existing customer business. The increase was also attributable to the emphasis on administrative outsourcing in the Practice Management Services division resulting in greater cost of revenues.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 41.8% to $4.6 million in the first six months of fiscal year 1999 from $3.2 million in the corresponding period of fiscal year 1998. As a percent of revenues, selling, general and administrative expenses increased to 18.2% in the first six months of fiscal year 1999 from 17.0% in the corresponding period of fiscal year 1998. The dollar and percentage increase was due primarily to the employment of additional staff resulting from the increase in our new customer business as well as an increase in our existing customer business.



     Research and Development. Research and development expenses increased 32.1% to $1.5 million in the first six months of fiscal year 1999 from $1.1 million in the corresponding period of fiscal year 1998. As a percent of revenues, research and development expenses of 5.9% were the same in each period. The dollar increase was due primarily to the hiring of staff to develop additional software.



     Depreciation and Amortization. Depreciation and amortization expenses increased 15.0% to $2.4 million in the first six months of fiscal year 1999 from $2.1 million in the corresponding period of fiscal year 1998. As a percent of revenues, depreciation and amortization expenses decreased to 9.5% in the first six months of fiscal year 1999 from 11.0% in the corresponding period of fiscal year 1998 due to increased revenues. The dollar increase was due primarily to additional capital expenditures required by the increase in our business.



     Intangible Asset Impairment. At February 28, 1999, Nichols TXEN recorded an intangible asset impairment charge of $4.3 million to adjust the intangible assets of the Practice Management Services division to their fair value. Management regularly monitors results of operations and other developments within the industry to adjust its cash flow forecast, as necessary, to determine if an adjustment is necessary to the carrying value of our intangible assets.



     Income Taxes. A tax benefit of $0.1 million was recorded in the first six months of fiscal year 1999 compared to $1.0 million tax provision in the corresponding period of fiscal year 1998. The tax benefit was due primarily to the $4.3 million intangible asset impairment during the second quarter of fiscal year 1999.


YEAR ENDED AUGUST 31, 1998 COMPARED TO YEAR ENDED AUGUST 31, 1997

     The principal reason for the change in Nichols TXEN's historical operating data from 1998 compared to 1997 was the effect on results of operations of the TXEN acquisition in August 1997. The year ended 1998 contains a full year of operating results with TXEN, compared to an equity adjustment which reflects 19.9% of the results of operations of TXEN in 1997.


     Revenues. Revenues increased 249.6% to $43.5 million in 1998 from $12.4 million in 1997. The primary reason for this increase in our revenues was the inclusion of TXEN's operations for 12 months in 1998 which included revenues of $28.9 million and represented 93.0% of the revenues increase. The increase in revenues was also a result of the addition of new practice management customers during fiscal year 1998, as well as an increase in utilization of our services by existing practice management customers.



     Cost of Revenues. Cost of revenues increased 199.3% to $23.3 million in 1998 compared to $7.8 million in 1997. As a percent of revenues, cost of revenues decreased to 53.5% in 1998 from 62.5% in 1997. The dollar increase was primarily due to the inclusion of TXEN's operations for 12 months in 1998 which included cost of revenues of $12.7 million and represented 81.9% of the cost of revenues increase. The dollar increase was also a result of our decision to transition the practice management business solely to outsourcing which required an initial investment in infrastructure and support staff in order to acquire and maintain those customers. The decrease as a percentage of revenues was attributable to the inclusion of TXEN's operations in 1998.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 227.3% to $7.4 million in 1998 from $2.3 million in 1997. As a percent of revenues, selling, general and administrative expenses decreased to 16.9% in 1998 from 18.1% in 1997. The dollar increase was due to the inclusion of TXEN's operations for 12 months in 1998, which included selling, general and administrative expenses of $4.6 million and represented 90.2% of the selling general and administrative expenses increase. The dollar increase was also a result of an increase in the staff necessary to support our increase in revenues for practice management services. The decrease as a percentage of revenues was attributable to our ability to generate synergies resulting from the TXEN acquisition.


     Research and Development. Research and development expenses increased 139.9% to $2.8 million in 1998 from $1.2 million in 1997. As a percent of revenues, research and development expenses decreased to 6.4% in 1998 from 9.3% in 1997. The dollar increase was due primarily to the inclusion of TXEN's operations in 1998 which included research and development expenses of $2.0 million. Research and development expenses incurred by the Practice Management Services division decreased by $0.4 million due primarily to discontinued turnkey development. The decrease as a percentage of revenues was attributable to our ability to leverage our research and development infrastructure resulting from the TXEN acquisition.



     Depreciation and Amortization. Depreciation and amortization expenses increased 361.6% to $4.5 million in 1998 from $1.0 million in 1997. As a percent of revenues, depreciation and amortization expenses increased to 10.5% in 1998 from 7.9% in 1997. The dollar and percentage increase was due to the inclusion of TXEN's operations for 12 months in 1998 which included depreciation and amortization expenses of $3.3 million and represented 94.3% of the depreciation and amortization expenses increase.


     Write-off of Purchased In-Process Research and Development. The acquisition of TXEN was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the individual TXEN assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The transaction resulted in the allocation of $42.8 million of acquisition costs to intangible assets, of which $8.5 million was allocated to in-process research and development and charged to expense in the fourth quarter of 1997.


     Other Income (Expense). Other expense in 1998 was $(0.01) million compared to other income of $0.7 million in 1997. The change was due to the inclusion of TXEN's operations for 12 months in 1998 in the statement of operations compared to the 19.9% investment in TXEN reflected in other income in 1997.


     Income Taxes. A tax provision of $2.3 million was recorded in 1998 compared to $0.1 million in 1997. The effective tax rate was 41.2% in 1998. A tax provision was recorded for the loss before income taxes in 1997 as a result of the difference between financial and taxable income, primarily the $8.5 million write-off of purchased in-process research and development in 1997 which was not deductible for tax purposes.

YEAR ENDED AUGUST 31, 1997 COMPARED TO YEAR ENDED AUGUST 31, 1996

     The discussion and analysis below includes information on a historical basis for Nichols TXEN prior to the acquisition of TXEN. The acquisition of TXEN materially affected our results of operations after the acquisition and the information presented below should be considered in light of the acquisition.


     Revenues. Revenues increased 19.9% to $12.4 million in 1997 from $10.4 million in 1996. The primary reason for this increase in our revenues was the increased utilization of our services by existing customers which accounted for $1.8 million in revenues, or 90.0% of the revenues increase and $0.2 million, or 10.0% of the revenues increase was attributable to outsourcing services generated from new customers during fiscal year 1997.



     Cost of Revenues. Cost of revenues increased 20.7% to $7.8 million in 1997 from $6.4 million in 1996. As a percent of revenues, cost of revenues increased to 62.5% in 1997 from 62.1% in 1996. The dollar and percentage increase was due primarily to the employment of additional support staff required by the increase in our new customer business as well as an increase in our existing customer business.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 16.5% to $2.3 million in 1997 from $1.9 million in 1996. As a percent of revenues, selling, general and administrative expenses decreased to 18.1% in 1997 from 18.6% in 1996. The dollar increase was due primarily to the employment of additional staff resulting from the increase in our new customer business as well as an increase in our existing customer business.

The decrease as a percentage of revenues was attributable to our ability to leverage our selling, general and administrative infrastructure.


     Research and Development. Research and development expenses increased 62.7% to $1.2 million in 1997 from $0.7 million in 1996. As a percent of revenues, research and development expenses increased to 9.3% in 1997 from 6.8% in 1996. The dollar and percentage increase was due primarily to the hiring of staff to develop additional software.



     Depreciation and Amortization. Depreciation and amortization expenses increased 4.0% to $1.0 million in 1997 from $0.9 million in 1996. As a percent of revenues, combined depreciation and amortization expense decreased to 7.9% in 1997 from 9.1% in 1996. The dollar increase was due primarily to completion of development projects, whose costs were amortized beginning in 1997 over a useful life of five years. The decrease as a percentage of revenues was attributable to a reduction in fixed capital expenditures.


     Write-off of Purchased In-Process Research and Development. The acquisition of TXEN was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the individual TXEN assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The transaction resulted in the allocation of $42.8 million of acquisition costs to intangible assets, of which $8.5 million was allocated to in-process research and development and charged to expense in the fourth quarter of 1997.

     Other Income. Other income increased to $0.7 million in 1997 from $0.1 million in 1996. As a percent of revenues, other income increased to 5.3% in 1997 from 0.9% in 1996. The dollar and percentage increase was due primarily to the 19.9% investment in TXEN.

     Income Taxes. An income tax provision of $0.1 million was recorded in 1997 compared to a $0.1 million tax provision in 1996. The tax provision in 1997 was affected by the non-deductible $8.5 million write-off of purchased in-process research and development in 1997.

LIQUIDITY AND CAPITAL RESOURCES


     Since 1995, we have financed our operations primarily through a combination of cash from operations and capital contributions on an as-needed basis from Nichols Research. Working capital was $7.5 million at February 28, 1999 compared to $3.4 million at February 28, 1998. Included in working capital are cash and cash equivalents of $0.9 million at February 28, 1999 compared to $0.3 million at February 28, 1998. During the six months ended February 28, 1999, operating activities provided $1.5 million in cash. Investing activities used $2.4 million for the six months ended February 28, 1999, of which $2.2 million was used to acquire property, plant and equipment. Accounts receivable from customers were outstanding on average approximately 83 days during the six months ended February 28, 1999 compared to approximately 120 days during the six months ended February 28, 1998. The decrease in payment time for the six months ended February 28, 1999 compared to the six months ended February 28, 1998 was due primarily to the enhancement of collection procedures for the Managed Care Services division.



     Working capital was $5.8 million at August 31, 1998 compared to $2.2 million at August 31, 1997. Included in working capital are cash and cash equivalents of $1.8 million at August 31, 1998 compared to $0.2 million at August 31, 1997. During 1998, operating activities provided $6.3 million of cash. Investing activities used $4.8 million for the year ended August 31, 1998, of which $4.2 million was used to acquire property, plant and equipment. Accounts receivable from customers were outstanding on average approximately 82 days during fiscal year 1998 compared to approximately 52 days during fiscal year 1997 excluding the TXEN accounts receivable. The increase in payment time in fiscal year 1998 compared to fiscal year 1997 was due primarily to the addition of the managed care business where customers typically take longer to pay their invoices. Historically, the Practice Management Services division has experienced collections within 60 days of billing. We believe that by continuing to apply the collection procedures used in the Practice Management Services division to the Managed Care Services division, delays in payments on accounts receivable will be further reduced because of active management of outstanding accounts.



     We believe that the net proceeds from this offering, together with other available funds, will be sufficient to meet our capital requirements for the next 24 months. We may also utilize cash to acquire or invest in complementary products, technologies or businesses. Nichols TXEN continually evaluates acquisition opportunities. Although we generally expect to have positive cash flow from our existing operations, we may require additional amounts of cash for acquisitions of complementary businesses. Nichols TXEN expects to finance any acquisitions through a combination of the net proceeds from this offering, internally-generated funds, additional debt or equity financing from capital markets and short-term or long-term borrowings from Nichols Research. We have no agreement with Nichols Research to ensure that funds will be available on acceptable terms or at all. Nichols TXEN does not have an independent credit facility.



REVENUE COMPOSITION -- COMBINED BASIS



     We are organized into two divisions. Our Managed Care Services division represents the business conducted by TXEN prior to the acquisition of TXEN by Nichols TXEN in 1997. The Practice Management Services division represents the business conducted by Computer Services Corporation prior to its acquisition by Nichols Research in 1995. The information set forth in the tables below is presented by combining the historical data of Nichols TXEN with the historical data of TXEN for the periods prior to the TXEN acquisition conformed to the 12-month period ended August 31. Significant intercompany transactions have been eliminated. Due to the significance of TXEN, we believe the presentation of revenues on a combined basis presents a more meaningful and complete discussion of our business. The combined data presented below should not be viewed as a representation of what the actual combined results would have been for the periods indicated before the acquisition. There are many variables which could change the combined results presented if Nichols TXEN and TXEN had operated on a combined basis for the periods indicated before the acquisition.



     Combined revenue growth has been primarily driven by market acceptance of Nichols TXEN's outsourcing solutions for information technology and administrative services by larger managed care and physician practice entities resulting in an increase in average contract size. The significant growth in revenues in the Managed Care Services division versus the growth in revenues in the Practice Management Services division was the result of a more mature sales and marketing infrastructure. In conjunction with the TXEN acquisition, the current management team has formed, and continues to develop, a stronger sales and marketing infrastructure for the Practice Management Services division. The following table summarizes our revenues by division for the periods indicated on a combined basis:



                                                                                         SIX MONTHS ENDED
                                                   YEARS ENDED AUGUST 31,                  FEBRUARY 28,
                                       -----------------------------------------------   -----------------
                                        1994      1995      1996      1997      1998      1998      1999
                                       -------   -------   -------   -------   -------   -------   -------
                                                                 (IN THOUSANDS)
REVENUES:
  Managed Care.......................  $ 3,194   $ 4,758   $ 7,904   $15,483   $28,861   $12,454   $17,042
  Practice Management................    8,357     9,382    10,370    12,438    14,619     6,596     8,207
                                       -------   -------   -------   -------   -------   -------   -------
         Total.......................  $11,551   $14,140   $18,274   $27,921   $43,480   $19,050   $25,249
                                       =======   =======   =======   =======   =======   =======   =======

PERCENTAGE OF REVENUES:
  Managed Care.......................     27.7%     33.6%     43.3%     55.5%     66.4%     65.4%     67.5%
  Practice Management................     72.3      66.4      56.7      44.5      33.6      34.6      32.5
                                       -------   -------   -------   -------   -------   -------   -------
         Total.......................    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                                       =======   =======   =======   =======   =======   =======   =======

     One of our principal objectives is to increase recurring revenue. We define recurring revenue to be monthly fees paid by our customers which are continuing in nature because they are based on the number of enrolled health plan members per month, the number of transactions processed, a fixed fee or a percentage of customer collections. Revenues from transaction-based or membership-based fees are recognized as the services are provided. Recurring revenues as a percentage of total revenues decreased in fiscal 1997 compared to fiscal 1996 as a result of an increase in software sales in 1997. We consider our non-recurring revenues to be revenues based on sales of computer hardware and software and professional services based on time and materials, such as programming and implementation fees. Revenues from professional services are recognized when the services are performed. The table below summarizes information related to our recurring and non-recurring revenues for the periods indicated on a combined basis:



                                                                                         SIX MONTHS ENDED
                                                   YEARS ENDED AUGUST 31,                  FEBRUARY 28,
                                       -----------------------------------------------   -----------------
                                        1994      1995      1996      1997      1998      1998      1999
                                       -------   -------   -------   -------   -------   -------   -------
                                                                 (IN THOUSANDS)
REVENUES:
  Recurring..........................  $ 8,675   $10,801   $14,261   $19,985   $33,320   $14,196   $19,222
  Non-recurring......................    2,876     3,339     4,013     7,936    10,160     4,854     6,027
                                       -------   -------   -------   -------   -------   -------   -------
         Total.......................  $11,551   $14,140   $18,274   $27,921   $43,480   $19,050   $25,249
                                       =======   =======   =======   =======   =======   =======   =======

PERCENTAGE OF REVENUES:
  Recurring..........................     75.1%     76.4%     78.0%     71.6%     76.6%     74.5%     76.1%
  Non-recurring......................     24.9      23.6      22.0      28.4      23.4      25.5      23.9
                                       -------   -------   -------   -------   -------   -------   -------
         Total.......................    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                                       =======   =======   =======   =======   =======   =======   =======


YEAR 2000

     Overview


     Historically, some computerized systems have had two digits rather than four digits to define the applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. This could cause significant software failures or miscalculations and is generally referred to as the "Year 2000" problem.


     We recognize that the impact of the Year 2000 problem extends beyond our computer hardware and software and may affect utility and telecommunication services, as well as the systems of customers and suppliers. The Year 2000 problem is being addressed within Nichols TXEN by the individual business divisions and progress is reported periodically to management. We have committed resources to conduct extensive risk assessments and to take corrective action, where appropriate.


     Managed Care. The core managed care applications, consisting of TXEN MHS and FirstSTEPP, were designed with a century date field. As a result, these applications have no pervasive architectural problems with dates spanning the Year 2000. To ensure no minor programming related issues exist, we have dedicated an IBM AS/400 server for testing and have set its internal clock for the middle of the Year 2000. As a result of Year 2000 testing, we identified minor server and processing issues related to Year 2000 problems that required approximately 1,500 hours to correct and 300 hours to test. Year 2000 upgrades and testing of the managed care applications were completed in December 1998. We have made our test AS/400 available to customers to perform their own Year 2000 simulations.


     Practice Management. Nichols TXEN has identified all of the active applications specific to the Practice Management Services division including MDr98, a transaction-based medical practice management application. These applications are processed by an IBM mainframe computer. We designed a comprehensive plan to analyze each of these active applications, determine any Year

2000 problems, implement appropriate modifications and validate the final changes. As of December 31, 1998, we had completed 1,020 hours of programming changes. We estimate that there remains 200 hours of programming work and 500 hours of testing before the Practice Management systems are Year 2000 compliant. We believe that these modifications will be completed by the end of April 1999. We believe that our decision support application, Decision Manager 3.0, is Year 2000 compliant.


     Internal Information Systems

     Nichols TXEN's internal information systems utilize hardware and software from several commercial suppliers. We have investigated our internal information systems for Year 2000 compliance and have not identified any hardware or software applications that require modification. Our accounting software is installed in an IBM AS/400 and was designed to be Year 2000 compliant.

     Third Parties

     We have had communications with our significant suppliers and customers to evaluate their Year 2000 compliance plans and states of readiness and to determine the extent to which our systems may be affected by the failure of others to remediate their own Year 2000 issues. However, we have not independently confirmed all information received from other parties with respect to Year 2000 issues. As such, there can be no assurance that such other parties will complete their Year 2000 conversion in a timely fashion or will not suffer a Year 2000 business disruption.

     Contingency Plans


     Because our Year 2000 conversions are expected to be completed prior to any potential disruption to our business, we have not yet completed the development of a comprehensive Year 2000 specific contingency plan. However, Nichols TXEN has minimized its exposure to Year 2000 failure of significant third-party suppliers by purchasing electronic data interchange software and database resources from multiple suppliers of these products and services. In addition, we have the ability to manually replicate many of the electronic services provided by significant suppliers. If we determine that our business is at material risk of disruption due to the Year 2000 problem, or anticipate that the Year 2000 conversions will not be completed in a timely fashion, we will work to enhance our contingency plan. If our Year 2000 conversions are not completed prior to 2000 or fail to perform as anticipated, then we would hire additional staff to manually process our customers' data. In addition, disruptions in electronic communications would cause us to rely on traditional communication methods such as the United States Postal Service and private delivery companies. While inconvenient, we believe that we could meet our business obligations under the above-described worst case scenario. The costs of slower response and processing times, combined with additional staff salaries may, however, be substantial and may materially affect our financial condition.


     Cost for Year 2000 Compliance


     We believe that the total cost of Year 2000 compliance activity will not be material to our operations, liquidity and capital resources. We estimate that the total cost for Year 2000 compliance will be $263,500, which represents 4,391 hours of analysis, modification and testing. As of April 5th, 1999, we had completed 4,090 hours of Year 2000 compliance work at a cost of $245,400.

RECENT ACCOUNTING PRONOUNCEMENTS


     During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, which requires changes in comprehensive income to be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for our 1999 fiscal year. Management does not believe that Nichols TXEN has material other comprehensive income which would require such separate disclosure.



     During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Nichols TXEN believes that it is substantially in compliance with this pronouncement and that the implementation of this pronouncement will not have a material adverse effect on our financial statements.



FORWARD-LOOKING STATEMENTS



     Statements made in Management's Discussion and Analysis of Financial Condition and Results of Operations which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the following:



     -  Nichols TXEN's assessment of the state of its Year 2000 readiness;



     -  anticipated expenditures and potential risks;



     - the adequacy of Nichols TXEN's current working capital and other available sources of funds;



     - the ability of Nichols TXEN to successfully implement its operating strategy;



     -  changes in economic cycles;



     -  competition from other companies;



     - changes in laws and governmental regulations applicable to Nichols TXEN; and



     -  other risk factors detailed in this prospectus.

                                    BUSINESS


NICHOLS TXEN



     We provide outsourcing of information technology and administrative services to managed care organizations and physician practice groups within the health care industry. Our outsourcing services improve quality and reduce costs by minimizing the time and personnel needed to process health care transactions by offering customers a broad range of medical billing and claims processing solutions. As a result of our fee structure for these outsourcing solutions, approximately 77% of our revenues for fiscal year 1998 were recurring.



     We offer a broad range of products and services which allow customers the flexibility to perform administrative functions with their staff utilizing our technology or to outsource to us some or all of their administrative and technology processing functions. Each customer contracts with us for the level of outsourcing service needed. Our outsourcing solutions provide customers with significant benefits, including:



     - streamlined administrative functions;



     - variable rate operating cost structure;



     - faster implementation;



     - reduced capital expenditures for administrative health care technologies;



     - less technology risk;



     - access to knowledgeable and experienced personnel;



     - sophisticated enterprise-level application software and decision support tools; and



     - enhanced marketplace connectivity.



     As a result, our services enable customers to concentrate on providing quality health care by focusing on core competencies. We maintain a centralized network data center to process transactions and provide technology services for our customers. We believe that our ability to offer both technical solutions and administrative services through a network data center differentiates us from competitors that offer only turnkey software solutions or only administrative services.



     Nichols TXEN is organized into two divisions. Our Managed Care Services division provides technology and services to:





- HMOs;                - IDSs;                     - Medicaid HMOs;
- PHOs;                - PSOs;                     - insurance carriers; and
- IPAs;                - Medicare HMOs;            - TPAs.



Our Practice Management Services division provides technology services to:



- hospital-based physicians;                      - physician groups; and
- hospital emergency departments;                 - physician networks.



As of February 28, 1999, we had 94 managed care services customers representing over 3.0 million lives nationwide and 290 practice management services customers representing approximately 3,000 physicians, primarily in the Southeast.


INDUSTRY BACKGROUND


     Health care costs in the United States have risen dramatically over the past two decades to approximately $1.1 trillion in 1997, or approximately 14% of the gross domestic product, and are projected to increase to $2.1 trillion in 2007. Pressures from both the private and public sectors to reduce costs have caused significant changes in the health care industry. Although reimbursement for health care has historically been fee-for-service reimbursement, federal and state governments, corporations and other payors are increasingly using alternative reimbursement models. A fixed-fee payment system, such as capitation in which a hospital, clinic or doctor is paid a fixed amount per individual without regard to the actual number or nature of services provided, shifts the financial risk of delivering health care from payors to health care providers. Risk shifting and other cost reduction factors have resulted in complex arrangements among employers, providers, and public and private payors. For example, a point-of-service plan is one of the most complex benefit and contractual arrangements in health insurance. Point-of-service plans, which have experienced rapid growth, provide different levels of benefits based on how a plan participant selects a provider. Membership in these point-of-service plans increased 36.9%, from 8.5 million lives in 1997 to 11.7 million lives in 1998. Physician groups and managed care organizations often lack the technical and operational resources to function within this more complex and sophisticated health care environment. These groups and organizations need access to a greater spectrum of information related to cost and quality of health care. Due to the increased complexity, it is estimated that 30% to 40% of every health care dollar spent covers administrative costs. In addition to focusing on the costs of health care services, managed care organizations are focusing on how the services are utilized and managed.



     Membership in commercial HMOs is expected to rise from approximately 66 million members in 1997 to approximately 105 million members in 2001. The Health Care Financing Administration, or HCFA, estimates that enrollment in Medicare and Medicaid managed care arrangements will double by 2003. This increase in membership in managed care, especially Medicaid and Medicare, is creating many new start-up organizations and fueling rapid growth in existing organizations. For example, Medicaid HMOs increased from 270 plans in 1997 to 284 plans in 1998, while membership grew 39.5% during that same period. Many of these managed care organizations lack capital to acquire the needed technology or lack the expertise to perform increasingly complex administrative functions. This shift to managed care has also increased the level of review and audit by government and other payors. Regulatory changes and increased scrutiny result in information and administrative requirements outside the capabilities of many health care organizations. For example, industry studies indicate approximately 30% to 40% of claim forms are either incomplete or inaccurate. Furthermore, providers need information to evaluate the profitability of their contracts with managed care organizations and to assess the overall performance of their practices.



     Expanding costs and administrative complexities are driving healthcare organizations to increase their expenditures in information technology. These expenditures are expected to grow from $17.9 billion in 1998 to $25.3 billion in 2001. HMOs alone are projected to spend $5 billion on information technology in 1999. A 1998 HIMSS survey indicates that health care organizations are poorly equipped to support managed care. Less than 10% of the companies surveyed indicated they had the software capability to perform: utilization management; risk management; benefits management; claims management; and health outcomes reporting.



     The HIMSS survey also indicates an increasing demand for health care information technology outsourcing solutions, with approximately 59% of health care organizations surveyed outsourcing some portion of their information technology services. The market for health care information technology and administrative services outsourcing is expected to increase from $2.3 billion in 1998 to $3.8 billion in 2001. Physician groups, in particular, have increased their utilization of administrative services outsourcing. Within the last five years, more than 300 physician management services organizations have been formed to address the technology and administrative needs of physician groups.



     Automating the administrative tasks of health care reduces the cost of administering a single outpatient case by as much as 32%. By automating the movement of administrative information, it is estimated that health care administrative management expenses may be reduced by 20%. For example, cost savings of $1.73 per claim may be realized by automating claims submission. Private networks, such as our network data center, and public networks, such as the Internet, enable rapid communication of data among participants in the health care industry. We believe that HCFA's recent approval of secure transmissions over the Internet will increase the utilization of electronic health care transactions. In addition, network data centers improve software systems operations and provide better decision support information because the integration and access is centralized and easier to manage.


STRATEGY


     Nichols TXEN's objective is to be the leading national provider of outsourcing solutions for information technology and administrative services to managed care entities and to physician organizations within the health care industry. Our strategy includes the following key elements:


     Focus on providing outsourcing solutions for the administrative challenges of health care. Nichols TXEN believes contractual complexity and an increase in the volume of health care transactions caused by managed care will continue to force health care companies to outsource solutions for information technology, especially administrative services. We plan to focus additional resources on providing administrative services to meet the increased demand for complete administrative solutions versus information technology outsourcing or turnkey alternatives. Our outsourcing solutions provide a faster and more efficient response to the needs of payors and providers than the alternative of buying a turnkey system and expanding in-house administrative infrastructure. We believe that we have an advantage over companies that provide only administrative services because we control our own technology and can directly and more quickly address the new, changing information demands of the health care industry.


     Continue to capitalize on niche opportunities. We have successfully focused our efforts in the managed care and physician practice management markets of the health care industry. Often, these organizations are expanding into new lines of business and lack the capability to adequately process new and increased information demands. To be successful, these organizations must acquire new information technology to manage contractual complexity and improve communication connectivity. Our ability to scale our outsourcing solutions enables us to provide outsourcing solutions to start-up organizations, as well as established companies within targeted markets.


     Expand high recurring revenue model. Nichols TXEN maintains a significant recurring revenue stream resulting from long-term, transaction-based and membership-based contracts. In addition, our focus on quality and customer satisfaction results in high customer retention rates enabling our revenues to increase as customers grow their businesses. We have identified many opportunities to provide additional solutions to our existing customers including operations consulting, software enhancements, add-on software and outsourcing services, such as information analysis and medical management.


     Increase internal efficiencies through automation and expanded connectivity. Nichols TXEN believes that improvements in automatic claim filing, automatic claim adjudication and automatic generation of payments will increase operating efficiencies and improve customer services. Improvements in technology and services can be made efficiently because we control the supporting software, technology, centralized network data center and communications connectivity. We plan to continue to invest in our internet capabilities to enhance communication efficiencies. In addition, we invest in high-speed peripheral technology in the areas of document imaging, mail room operations and electronic data interchange. Because we actually perform administrative functions using our own technology, we maintain a dedicated team focused on reengineering processes for maximum efficiency. We have the ability to link physician practice processing software and managed care processing software to integrate claims and billing activities between our managed care clients and our practice management clients providing for increased efficiency, quality and customer satisfaction. Increasing efficiency through automation and expanded connectivity enables us to realize economies of scale as additional customers are added.



     Expand decision support and medical utilization management software and services. We plan to add new decision support and medical utilization management software and services that complement our transaction application software suites. The diffusion of managed care risk has created a demand for actuarial services requiring new levels of information to evaluate health care costs and outcomes effectiveness. Employer-sponsored groups, such as the National Coalition for Quality Assurance, or NCQA, are pressuring health plans for comparative information using standard industry measures, such as the Health Plan Employer Data and Information Set. In addition, the managed care industry has recently focused on the management and control of a patient's use of hospital services. We plan to broaden our technology and services to improve the evaluation of patient medical necessity, treatment planning, referral and authorization processing, care coordination and assessment of quality outcomes. These services are also known as utilization review, case management, disease management and outcomes assessment.



     Acquire complementary businesses and technologies. We will focus on acquisitions of businesses, product lines, or technologies that can increase our customer base or enhance our capabilities. We intend to acquire other companies whose customer base, product lines or technologies would be complementary to our network data center operating model.



MANAGED CARE SERVICES DIVISION



     The Managed Care Services division's goal is to reduce the time and personnel needed to perform managed care administrative tasks through an optimized combination of technology, process automation and well-trained personnel. Our solutions help clients to:



     - increase operational efficiencies and reduce administrative expenses;



     - manage sophisticated benefit plans and complex provider contracts;



     - increase automatic claims processing and administrative workflow;



     - improve decision making through in-depth information analysis; and



     - focus on providing quality health care.



     Customers contract for services on a per enrolled health plan member per month basis which provides predictable administrative costs and enables customers to expand their business quickly without the need for additional infrastructure. These services lower the start-up costs and barriers to entry facing managed care organizations, enabling large organizations to enter niche markets easily and enabling small organizations to gain market entry. We have identified over 7,000 organizations that may benefit from our outsourcing services. The chart on the following page illustrates our Managed Care Services.

                             Managed Care Services


------------------------------------------------------------         ----------------------------------------------------------
            MCT Services - Managed Care                                             MCA Services - Managed Care
              Technology Outsourcing                                                Administration Outsourcing
------------------------------------------------------------         ----------------------------------------------------------

Customers outsource their software and system functions to           Customers outsource all their information technology needs
Nichols TXEN but use their own administrative staff.                 and some or all administrative functions. Through Nichols
Through our centralized network data-center, customers access        TXEN's back office service centers, customers utilize our
high-end software systems for managed care administration,           personnel and technology to perform claims processing,
decision support, medical management and electronic data             eligibility verification, member/provider data management,
interchange.                                                         capitation processing, premium billing, check processing,
                                                                     mail room and other related administrative services.
------------------------------------------------------------         ----------------------------------------------------------

Nichols TXEN Technology                                                                              Nichols TXEN Technology
 & Customer Personnel                                                                                & Nichols TXEN Personnel




  --------------------------------                ----------------------------------                -------------------------
      Marketplace Connectivity                    Nichols TXEN - Network Data Center                  Supporting Technology
  --------------------------------                ----------------------------------                -------------------------

     Electronic Data Interchange                     National Wide Area Network                     Highly Automated Mailroom
 Integrated 3rd Party Applications                          IBM AS/400s                                High Speed Scanners
     Direct, On-line Connections                             NT Servers                                    Image Server
                                                           Connected LANs                           High Speed Laser Printers
 ---------------------------------                 ----------------------------------                -------------------------


     Intra-Network Integration with Nichols TXEN
      Practice Management Services Applications





------------------------------------     ---------------------------------------------    -----------------------------------------
        First STEPP                                      TXEN-MHS                                      Xtend-DSS
Medical Management Software                  Managed Care Administration Software               Decision Support Software
------------------------------------     ---------------------------------------------    -----------------------------------------

Distributed Client/Server medical        Enterprise-level managed care administration     Executive information and decision support
utilization management software          software system for managing and controlling     software application suite for analyzing
system for managing tasks and            premium billing, capitation, benefit plans       transaction data and evaluating
workflow associated with approval of     and membership data, eligibility, provider       performance and quality. Xtend uses
surgical procedures, hospital            contracts, referrals, authorizations, claims,    replicated data captured from the
admissions, case management,             productivity reporting, accounts receivable,     TXEN-MHS and FirstSTEPP applications.
utilization review and specialist        accounts payable and general ledger.
referrals. First STEPP is fully
integrated with TXEN-MHS.
------------------------------------     ---------------------------------------------    -----------------------------------------




                             Nichols TXEN High-End
                                    Software
                             Technology Foundation

     Managed Care Technology Services



     Managed care technology, or MCT, customers outsource their software and system functions to us but use their own administrative staff. Customers access our internally-developed, high-end software systems for managed care administration, decision support and medical management. In addition, we offer integrated third party supporting software and connectivity through our network data center. The customers' local area networks are connected to our high-speed wide area network. MCT customers use the following software products of Nichols
TXEN:


     - TXEN MHS -- to manage and control premium billing, capitation, benefit plans, membership data, eligibility, provider contracts, referrals, authorizations, claims and accounts payable;

     - Xtend -- to analyze transaction data and evaluate performance and quality; and

     - FirstSTEPP -- to automate functions previously performed manually, such as the approval of surgical procedures, hospital admissions, utilization review and specialist referrals.


We also provide software support, implementation, consulting and software development services. As of February 28, 1999, we provided MCT services to 59 customers, of which 13 were turnkey customers.



     Managed Care Administrative Services



     Managed care administrative, or MCA, customers outsource all of their information technology and some or all of their administrative functions to our Managed Care Services division. Through Nichols TXEN's back office service centers, customers utilize our personnel and technology to perform:



- claims processing;                             - check processing;
- eligibility management;                        - mailroom operations; and
- capitation risk management;
- premium billing;                               - other related administrative services.



For our MCA customers, we use TXEN MHS, FirstSTEPP and Xtend to perform the administrative functions. We create and maintain membership and eligibility data and provider and employer databases for customers. We enter claim information which is furnished by customers electronically or on paper. Our specialized software processes the claim based upon the applicable plan rules or the provider benefit contract rules. The claim is then paid or held for further examination. Depending on the nature of the claim, this adjudication process may be performed automatically by our specialized software or manually by our trained personnel. As part of our strategy, we intend to increase our ability to offer automatic claims adjudication to improve efficiency. Nichols TXEN also performs utilization review services based on customer approval criteria which include determining the necessity of medical procedures and issuing certificates of admission or specialists referrals when appropriate. All denial recommendations are forwarded to the customer for final decision. We also offer customers in-patient care management services to monitor quality of care and length of stay. Many of the managed care organizations in our selected markets do not possess the resources to initiate a comprehensive utilization review program. We offer this capability with our internal professional medical staff consisting of physicians and nurses. As of February 28, 1999, we provided MCA services to 35 customers.


     Managed Care Services Supporting Software


     TXEN MHS Managed Care Administration System. TXEN MHS is the core software supporting our MCT and MCA services. Over the past nine years, we have modified and enhanced our licensed core software for managed care transaction processing in order to offer a comprehensive solution to the entire spectrum of managed care companies. We have combined

TXEN MHS with third-party products to provide integrated processing of related transactions. This provides our customers a single point of access to imaging and workflow management, clinical editing, provider credentialing and other functions. TXEN MHS has electronic data interchange features that permit electronic transmission of information. The modular design and integrated database of TXEN MHS provide the user with flexibility in system configuration for efficient operation without programmer intervention. We believe TXEN MHS offers higher rates of automatic adjudication, automation and administrative efficiencies than competitive systems.


     FirstSTEPP Medical Management System. FirstSTEPP, our medical management system, improves the efficiency of utilization review activities. FirstSTEPP, which is fully integrated with TXEN MHS, supports pre-certification, authorization and utilization management requirements. FirstSTEPP is a distributed client-server system with "point and click" functionality for ease of use. User-defined medical treatment protocols assist medical management staffs to comply with the terms of individual benefit plans. In the FirstSTEPP application, menus are work driven, with most functions employing "drag and drop" functionality. Because FirstSTEPP is integrated with TXEN MHS, information is instantly accessible concerning provider contracts, fee schedules, current enrollment, eligibility and member demographic data. FirstSTEPP allows utilization review nurses and physicians to perform quality outcomes management and assign patterns of treatment criteria. FirstSTEPP guides users through a predetermined task list of integrated functions that include:



-  pre-certifications;                         -  document templates;
-  admission processing;                       -  incidents of care templates;
-  review and discharge processing;            -  correspondence processing; and
-  authorization templates;                    -  staff and workgroup management.
-  inpatient hospitalization case management;



FirstSTEPP eliminates paperwork, minimizes compliance issues, eliminates double data entries and reduces administrative problems. FirstSTEPP features automated data storage and retrieval as well as internal and external correspondence capabilities.



     Xtend Decision Support Application Suite. The Xtend decision support application suite assists users in finding, analyzing and interpreting mission-critical information from managed care transaction data. The Xtend architecture is divided into two key components. The first component, Xtend/MHS, is a powerful transaction data replication engine and customized report writer. Xtend/MHS offers the following features:



-  integration with TXEN MHS;                  -  transaction data replication;
                                               and
-  easy information retrieval;                 -  reporting templates.
-  "point and click" visual interface;



The second component of Xtend is an executive information system, or EIS, into which specific modules may be connected. The first module available for the EIS system is the Xtend/HEDIS module which is based on industry standards for quality comparisons as published by NCQA. Xtend/HEDIS offers the following features:



     - easy manipulation of HEDIS reporting measures and other benchmarking measures;


     -  quality of care analysis;


     -  utilization and member analysis; and


     - integration with industry-standard spreadsheet and word processing software.

PRACTICE MANAGEMENT SERVICES DIVISION


     The Practice Management Services division's goal is to reduce the time and personnel needed to perform practice management administrative tasks through an optimized combination of technology, process automation and well-trained personnel. Customers contract for services on a per transaction or percentage of revenues basis which provides customers with predictable administrative costs and enables them to expand their businesses quickly without the need for additional infrastructure. Our solutions help clients to:



    - accelerate collections;                    - improve compliance; and
    - reduce fixed expenses;                     - provide timely data through electronic
                                                   connectivity.



     The Practice Management Services division targets hospital-based and other physician groups, hospital emergency departments and physician networks. As of February 28, 1999, Nichols TXEN had 290 practice management customers representing approximately 3,000 physicians in eight states: Alabama, Mississippi, Georgia, Tennessee, Florida, North Carolina, Missouri and Texas. We have initiated marketing efforts in South Carolina, Kentucky, Virginia, Maryland, Louisiana and Arkansas. We estimate that there are approximately 8,000 potential customers within this 14-state region. The chart on the following page illustrates our Practice Management Services.

                          Practice Management Services




-------------------------------------------------------------      -------------------------------------------------------------
         PMT Services - Practice Management                               PMA Services - Practice Management
              Technology Outsourcing                                         Administrative Outsourcing
-------------------------------------------------------------      -------------------------------------------------------------

PMT Customers outsource their software and system                  PMA customers outsource all of their information
functions but use their own administrative staff. Through our      technology systems and some or all administrative functions.
centralized network data center, customers access high-end         Through Nichols TXEN's back office service centers, customers
software systems for complete practice management                  utilize our personnel and technology to perform billing, data
administration and decision support. Customers connect             entry, chart development, coding, claims submission,
directly to payors, hospitals and other providers.                 statement processing, insurance follow-up, payment posting, first level collections and performance analysis.
-------------------------------------------------------------      -------------------------------------------------------------


Nichols TXEN Technology                                 Nichols TXEN Technology
 & Customer Personnel                                   & Nichols TXEN Personnel







--------------------------------             ----------------------------------      ----------------------------
  Marketplace Connectivity                   Nichols TXEN - Network Data Center           Supporting Technology
--------------------------------             ----------------------------------      ----------------------------



  Electronic Data Interchange                        Wide Area Network                  Highly Automated Mailroom
Integrated 3rd Party Applications                      IBM Mainframe                        High Speed Scanners
  Direct, On-line Connections                           NT Servers                            Image Server
                                                      Connected LANs                    High Speed Laser Printers
--------------------------------             ----------------------------------      ----------------------------



Intra-Network Integration with Nichols TXEN
   Managed Care Services Applications





--------------------------------------------------------           ------------------------------------------------------
                    MDr98                                                           Decision Manger 3.0
      Physician Practice Management Software                                     Decision Support Software
--------------------------------------------------------           ------------------------------------------------------


MDr98 is a network-based practice management                       Decision Manager is a decision support application
software solution for large physician networks, hospital-          designed for Microsoft Access, which enables detailed
based physicians, emergency departments and MSOs.                  analysis of a physician group's operations. Features of
MDr98 capabilities include: billing management,                    Decision Manager include activity-based cost analysis,
insurance processing and tracking, appointment                     procedure analysis and diagnosis, reimbursement
scheduling, windows or text based screens, payments                analysis and referral summary, easy data selection and
and statement management, electronic claim filing and              sorting, and flexible customized report writer.
remittance, secondary filing, decision management,
master patient index, medical records interfaces and
claims submission management.
--------------------------------------------------------           ------------------------------------------------------




                             Nichols TXEN High-End
                                    Software
                             Technology Foundation

     Practice Management Technology Services



     Practice management technology, or PMT, customers outsource their software and system functions to Nichols TXEN, but use their own administrative staff. Customers access our internally developed, high-end software systems for practice management administration, decision support and financial management. In addition, we offer integrated third party supporting software, and marketplace connectivity through our network data center. Customers connect via local area networks or directly to our network data center. We differentiate our physician practice management solutions by enabling customers to connect through the network data center directly to payors, hospitals and other providers. PMT customers use MDr98, which enables physician practices to manage and control:



- appointment scheduling;
- medical billing;
- electronic remittance;
- payment processing;
- electronic claims submission; and
- insurance follow-up.



PMT customers may use Decision Manager 3.0, which enables physician practices to analyze billing and practice information to detect trends regarding payments, utilization, costs and demographics. In addition, we offer PMT customers access to our automated mailroom and customized statement processing capabilities. We also provide software support, implementation, consulting and software development services. As of February 28, 1999, we provided PMT services to 222 customers.



     Practice Management Administrative Services



     Practice management, or PMA, customers outsource all of their information technology systems and some or all administrative functions to the Practice Management Services division. Through our back office service centers, customers utilize our personnel and technology to perform:



- billing;
- chart development;
- claims submission;
- insurance follow-up;
- first level collections;
- data entry;
- coding;
- statement processing;
- payment posting; and
- operational analysis.



     For PMA customers, we use MDr98 and Decision Manager 3.0 to perform administrative functions. We create and maintain patient, medical chart, physician credentials, insurance and referral data bases for customers. Nichols TXEN enters billing information that is furnished by customers electronically or on paper. Our specialized software processes the bills based upon payor plan rules, current procedural technology, or CPT, guidelines and applicable provider fee schedules. In addition, our specialized software edits the bill to ensure accuracy based on predetermined rules. The bill is then submitted electronically or mailed to the appropriate payor. As part of our strategy, we intend to increase our ability to automate billing submissions and remittances electronically to improve efficiency. Nichols TXEN also performs physician procedure and diagnosis coding based on CPT guidelines, international classification of diseases, commonly known as ICD-9 Codes, guidelines, and public and private payor guidelines. In addition, we provide trained temporary staffing for physician offices for administrative work and billing-oriented tasks. As of February 28, 1999, we provided PMA services to 68 customers.


     Practice Management Services Supporting Software


     MDr98 Physician Practice Management System. MDr98 is the core software supporting our PMT and PMA services. Over the past 30 years, Nichols TXEN has modified and enhanced our core software for physician practice transaction processing. We believe MDr98 is the only software product that offers physician organizations the complete functionality and market place connectivity necessary to succeed in today's complex health care environment. Our MDr98 is a complete medical practice management system consisting of one or more terminals and printers installed in medical offices and linked by dedicated communication lines to our network data center. MDr98 is a network-based practice management solution for large physician networks, hospital-based physicians, hospital emergency departments and management services organizations. MDr98 is integrated with the Managed Care Services division's transaction processing software so customers may receive real-time eligibility verification, preliminary claims editing, on-line claims submission and electronic remittance. MDr98 capabilities include the following functions:



- billing management;
- appointment scheduling;
- payments and statement management;
- secondary filing;
- master patient index;
- claims submission management;
- insurance processing and tracking;
- windows and text based screens;
- electronic claim filing and remittance;
- decision management; and
- medical records interfaces.



     We can file claims electronically from our network data center to more than 300 insurance carriers, Medicare and Medicaid. Explanation of benefits or payments information appears on-screen for medical office staff to review, adjust and post with a single keystroke. A claim screening system using edits and error checking techniques helps assure that the claim has the correct information before it is transmitted for payment. MDr98 also provides on-line access to selected payors and hospitals through our network data center. This capability affords customers the ability to obtain information regarding claim status, patient eligibility, benefit plan, referring physician, pre-certification and other data which reduces errors that delay payments. Customers can also access hospital admission data to apply charges to patient accounts. We added a master patient index that enables any physician to securely share information with any other physician on the network and facilitates integration with hospital systems.


     Decision Manager 3.0. Decision Manager 3.0 support application assists users in finding, analyzing and interpreting mission-critical information from physician practice transaction data. Decision Manager 3.0 has a powerful transaction data replication engine and customized report writer. Decision Manager 3.0 offers the following features: integration with MDr98, transaction data replication, easy information retrieval, reporting templates and "point and click" visual interface. Decision Manager 3.0 is a Microsoft Windows-based decision support application designed for Microsoft Access. Options available with Decision Manager 3.0 include activity-based cost analysis, procedure analysis and diagnosis, reimbursement analysis and referral summary. Decision Manager 3.0 offers improved control over data selection and sorting, along with greater flexibility to customize reports.

OPERATIONS

     Network Data Center


     We believe that our method of delivering and accessing health care information technology utilizing a network data center is superior to a turnkey system. The accessibility of network resources from a central location gives us the ability to implement systemwide software upgrades without the delay experienced by typical turnkey system vendors. The network data center is located in Birmingham, Alabama. Customers may connect to the network directly or through their own local area networks, or LANs, utilizing high-speed digital communications. The network data center presently processes over 500 million transactions per year. The network uses IBM AS/400 midrange and IBM S/390 massively parallel servers as the core transaction servers. The servers currently have over 2.5 terabytes of disk space with approximately 7,000 devices attached.


     We believe that our network connection with customers adds value to the technology and services we offer. The cost of computer systems necessary to process health care related transactions is substantial. Our network data center model eliminates or reduces costs associated with the following: hardware and software upgrades and maintenance, performance monitoring, floor space, system training, insurance, computer operations, electrical power, security administration, climate control, back-up processes and off-site storage. The centralized network data center enables Nichols TXEN to achieve economies of scale utilizing a single system for many customers. This allows us to offer efficiencies in transaction processing and the ability to supplement our basic services with more advanced technologies, such as decision support information, Internet connectivity and higher quality peripheral and supporting technology. Because our strategy is to deploy our technology over a wide-area network, we expect that integration with the Internet should be easier, more cost effective and more comprehensive. Customers using our network data center have immediate access to new software products developed by Nichols TXEN, upgrades of existing products and third-party software connected to the network. In addition, enhancements made to address issues for one customer may be shared by all users of our network. The center also facilitates customer support because customer representatives can access software and customer data while answering customer inquiries.


     Nichols TXEN has an extensive disaster recovery plan for our network data center. Our data center is protected from power outages and all data is backed up daily to a remote location. It is possible, however, that a disaster, such as a tornado or fire, could disable or destroy our equipment and facilities. As a contingency plan for such disasters, Nichols TXEN has contracted with a third party to provide temporary computer facilities, utilizing our data back-ups and software. We should be able to resume network data center operations within 72 hours of major damage.

     Sales and Marketing


     We market and sell our services through our own direct sales force. We divide our sales and marketing activities between obtaining new customers and expanding services offered to existing customers. At February 28, 1999, Nichols TXEN employed 15 sales representatives with geographic and market segment assignments to market our services and technology to new customers, and we employed 6 account managers to sell additional services and technology to existing customers. These representatives also support existing customers in obtaining new business by assisting their marketing programs.



     We consider our approach to sales and marketing a competitive advantage. Nichols TXEN utilizes specialized software to manage marketing and sales activities. The software helps manage market research, sales management reports, forecasting and sales-cycle tracking. At the core of all sales and marketing efforts is a strategic, internally-developed database with detailed records of each prospect in target markets. Sales prospects are generated through customer references, requests for proposals, direct mail, trade shows and our internal telemarketing efforts. At February 28, 1999, we employed 7 marketing representatives whose primary function is to generate sales leads from activities that include telephone calls, Internet searches, market research and direct mail solicitations. We estimate that we will make telemarketing calls to approximately 15,000 potential customers in 1999.


     Implementation, Support and Training Services

     We believe that a close and active service and support relationship is important to customer satisfaction and provides us with important information regarding customer requirements and additional sales opportunities. Proper implementation, training and on-going technical support are necessary for the solutions to operate effectively and efficiently. Each customer goes through a detailed implementation process which includes the set-up of business rules and databases, the conversion of historical data and classroom training conducted at our training facilities. Nichols TXEN supports each customer with technical support analysts and account coordinators who oversee customer software and business issues and answer questions. In addition to on-going support, the customer receives software updates. Customers may also request custom software modifications to meet specific customer requirements. These custom modifications are implemented into our regular upgrades and can, therefore, be shared with all customers. We provide on-line and printed documentation for software and implementation information.

     Research and Development


     Typically, software product vendors primarily rely on customer comments regarding their products in order to decide upon software enhancements. In addition to this approach, because we use our own software, we have a unique insight into enhancements that will improve productivity. These enhancements improve automation and, therefore, contribute to the efficiency of all users. Nichols TXEN also leverages customer-funded modifications by making them available to all network users. Research and development costs were $1.0 million in 1996, $1.6 million in 1997 and $3.3 million in 1998 of which 3% in 1996, 4% in 1997 and 19% in 1998, respectively, were customer-sponsored research and development related to the modification and development of software products. As of February 28, 1999, the research and development staff consisted of 70 employees.



     Nichols TXEN uses graphical user interface tools to make set-up, information review and workflow on software systems faster, easier and more intuitive. Planned enhancements designed to achieve this goal include a customer service module, benefit plan building assistant, Java-based user interface for TXEN MHS and MDr98, and more extensive care management tracking for FirstSTEPP. We focus a substantial part of our research and development effort on improving automatic claim filing and automatic claim adjudication. Planned enhancements to achieve this goal include computer-aided claims classification, enhanced MDr98 pre-claim submission audits, increased integration between TXEN MHS and MDr98, optical character recognition, improved mail room capabilities and enhanced electronic verifications, submissions and receipts. Currently, we offer two primary decision support products, Xtend for managed care and Decision Manager
3.0 for practice management. We also plan to adopt an ORACLE database, create a medical management module for Xtend and add key indicator views in Decision Manager 3.0 and MDr98 for reporting.


COMPETITION


     The business of providing information technology and administrative services outsourcing to managed care organizations and medical practices is highly competitive. The market for our transaction processing technology and services is characterized by rapid change and technological advances requiring ongoing expenditures for research and development and the timely introduction of new technology and enhancements of existing technology. Our future success will depend, in part, upon our ability to enhance our current technology and services, respond effectively to technological changes, sell additional services to our existing client base, introduce new technologies and meet the increasingly sophisticated needs of our clients. In general, we compete based on the performance of our products and the quality of our service with competitors that vary in the size, scope and breadth of the products and services they offer. Most of our sales are derived from competitive procurement processes that require specific, highly detailed presentations from all qualified vendors. We compete with firms that sell turnkey computer systems, with firms that offer only information technology outsourcing services and with companies that focus entirely on administrative services outsourcing as well. Examples of our competition include Medaphis, Inc., McKesson HBOC, Inc. and QuadraMed, Inc. A turnkey system is characterized by a stand-alone package of hardware and software designed to perform specific functions. We plan to significantly limit our sale of turnkey computer systems to customers who desire to process their transactions internally. Accordingly, Nichols TXEN may be at a competitive disadvantage to other vendors offering such systems. Potential customers may be influenced to select a turnkey system by the customer's management information systems department who may believe that our service solutions will reduce the department's internal staff and equipment requirements. Many of our current and potential competitors have significantly greater financial, marketing and other competitive resources than Nichols TXEN. Current and potential competitors, including providers of information technology to other segments of the health care industry, may establish joint marketing arrangements or other relationships to compete more effectively against us and new competitors may emerge.


INTELLECTUAL PROPERTY


     Our success is dependent, in part, on our ability to protect our proprietary software and confidential information from unauthorized use and disclosure. We do not own any patents and have not registered any copyrights, trademarks, service marks or trade names with the United States Patent and Trademark Office. We rely on a combination of trade secrets, common law intellectual property rights, license agreements, nondisclosure and other contractual provisions and technical measures to establish and protect our proprietary rights in our intellectual property and confidential information. There can be no assurance that the legal protections afforded to us or the steps taken by us will be adequate to prevent misappropriation of our technology and confidential information. In addition, these protections do not prevent independent third-party development of competitive products or services. We believe that our proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty arrangement with the party asserting the claim.

FACILITIES


     We currently occupy approximately 109,000 square feet in two facilities in Birmingham, Alabama. In addition, we have leased approximately 25,000 square feet in Birmingham that is scheduled to be occupied by April 2000.



     We currently lease approximately 5,000 square feet in Gadsden, Alabama and Huntsville, Alabama, to house a portion of our PMA operations.


EMPLOYEES


     Nichols TXEN had 622 employees as of February 28, 1999, of which 358 were in the Managed Care Services division, 210 were in the Practice Management Services division, and 54 were in corporate support services such as finance, administration, marketing and internal information technology support.


     We believe our relationship with our employees is good. None of our employees are governed by a collective bargaining agreement. In order to augment our hiring of ready-to-work skilled individuals, we have employed several programs to educate and train our work force.


     We offer our employees extensive training courses covering:



- software;                            - managed care and practice management markets;
- management;                          - claims examination; and
- project management;                  - human resources.


We augment our regular recruiting efforts of university visits, job fairs, and employee referral programs with a special recruiting and training program for college graduates from a variety of disciplines with high grade point averages. These college graduates are placed in an intense sixteen-week training program. The training program educates these new employees on the managed care market and also provides concentrated training on business division products and service. During fiscal year 1998, we conducted fall, spring and summer classes training 48 new employees. At the end of the training program, these new employees were assigned positions with Nichols TXEN.

     To recruit and train additional personnel, Nichols TXEN participates in a six-week pre-employment screening program developed and funded primarily by the State of Alabama.

Instruction provides participants with the basic skills necessary for a position with us. The State of Alabama screens and selects applicants expressing an interest in the program. Individuals are not paid for participation in the program and we are not obligated to hire any of the participants at the end of the program. We use a database of scanned resumes and specialized software to manage our recruiting and hiring efforts.

GOVERNMENT REGULATION

     The health care industry is subject to intensive regulation by both the federal and state governments. One of Nichols TXEN's services, the preparation and submission of claims for payment, has been subject to periodic and continuing scrutiny for compliance with laws and regulations regarding, among other things, inducements for patients referrals or services which are government-reimbursed, incentives to improperly code for procedures, and licensure. This regulatory framework is complex and the laws are very broad in scope, subject to differing interpretations and lack substantive court decisions addressing many arrangements under which we have conducted and expect to conduct our business. Any failure to comply, or alleged failure to comply, with applicable laws and regulations could have a material adverse effect on our business, financial condition or results of operations.

     Licensure, Registration and Consumer Protection

     In general, Nichols TXEN's third party administration and utilization review operations are regulated by statutes and regulations of various states. We are currently licensed as a Third Party Administrator or Private Review Agent, or have been deemed to have achieved licensure by virtue of our URAC accreditation by the American Accreditation Health Care Commission, in all states in which we provide these services. We believe that we are in substantial compliance with the licensing laws of each state in which we conduct business. In addition, federal and state consumer protection laws may apply to our billing activities in which we bill patients directly for the cost of physician services provided. We believe that we are in substantial compliance with the consumer protection laws of each state in which we conduct business.

     Professional Practice

     Persons engaged in the practice of medicine and nursing must be licensed in various states. The professional practice of each profession is regulated by its respective professional board. Professional practice rules and regulations are comprehensive and generally set forth various activities which constitute professional misconduct, or for which a professional may be subject to sanctions, including loss of professional license. We believe that all of our physicians and nurses are in substantial compliance with all applicable professional regulations.

     Anti-Kickback Statute


     Under Medicare, Medicaid and other government funded health care programs, federal and state governments enforce a federal statute that prohibits the offer, payment, solicitation or receipt of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in exchange for
(1) referring patients covered by the programs, or (2) leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by the programs. Prohibited remuneration includes any kickbacks, bribes, or rebates. The statute is commonly referred to as the Anti-Kickback Statute.


     A person or entity that violates the Anti-Kickback Statute may be penalized. These penalties include criminal fines of up to $25,000 per violation and imprisonment. In addition, civil penalties can be imposed up to $50,000 per violation, plus three times the actual damages. Further, the Secretary of the Department of Health and Human Services has the authority to exclude or bar individuals or entities who violate the Anti-Kickback Statute from participating in

Medicare and Medicaid. Exclusion may be imposed even if participation is indirect. If Nichols TXEN, our personnel, or any significant customer is penalized under the Anti-Kickback Statute, for whatever reason, there may be a significant loss in our revenue.


     The Anti-Kickback Statute is broad in scope and courts have not been consistent in their interpretations of the law. To clarify what acts or arrangements will not be subject to prosecution by the Department of Health and Human Services, or DHHS, Office of Inspector General or the United States Attorney, DHHS adopted a set of safe harbor regulations. DHHS continues to publish clarifications to such safe harbors. Arrangements that meet all the requirements of an applicable safe harbor are considered not to violate the Anti-Kickback Statute. The activities covered by the safe harbors include the following:



    - investment interests;                      - rental of space, land, or equipment;
    - personal services and management           - sales of physician practices;
         contracts;                              - warranties;
    - physician referral services;               - payments to employees; and
    - discounts;                                 - waivers of beneficiary deductibles and
    - group purchasing organizations;            co-payments.


Failure to fit within a safe harbor provision does not necessarily mean that the structure of a transaction is illegal or that it will be prosecuted under the Anti-Kickback Statute.

     We do not believe that the final regulations contain a safe harbor which covers all the arrangements under which we provide billing services to our customers. However, we believe that our billing arrangements with physicians and other customers do not violate the federal Anti-Kickback Statute, or similar state laws.

     The Health Insurance Portability and Accountability Act of 1996


     In an effort to combat health care fraud, Congress included several anti-fraud measures in the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA broadened the scope of fraud and abuse laws, such as the Anti-Kickback Statute, to include all health care services, whether or not they are reimbursed under a federal program. Federal health care offenses include health care fraud and making false statements relative to health care matters. Any person or entity that knowingly and willfully defrauds or attempts to defraud a health care benefit program or obtains by means of false or fraudulent pretenses, representations or promises, any of the money or property of any health care benefit program in connection with the delivery of health care services is subject to a fine and/or imprisonment. In addition, any person or entity that knowingly and willfully falsifies or conceals or covers up a material fact or makes any materially false or fraudulent statements in connection with the delivery of or payment of health care services by a health care benefit plan is subject to a fine and/or imprisonment. Civil fines and exclusion may be imposed on individuals who retain an ownership or control interest in a Medicare or Medicaid participating entity after such individuals have been excluded from participating in the Medicare or Medicaid program. In particular, civil monetary penalties or exclusion may be imposed on any person who engages in a pattern or practice of presenting or causing to be presented a claim for an item or services that is based on a code that the person knows or should know will result in a greater payment to the person than the code the person knows or should know is applicable to the item or service actually provided. We believe that all of our operations comply with HIPAA.


     False Claims Act

     Under the Federal False Claims Act, liability may be imposed on any person who knowingly submits or participates in submitting claims for payment to the federal government which are false or fraudulent, or which contain false or misleading information. Liability may also be imposed on persons who knowingly make or use a false record or statement to avoid an obligation to pay the federal government. "Person" includes an individual, company or corporation. Various state laws impose liability for similar acts. Claims under the Federal False Claims Act may be brought by the federal government or private "whistleblowers." If we are found liable for a violation of the Federal False Claims Act, or any similar state law, it may result in substantial civil and criminal penalties. In addition, Nichols TXEN could be prohibited from processing Medicaid or Medicare claims for payment.

     Prompt Payment Laws

     Various states have passed laws regarding the prompt payment of medical claims by health plans. If a claim is brought against us, and we are found to have violated a law regarding the prompt processing of claims for payment, we may incur civil or other penalties.

     Government Investigations

     There is increasing scrutiny by law enforcement authorities, the DHHS Office of Inspector General, the courts and Congress of arrangements between health care providers and suppliers or other contractors which have a potential to increase utilization of government health care resources. In particular, scrutiny has been placed on coding of claims for payment and contracted billing arrangements. Investigators have demonstrated a willingness to look beyond the formalities of business arrangements to determine the underlying purposes of payments between health care providers and suppliers and contractors. Although, to our knowledge, neither Nichols TXEN nor any of its customers is the subject of any investigation, we cannot tell whether Nichols TXEN, or its customers, will be the target of governmental investigations in the future.

     Confidentiality

     Various federal and state laws establish minimum standards for the maintenance of medical records to protect the confidentiality of patient medical information. In the course of our business, we receive medical records for various patients of our customers. As a result, Nichols TXEN is subject to one or more of these medical records and confidentiality laws. In addition, we may become subject to new rules recently mandated by federal law and proposed by the HCFA to ensure the integrity and confidentiality of patient data by creating mandatory security standards for entities which maintain or transmit health information electronically.

LEGAL PROCEEDINGS

     We are involved in various lawsuits and claims arising in the normal course of business. In our opinion, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth information concerning each of Nichols TXEN's directors and executive officers:



                NAME                   AGE  POSITION
                ----                   ---  --------
Thomas L. Patterson(1)...............   56  Chairman of the Board
Paul D. Reaves(1)....................   42  Chief Executive Officer and Director
H. Grey Wood.........................   43  President, Chief Operating Officer and Director
John D. McKay........................   37  Chief Financial Officer
W. Sanders Pitman....................   36  Vice President and General Manager, Managed Care
W. Luckey Crocker....................   44  Vice President and General Manager, Practice Management
Chris H. Horgen(1)...................   52  Director
James D. Kever(2)(3).................   46  Director
James I. Harrison, Jr.(2)(3).........   66  Director
Patsy L. Hattox......................   50  Secretary
Allen E. Dillard.....................   39  Treasurer


---------------

(1)  Member of the Executive Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.


     All directors of Nichols TXEN hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers serve at the discretion of the Board of Directors.



     Thomas L. Patterson has been Chairman of the Board of Nichols TXEN since the acquisition of TXEN, Inc. in August 1997. Since May 1998, Mr. Patterson has been employed part-time in the capacity of Chairman of the Board. From 1989 to August 1997, Mr. Patterson served as Chief Executive Officer and President of TXEN, Inc., one of our predecessors, which he co-founded. In 1980, Mr. Patterson founded SEAKO, Inc., an information technology company for practice management and managed care systems. From 1980 to 1989, Mr. Patterson served as President of SEAKO, Inc. He also serves on the Board of Directors of Nichols Research.



     Paul D. Reaves has served as our Chief Executive Officer since May 1998. Mr. Reaves was a co-founder of TXEN, Inc. and he served as Executive Vice President of TXEN, Inc. from 1989 to 1997. From 1981 to 1989, Mr. Reaves was employed by SEAKO, Inc. in programming, implementation, customer support and sales and marketing. Mr. Reaves served as Vice President of SEAKO, Inc. from 1985 to 1989.



     H. Grey Wood has served as our President since January 1998 and as our Chief Operating Officer since August 1997. Mr. Wood served as Vice President and General Manager of TXEN, Inc. from 1995 to 1997. From 1993 to 1995, he was Director and General Manager of the physician Practice Management Group of CSC Healthcare Systems, Inc., a vendor of turnkey practice management and managed care software.



     John D. McKay has served as our Chief Financial Officer since 1997. From 1988 to 1996, he served as Controller of one of our predecessors, Computer Services Corporation. From 1982 to 1988, Mr. McKay held various staff and management positions with Ernst & Young LLP, focusing on health care related companies, including HMOs, hospitals and large physician groups. Mr. McKay is a Certified Public Accountant.



     W. Sanders Pitman has served as Vice President and General Manager of the Managed Care Services division since May 1997. In 1990, Mr. Pitman assisted in the formation of MACESS Corporation, a supplier of imaging and workflow solutions for the managed care industry. From

1990 to 1997, Mr. Pitman served in various positions with MACESS, most recently as Chief Operating Officer. From 1986 until 1990, Mr. Pitman held practice management and managed care sales positions with SEAKO, Inc.


     W. Luckey Crocker has served as Vice President and General Manager of the Practice Management Services division since September 1998. Mr. Crocker served as Vice President of existing account sales from June 1998 to September 1998. Mr. Crocker was Director of Existing Account Sales from 1996 to June 1998. Mr. Crocker worked in sales for International Business Machines from 1993 to 1996. He was Director of the Practice Management Division for CSC Healthcare Systems, Inc., from 1989 to 1993, Vice President for Special Projects for SEAKO, Inc. from 1988 to 1989, and Vice President of Sales and Customer Support for Computer Services Corporation from 1987 to 1988.



     Chris H. Horgen became a director of Nichols TXEN in 1998. Mr. Horgen served as a director of TXEN, Inc. from 1992 to 1994. Mr. Horgen is a co-founder of Nichols Research and has served as its Chairman of the Board since 1991. Mr. Horgen served as Chief Executive Officer of Nichols Research from 1983 to 1997. Mr. Horgen was Co-Chairman of the Board of Nichols Research from 1984 to 1991 and its Executive Vice President from 1976 to 1983. Mr. Horgen also serves as a director of SouthTrust Bank of Alabama, N.A.



     James D. Kever became a director of Nichols TXEN in 1998. Mr. Kever has served as President and Co-Chief Executive Officer of ENVOY Corporation, an electronics data interchange company, since 1995. He has served as a director of ENVOY Corporation since 1991. Mr. Kever joined ENVOY Corporation as Treasurer and General Counsel in 1981. From 1984 to 1995, he served as Executive Vice President of ENVOY. Mr. Kever is a Certified Public Accountant and an attorney.



     James I. Harrison, Jr. became a director of Nichols TXEN in 1998. Mr. Harrison is the owner of Carport, Incorporated, a retail automotive parts store chain, and has served as its Chairman of the Board and Chief Executive Officer since 1983. Mr. Harrison founded Harco Drug, Inc., a retail drug-store chain, in 1961 and served as its Chairman of the Board and Chief Executive Officer from 1961 to 1997, at which time it was merged with the RiteAid Corporation. Mr. Harrison serves as a director of AmSouth Bank Corporation and ALFA, Inc.



     Patsy L. Hattox became Nichols TXEN's Secretary in 1998. Ms. Hattox has been employed by Nichols Research since 1976, and has served as the Secretary and Chief Administrative Officer of Nichols Research since 1991. Ms. Hattox serves on the Board of Directors of Nichols Research. Ms. Hattox's compensation is paid by Nichols Research.



     Allen E. Dillard became Nichols TXEN's Treasurer in 1998. Mr. Dillard has been employed by Nichols Research since 1992 and has served as the Chief Financial Officer of Nichols Research since 1994. Mr. Dillard's compensation is paid by Nichols Research.


COMMITTEES OF THE BOARD OF DIRECTORS


     The Executive Committee is empowered to exercise all authority of the Board of Directors of Nichols TXEN except as limited by the Delaware General Corporation Law. Under Delaware law, an executive committee may not, among other things, recommend to shareholders actions required to be approved by shareholders, fill vacancies on the Board of Directors, amend the bylaws or approve the reacquisition or issuance of shares of the corporation's capital stock.



     The Compensation Committee is responsible for reviewing and recommending salaries, bonuses and other compensation for our executive officers. The Compensation Committee also is responsible for administering our stock option plans and for establishing the terms and conditions of all stock options granted under these plans, unless these functions have been retained by the Board of Directors.

     The Audit Committee is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring our financial policies and control procedures and reviewing and monitoring the provisions of non-audit services performed by our auditors.


DIRECTOR COMPENSATION


     Prior to completion of this offering, non-employee directors received no compensation for service on the Board of Directors. Following completion of this offering, directors not employed by Nichols TXEN or Nichols Research will receive a fee of $2,500 for each board meeting attended and $500 for each committee meeting attended which is held independently of a board meeting.



     After completion of this offering, the non-employee directors will be eligible to receive options pursuant to Nichols TXEN's Non-Employee Director Stock Option Plan. The Director Stock Option Plan will become effective upon consummation of this offering. Under the Director Stock Option Plan, each director who is not an officer or employee of Nichols TXEN, Nichols Research or an officer or employee of a majority-owned subsidiary or joint venture of Nichols TXEN, will be granted an option to purchase 5,000 shares of common stock at the initial public offering price. Each subsequently appointed or elected non-employee director will be granted an option to purchase 1,000 shares of common stock at an exercise price equal to the fair market value on the date of the grant. In addition, each non-employee director will be granted an option at each annual meeting of shareholders to purchase 1,000 shares of common stock at an exercise price equal to the fair market value on the date of the grant. A total of 50,000 shares of common stock are available for awards under the Director Stock Option Plan.


DIRECTOR INDEMNIFICATION


     Nichols TXEN has entered into indemnification agreements with each of its directors that provide the maximum indemnification allowed to directors under Delaware law. In addition, as authorized by our amended and restated bylaws and Delaware law, the indemnification agreements provide generally that we will advance expenses incurred by directors in any action or proceeding as to which they may be entitled to indemnification.

EXECUTIVE COMPENSATION


     The following table sets forth the total compensation paid or accrued by Nichols TXEN for the fiscal year ended August 31, 1998, for its Chief Executive Officer and the four highest compensated executive officers of Nichols TXEN whose total annual salary and bonuses determined at August 31, 1998, exceeded $100,000:


                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                                  YEAR ENDED AUGUST 31,       ALL OTHER
                                                         1998(1)           COMPENSATION(2)
                                                  ---------------------    ---------------
          NAME AND PRINCIPAL POSITION              SALARY       BONUS
          ---------------------------             ---------    --------
Paul D. Reaves..................................  $125,000     $78,432         $1,993
  Chief Executive Officer
Thomas L. Patterson.............................   133,529          --          2,000
  Chairman of the Board
H. Grey Wood....................................   125,000      69,368          2,000
  President and Chief Operating Officer
W. Sanders Pitman...............................   110,000     187,704          1,420
  Vice President and General Manager, Managed
     Care
W. Luckey Crocker...............................    78,750      25,000          2,000
  Vice President and General Manager,
     Practice Management

---------------


(1) "Annual Compensation" does not include the value of perquisites or other personal benefits, if any, furnished by Nichols TXEN to the officers (or for which it reimburses the officers), unless the value of such benefits in total exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported in the above table.

(2) Amounts matched into a 401(k) Plan by the Company under the Nichols Research Retirement Plan for the fiscal year ended August 31, 1998.

EMPLOYEE BENEFIT PLANS

     401(k) Plan


     Substantially all full-time employees of Nichols TXEN are covered by a defined contribution plan offered through Nichols Research. Employees are permitted to defer up to 15% of their salary. Nichols Research matches the employee contribution's up to a maximum of 2% of the employee's salary. Discretionary contributions may also be made to the plan as determined annually by the Nichols Research Board of Directors. Amounts charged to Nichols TXEN's earnings with respect to the plan were approximately $38,000 for fiscal year 1996, $38,000 for fiscal year 1997 and $124,000 for fiscal year 1998.



     We intend to establish our own defined contribution plan with similar terms in the future. Until that time, we will bear our allocable share of the costs of the Nichols Research plan.


     1998 Stock Option Plan


     Nichols TXEN adopted the Nichols TXEN Corporation 1998 Stock Option Plan on November 6, 1998. Nichols TXEN has reserved 1,700,000 shares of common stock, subject to adjustments, for issuance to key employees of Nichols TXEN, its subsidiaries and its parent corporation, Nichols Research. As of February 28, 1999, options exercisable for 781,500 shares of common stock at an exercise price equal to the initial public offering price were granted subject to the completion of this offering.

     The 1998 Stock Option Plan permits a committee composed of either the entire Board of Directors or two or more disinterested non-employee directors of Nichols TXEN to issue incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory stock options that do not conform to the requirements of that code section. The committee has discretionary authority to determine the individuals to whom options will be granted from among those individuals who are eligible, as well as the number of options to be granted to each individual. The exercise price of each incentive stock option shall not be less than 100% of the fair market value of the common stock at the time of the grant, except in the case of a grant to an employee who owns 10% or more of the outstanding stock of Nichols TXEN, the exercise price shall be not less than 110% of such fair market value. The exercise price of each non-statutory option will be determined by the committee at the time of the grant of the non-statutory stock option, which price may not be less than the fair market value of the shares at the time the option is granted, except that with respect to not more than 10% of the shares of common stock authorized under the 1998 Stock Option Plan, a committee composed solely of disinterested non-employee directors may establish an exercise price below fair market value. In addition, options may not be repriced to specify a price less than the initial exercise price, except that with respect to not more than 10% of the shares of common stock authorized under the 1998 Stock Option Plan, a committee composed solely of disinterested non-employee directors may approve a repricing of options specifying a lower price.



     No non-statutory option is exercisable either in whole or in part prior to the earlier of the date specified in the non-statutory option or six months from the date the non-statutory option is granted. Each non-statutory option will expire on the earlier of the date specified in the non-statutory option or ten years from the date the non-statutory option is granted. No incentive option is exercisable, either in whole or in part, prior to two years from the date it is granted and in no event is an incentive option exercisable after the expiration of five years from the date it is granted. Each incentive option is exercisable in three installments. Up to one-third of the total shares granted may be purchased after 24 months from the date of the grant, up to an additional one-third may be purchased after 36 months and up to the final one-third may be purchased after 48 months. Incentive option recipients may accumulate installments not yet exercised, which may be exercised, in whole or in part, in any subsequent period but not later than five years from the date the incentive option is granted.



     The Board of Directors may amend the 1998 Stock Option Plan without stockholder approval, except with respect to:



     - a change in the number of shares for which options may be granted under the 1998 Stock Option Plan either in the aggregate or as to any individual employee;



     - a change in the provisions relating to the determination of employees to whom options may be granted;



     - removal of the administration of the 1998 Stock Option Plan from the committee;



     - a decrease in the price at which incentive options may be granted; or



     - a change in the restrictions on repricing options.


     Employees' Stock Purchase Plan


     On November 6, 1998, the Board of Directors and Nichols Research, as the sole shareholder, adopted and approved the Nichols TXEN Corporation Employees' Stock Purchase Plan. A total of 500,000 shares of common stock, subject to adjustments, have been reserved for purchase by employees upon the exercise of options granted under the plan. The Stock Purchase Plan will be administered by a committee composed of either the entire Board of Directors or two or more non-employee directors who do not have a material financial relationship with Nichols TXEN or any of its subsidiaries. Persons serving on the Stock Purchase Plan's committee may receive option grants under the Stock Purchase Plan.



     All regular, full-time employees of Nichols TXEN and such subsidiaries as are designated by the Board are eligible to receive options under the Stock Purchase Plan. On each March 1, June 1, September 1 and December 1, beginning after the effective date of this offering, each eligible employee will be granted a non-transferable option to purchase common stock from Nichols TXEN on the last day of the option period. Option periods are three month periods beginning on March 1, June 1, September 1 and December 1 and ending on the next May 31, August 31, November 30 and February 28. Options expire at the end of the option period. The price for stock purchased under each option is 85% of its fair market value on the first day or the last day of the option period, whichever is less. Fair market value on any day means the closing price of the common stock on the Nasdaq National Market on such day, or if not traded on such day, on the last preceding day on which the stock was traded.



     An employee may exercise the option granted to him only by authorizing payroll deductions. As of the last day of the option period, the amount of payroll deductions during such option period will be used to purchase from Nichols TXEN whole shares of common stock under the employee's option. If during an option period an employee becomes ineligible to purchase stock under the Stock Purchase Plan because of the termination of employment or if payroll deductions are discontinued during an option period, the employee's payroll deductions will be returned without interest to the employee.


EMPLOYMENT AGREEMENTS


     Nichols TXEN's predecessor, TXEN, Inc., entered into an employment agreement with Thomas L. Patterson on December 16, 1994. His employment agreement was amended by Nichols TXEN on August 29, 1997, June 1, 1998 and November 6, 1998. Under the provisions of the employment agreement, Mr. Patterson is employed as the Chairman of the Board of Directors of Nichols TXEN on a part-time basis for a term that ends two years after the effective date of this offering. His base salary is an hourly rate for each hour of service performed by him. The employment of Mr. Patterson will terminate upon his death or disability, upon 30 days prior written notice by either party, or for good cause. If Mr. Patterson is terminated by Nichols TXEN on 30 days prior written notice or if Mr. Patterson terminates his employment for good cause or due to his death or disability, he will be paid, as additional compensation, 50% of his annualized base salary for six months after the date of termination.



     Nichols TXEN's predecessor, TXEN, Inc., entered into an employment agreement with Paul D. Reaves on December 16, 1994. His employment agreement was amended by Nichols TXEN on August 29, 1997 and November 6, 1998. Under the provisions of the employment agreement, Mr. Reaves is employed as the Chief Executive Officer for a term that ends two years after the effective date of this offering. The employment agreement automatically renews on a month-to-month basis thereafter. The employment agreement provides that Mr. Reaves will be paid a monthly base salary of $12,500, subject to increases as authorized by the Board of Directors. He may be awarded discretionary performance bonuses. The employment of Mr. Reaves will terminate upon his death or disability, upon 30 days prior written notice by either party, or for good cause. If Mr. Reaves is terminated by Nichols TXEN on 30 days prior written notice or if Mr. Reaves terminates his employment for good cause or due to his death or disability, he will be paid, as additional compensation, 50% of his annualized base salary for six months after the date of termination.

     Nichols TXEN entered into an employment agreement with H. Grey Wood on August 29, 1997. His employment agreement was amended on November 6, 1998. Under the provisions of the employment agreement, Mr. Wood is employed as President and Chief Operating Officer of Nichols TXEN for a term that ends two years after the effective date of this offering. The employment agreement automatically renews on a month-to-month basis thereafter. The employment agreement provides that Mr. Wood will be paid a monthly base salary of $12,500, subject to increases as authorized by the Board of Directors. He may be awarded discretionary performance bonuses. The employment of Mr. Wood will terminate upon his death or disability, upon 30 days prior written notice by either party, or for good cause. If Mr. Wood is terminated by Nichols TXEN on 30 days prior written notice or if Mr. Wood terminates his employment for good cause or due to his death or disability, he will be paid, as additional compensation, an amount equal to his monthly base salary for six months after the date of termination.

                              CERTAIN TRANSACTIONS

SERVICES AGREEMENT


     After this offering, Nichols Research will retain a controlling equity interest in Nichols TXEN. Nichols Research will furnish administrative services to Nichols TXEN pursuant to a Corporate Services Agreement. Under the services agreement, for an annual fee Nichols Research will provide or assist with various administrative services, including:



     - public reporting compliance;



     - corporate record keeping;



     - risk management;



     - employee benefits administration;



     - administration of investor and media relations;



     - tax return preparation;



     - centralized cash management; and



     - financial services.



In fiscal year 1999, the fee is 2.4% of operating expenses less costs of goods sold, defined as direct materials and purchased labor. In fiscal years 1996, 1997, and 1998 under a similar arrangement, Nichols TXEN paid $192,453, $249,577, and $696,214, respectively, to Nichols Research for administrative services. Nichols TXEN believes that the charges under the services agreement are reasonable. For additional items, such as software development services or administrative services that create unusual demands for resources, Nichols Research will charge Nichols TXEN costs actually incurred in performing such services plus a mutually acceptable fee. For the fiscal years ended August 31, 1996, 1997 and 1998, Nichols TXEN paid $145,506, $174,070 and $0, respectively, to Nichols Research for these additional services. Nichols TXEN is not obligated to use Nichols Research for these additional services. During the term of the services agreement, the Nichols TXEN Board of Directors will elect as Secretary of Nichols TXEN the Secretary of Nichols Research and will elect as Treasurer of Nichols TXEN the Chief Financial Officer of Nichols Research. The Secretary and Treasurer of Nichols TXEN will serve in such capacities without compensation from Nichols TXEN. The services agreement automatically renews for successive one-year terms, unless canceled by either Nichols Research or Nichols TXEN upon 90 days prior notice following the initial one-year term.


VOTING AGREEMENT


     Nichols Research has entered into a Voting Agreement with Nichols TXEN dated November 6, 1998, which will become effective upon completion of this offering. Pursuant to the voting agreement, Nichols Research has agreed to vote all of its shares of Nichols TXEN common stock at any meeting at which directors of Nichols TXEN are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors of Nichols TXEN. The voting agreement will terminate upon the earlier of five years from the date of the voting agreement or the date upon which Nichols Research beneficially owns 50% or less of the common stock of Nichols TXEN.


TAX SHARING AGREEMENT


     Nichols Research and Nichols TXEN have entered into a Tax Sharing Agreement which generally provides for the manner in which the parties will bear taxes for the period beginning on September 1, 1998 and ending upon the sale by Nichols TXEN of the common stock pursuant to this offering and income tax deficiencies or refunds resulting from future audit adjustments. Nichols TXEN will be required to pay to Nichols Research an amount equal to the excess of the income tax liability which Nichols TXEN would have for the short period over the amount which Nichols TXEN has previously paid (or been charged with by Nichols Research) with respect to such taxes. If additional taxes must be paid by Nichols TXEN or Nichols Research as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment the other party would obtain an offsetting tax benefit, the party obtaining the tax benefit pays an amount equal to the additional tax to the party whose income tax liability was increased. Likewise, if income taxes are reduced as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment the other party would suffer an offsetting tax detriment, the party whose taxes were reduced must pay such amount to the other party. The tax sharing agreement also contains provisions dealing with contesting adjustments made by tax regulatory authorities, determining who will bear the expense of any such challenge and cooperation between the parties.


THE TXEN ACQUISITION


     As part of the TXEN acquisition, the TXEN shares of the following named executive officers and directors of Nichols TXEN were purchased by Nichols Research for the following consideration consisting of cash and common stock of Nichols Research:


                                         AGGREGATE
                NAME                   CONSIDERATION
                ----                   --------------
                                       (IN THOUSANDS)
Thomas L. Patterson..................     $19,855
Paul D. Reaves.......................       8,519
H. Grey Wood.........................       1,800
W. Luckey Crocker....................         463
Chris H. Horgen......................       2,672

                             PRINCIPAL STOCKHOLDERS


     Prior to this offering, Nichols Research owned 7,500,000 shares, or 100% of Nichols TXEN. Nichols TXEN will sell 2,175,000 shares in connection with this offering, and thereafter Nichols Research will own 7,500,000 shares, or approximately 78% of Nichols TXEN, 75% if the underwriters' over-allotment option is exercised in full. In addition, Chris H. Horgen, the Chairman of the Board of Nichols Research, has authority to direct the voting and disposition of Nichols Research's shares of Nichols TXEN and, therefore, beneficially owns these shares. Mr. Horgen disclaims beneficial ownership of these shares.



     As of February 28, 1999, options covering 781,500 shares of common stock pursuant to the 1998 Stock Option Plan and the Non-Employee Director Stock Option Plan were granted subject to completion of this offering. The tables below set forth the option grants to the executive officers and directors of Nichols TXEN, other officers and employees of Nichols TXEN as a group, and other officers and employees of Nichols Research as a group.


                             1998 STOCK OPTION PLAN


                                                               NUMBER OF SHARES
                                                              SUBJECT TO OPTIONS
                                                              ------------------
Nichols TXEN executive officers and directors:
  Thomas L. Patterson.......................................        40,000
  Paul D. Reaves............................................        89,000
  H. Grey Wood..............................................        94,000
  W. Sanders Pitman.........................................        79,000
  W. Luckey Crocker.........................................        22,500
  John D. McKay.............................................        22,500
  Chris H. Horgen...........................................        40,000
  Allen E. Dillard..........................................         5,000
  Patsy L. Hattox...........................................         5,000
Other officers and employees of Nichols TXEN................       364,500
Other officers and employees of Nichols Research............        10,000


                    NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

                                                               NUMBER OF SHARES
                                                              SUBJECT TO OPTIONS
                                                              ------------------
James D. Kever..............................................         5,000
James I. Harrison, Jr.......................................         5,000

     The right to exercise options under the 1998 Stock Option Plan will not vest until 24 months from the grant date. Up to one-third of the shares subject to these initial grants may be purchased after 24 months from the date of grant, up to an additional one-third may be purchased after 36 months from the date of grant, and up to the final one-third may be purchased after 48 months from the date of grant. None of the options may be exercised later than five years from the grant date. The right to exercise options under the Non-Employee Director Stock Option Plan will not vest until six months from the grant date. The exercise price per share for all of the stock options listed above is the initial public offering price.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Nichols TXEN's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share. As of February 28, 1999, Nichols TXEN had issued and outstanding 7,500,000 shares of common stock. After this offering, Nichols TXEN will have 9,675,000 shares of common stock outstanding.


COMMON STOCK


     Holders of shares of common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of Nichols TXEN's stockholders. Nichols TXEN's amended and restated certificate of incorporation does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of shares of common stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by Nichols TXEN out of funds legally available therefor. In the event of a dissolution, liquidation, or winding up of Nichols TXEN, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of common stock have no preemptive, subscription, redemption, or conversion rights. The outstanding shares of common stock are, and the shares of common stock to be issued by Nichols TXEN in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable. The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.


CERTAIN PROVISIONS OF DELAWARE LAW


     Nichols TXEN is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation, such as Nichols TXEN shall become upon completion of this offering, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, then owns, or owned during the previous three years, 15% or more of Nichols TXEN's voting stock. Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to Nichols TXEN and, accordingly, may discourage attempts to acquire Nichols TXEN.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


     Nichols TXEN's amended and restated certificate of incorporation provides that a director of Nichols TXEN shall not be personally liable to Nichols TXEN or its shareholders, except liability for:


     - breach of the director's duty of loyalty;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - the unlawful payment of a dividend or unlawful stock purchase or redemption; and

     - any transaction from which the director derives an improper personal benefit.

     The amended and restated certificate of incorporation and the amended and restated bylaws also provide that Nichols TXEN shall indemnify directors and officers of Nichols TXEN to the fullest extent permitted by the Delaware General Corporation Law. Nichols TXEN has entered into indemnification agreements with each of its directors.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering there has been no market for the shares of the common stock of Nichols TXEN. Nichols TXEN can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.



     Upon consummation of this offering, Nichols TXEN will have outstanding 9,675,000 shares of common stock. Of the 9,675,000 shares outstanding upon completion of this offering, the 2,175,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of Nichols TXEN as that term is defined in Rule 144 under the Securities Act. The remaining 7,500,000 outstanding shares of common stock may be sold in the public market only if registered or sold pursuant to an exemption from registration such as Rule 144 or 144(k) promulgated under the Securities Act. Nichols Research may cause Nichols TXEN to register for sale any or all of its shares of common stock. Nichols Research, the officers and directors of Nichols TXEN and the executive officers and directors of Nichols Research have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of (other than as gifts), any shares of common stock until 180 days after the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated. BT Alex. Brown Incorporated, in its sole discretion and without notice, may earlier release for sale in the public market all or any portion of the shares subject to such lock-up agreements.



     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares for at least one year is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of:



          - 1% of the number of shares of common stock outstanding; or


          - the average weekly trading volume in the common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale.


Sales under Rule 144 are subject to the availability of current public information about Nichols TXEN. After the expiration of the 180-day lock-up period, 7,500,000 shares owned by Nichols Research will be eligible for sale in the public market subject to compliance with Rule 144.



     After the completion of this offering, Nichols TXEN intends to file a Registration Statement on Form S-8 under the Securities Act to register:


          - the 1,700,000 shares of common stock reserved for issuance under the 1998 Stock Option Plan;

          - the 50,000 shares reserved under the Non-Employee Director Stock Option Plan; and

          - the 500,000 shares reserved for issuance under the Employees' Stock Purchase Plan.

                                  UNDERWRITING


     Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below through their representatives, BT Alex. Brown Incorporated, CIBC Oppenheimer Corp., Friedman, Billings, Ramsey & Co., Inc. and The Robinson-Humphrey Company, LLC, have severally agreed to purchase from Nichols TXEN, the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:


                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
BT Alex. Brown Incorporated.................................
CIBC Oppenheimer Corp.......................................
Friedman, Billings, Ramsey & Co., Inc.......................
The Robinson-Humphrey Company, LLC..........................
                                                              --------
     Total..................................................  2,175,000
                                                              ========


     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.



     Nichols TXEN has been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The underwriters may allow, and such dealers may allow,
a concession not in excess of $          per share to other dealers. After the
initial public offering, the offering price and other selling terms may be changed by the representatives.



     Nichols TXEN has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 325,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by it shown in the above table bears to 2,175,000, and Nichols TXEN will be obligated, pursuant to the option, to sell such shares to the underwriters. The underwriters may exercise such option only to cover over allotments made in connection with the sale of common stock offered hereby. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 2,175,000 shares are being offered.


     The following table shows the underwriting fees to be paid to the underwriters by Nichols TXEN in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                 NO        FULL
                                                              EXERCISE   EXERCISE
                                                              --------   --------
Per Share...................................................  $          $
Total.......................................................  $          $

     The underwriters will offer the shares, including the shares from the over-allotment option if it is exercised, on a firm commitment basis. BT Alex. Brown Incorporated expects to deliver the shares of common stock to purchasers
on          , 1999.


     Nichols TXEN has agreed to indemnify the underwriters and their contracting persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.



     Nichols TXEN, Nichols Research, the officers and directors of Nichols TXEN and the executive officers and directors of Nichols Research, holding in the aggregate approximately 7,500,000 shares of common stock and options to purchase 586,500 shares of common stock, have agreed not to offer, sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated. When determining whether to release shares from the lock-up agreements, BT Alex. Brown Incorporated may consider, among other factors, market conditions at the time, the number of shares for which the release is requested and the shareholder's reasons for requesting the release.



     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover such over allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.



     The representatives of the underwriters have advised Nichols TXEN that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.



     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the common stock will be determined by negotiations among Nichols TXEN and the representatives of the underwriters. Among the factors to be considered in such negotiations will be:


     - prevailing market conditions;


     - the results of operations of Nichols TXEN in recent periods;



     - the market capitalizations and stages of development of other companies that Nichols TXEN and the representatives of the underwriters believe to be comparable to the Company;



     - estimates of the business potential of Nichols TXEN; and



     - the present state of Nichols TXEN's development and other factors deemed relevant.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of the common stock offered hereby will be passed upon for Nichols TXEN by Lanier Ford Shaver & Payne, P.C., Huntsville, Alabama. John R. Wynn is a member of the law firm Lanier Ford Shaver & Payne, P.C. and is a director of Nichols Research. As of the date of this prospectus, six attorneys of Lanier Ford Shaver & Payne, P.C., including Mr. Wynn, beneficially owned an aggregate of 31,321 shares of Nichols Research common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.


                                    EXPERTS

     The financial statements and schedule of Nichols TXEN and financial statements of TXEN, Inc. appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the registration statement. Such financial statements and schedule have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     Nichols TXEN has filed with the Securities and Exchange Commission a registration statement on Form S-1, together with all amendments, schedules and exhibits thereto, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Nichols TXEN and the common stock offered hereby, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement, or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. Information pertaining to the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, Nichols TXEN is required to file electronic versions of these documents with the SEC through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.



     Nichols TXEN intends to make available to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS


NICHOLS TXEN CORPORATION:
Report of Independent Auditors..............................   F-2
Balance Sheets as of August 31, 1997 and 1998 and February
  28, 1998 (unaudited) and February 28, 1999 (unaudited)....   F-3
Statements of Operations for the three years ended August
  31, 1996, 1997 and 1998 and the six months ended February
  28, 1998 (unaudited) and February 28, 1999 (unaudited)....   F-4
Statements of Changes in Stockholder's Equity for the three
  years ended August 31, 1996, 1997 and 1998 and the six
  month period ended February 28, 1999 (unaudited)..........   F-5
Statements of Cash Flows for the three years ended August
  31, 1996, 1997 and 1998 and the six months ended February
  28, 1998 (unaudited) and February 28, 1999 (unaudited)....   F-6
Notes to Financial Statements...............................   F-7

TXEN, INC.:
Report of Independent Auditors..............................  F-17
Balance Sheets as of June 30, 1996 and 1997.................  F-18
Statements of Operations for the two years ended June 30,
  1996 and 1997.............................................  F-19
Statements of Changes in Stockholders' Equity for the two
  years ended June 30, 1996 and 1997........................  F-20
Statements of Cash Flows for the two years ended June 30,
  1996 and 1997.............................................  F-21
Notes to Financial Statements...............................  F-22

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Nichols TXEN Corporation


     We have audited the accompanying balance sheets of Nichols TXEN Corporation as of August 31, 1997 and 1998, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Nichols TXEN Corporation as of August 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.

                                                         ERNST & YOUNG LLP

Birmingham, Alabama
January 7, 1999

                            NICHOLS TXEN CORPORATION
                                 BALANCE SHEETS
                                 (IN THOUSANDS)


                                                            AUGUST 31,         FEBRUARY 28,
                                                         -----------------   -----------------
                                                          1997      1998      1998      1999
                                                         -------   -------   -------   -------
                                                                                (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents............................  $   237   $ 1,804   $   273   $   860
  Accounts receivable, less allowance for doubtful
     accounts of $150 and $500 at August 31, 1997 and
     1998, respectively................................    6,946     9,919    12,665    11,628
  Deferred income taxes................................      156       436       289       453
  Other................................................      575     1,455     1,098     1,182
                                                         -------   -------   -------   -------
Total current assets...................................    7,914    13,614    14,325    14,123

Property and equipment, net............................    4,783     6,527     5,623     7,783

Deferred income taxes..................................       --        --        --       705

Intangible assets, net.................................   39,355    37,574    38,831    32,029
                                                         -------   -------   -------   -------
Total assets...........................................  $52,052   $57,715   $58,779   $54,640
                                                         =======   =======   =======   =======

                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable.....................................  $ 1,105   $   751   $ 1,159   $   327
  Accrued compensation and benefits....................      459     1,444     1,054     1,316
  Income taxes payable.................................      419     2,126       901       837
  Payable to Nichols Research and affiliates...........    1,003     2,635     4,031     3,486
  Deferred revenue.....................................    2,371       379     3,732       160
  Other................................................      334       499        77       526
                                                         -------   -------   -------   -------
Total current liabilities..............................    5,691     7,834    10,954     6,652

Deferred income taxes..................................      532       800       592        --

Commitments

Stockholder's equity:
  Common stock.........................................       75        75        75        75
  Additional paid-in capital...........................   52,833    52,833    52,833    52,833
  Retained earnings (deficit)..........................   (7,079)   (3,827)   (5,675)   (4,920)
                                                         -------   -------   -------   -------
Total stockholder's equity.............................   45,829    49,081    47,233    47,988
                                                         -------   -------   -------   -------
Total liabilities and stockholder's equity.............  $52,052   $57,715   $58,779   $54,640
                                                         =======   =======   =======   =======


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                     SIX MONTHS ENDED
                                         YEARS ENDED AUGUST 31,        FEBRUARY 28,
                                       ---------------------------   -----------------
                                        1996      1997      1998      1998      1999
                                       -------   -------   -------   -------   -------
                                                                        (UNAUDITED)
Revenues............................   $10,370   $12,438   $43,480   $19,050   $25,249
Cost of revenues....................     6,438     7,769    23,256    10,192    13,689
                                       -------   -------   -------   -------   -------
Gross profit........................     3,932     4,669    20,224     8,858    11,560
Selling, general and administrative
  expenses..........................     1,932     2,251     7,367     3,238     4,593
Research and development............       710     1,155     2,771     1,130     1,493
Depreciation and amortization.......       947       985     4,547     2,087     2,401
Write-off of purchased in-process
  research and development..........        --     8,500        --        --        --
Intangible asset impairment.........        --        --        --        --     4,297
                                       -------   -------   -------   -------   -------
Income (loss) from operations.......       343    (8,222)    5,539     2,403    (1,224)
Other income (expense):
  Interest expense..................        --        --        (4)       (2)       --
  Equity in earnings of TXEN,
     Inc............................        94       656        --        --        --
                                       -------   -------   -------   -------   -------
Income (loss) before income taxes...       437    (7,566)    5,535     2,401    (1,224)
Income tax expense (benefit)........       117       107     2,283       997      (131)
                                       -------   -------   -------   -------   -------
Net income (loss)...................   $   320   $(7,673)  $ 3,252   $ 1,404   $(1,093)
                                       =======   =======   =======   =======   =======
Earnings (loss) per common share....   $  0.04   $ (1.02)  $  0.43   $  0.19   $ (0.15)
                                       =======   =======   =======   =======   =======
Weighted average common shares
  outstanding.......................     7,500     7,500     7,500     7,500     7,500
                                       =======   =======   =======   =======   =======


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                            COMMON STOCK      ADDITIONAL   RETAINED        TOTAL
                                         ------------------    PAID-IN     EARNINGS    STOCKHOLDER'S
                                          SHARES     AMOUNT    CAPITAL     (DEFICIT)      EQUITY
                                         ---------   ------   ----------   ---------   -------------
BALANCE AT AUGUST 31, 1995.............  7,500,000    $75      $ 9,033      $   274       $ 9,382
Net income.............................                --           --          320           320
                                         ---------    ---      -------      -------       -------
BALANCE AT AUGUST 31, 1996.............  7,500,000     75        9,033          594         9,702
Contribution from Nichols Research for
  acquisition of TXEN..................                --       43,800           --        43,800
Net loss...............................                --           --       (7,673)       (7,673)
                                         ---------    ---      -------      -------       -------
BALANCE AT AUGUST 31, 1997.............  7,500,000     75       52,833       (7,079)       45,829
Net income.............................                --           --        3,252         3,252
                                         ---------    ---      -------      -------       -------
BALANCE AT AUGUST 31, 1998.............  7,500,000     75       52,833       (3,827)       49,081
Stock dividend affected in the form of
  a 7,500 to 1 stock split.............  7,500,000     75           --           --            --
Net loss (unaudited)...................                --           --       (1,093)       (1,093)
                                         ---------    ---      -------      -------       -------
BALANCE AT FEBRUARY 28, 1999
  (UNAUDITED)..........................  7,500,000    $75      $52,833      $(4,920)      $47,988
                                         =========    ===      =======      =======       =======


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                              SIX MONTHS ENDED
                                                  YEARS ENDED AUGUST 31,        FEBRUARY 28,
                                                ---------------------------   -----------------
                                                 1996      1997      1998      1998      1999
                                                ------   --------   -------   -------   -------
                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)............................   $  320   $ (7,673)  $ 3,252   $ 1,404   $(1,093)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization..............      947        985     4,547     2,087     2,401
  Provision for doubtful accounts............       --         --       350        25        72
  Equity in earnings of TXEN, Inc............      (94)      (656)       --        --        --
  Deferred income taxes......................       54         (4)      (12)      (73)   (1,522)
  Write-off of purchased in-process research
  and development............................       --      8,500        --        --        --
  Intangible asset impairment................       --         --        --        --     4,297
  Changes in assets and liabilities, net of
    effects of acquisition:
    Accounts receivable......................     (531)      (584)   (3,323)   (5,744)   (1,781)
    Other assets.............................     (228)       (73)     (880)     (523)      273
    Accounts payable.........................        2          5      (354)       54      (424)
    Accrued compensation and benefits........       59         44       985       595      (128)
    Payable to Nichols Research and
       affiliates............................      438        309     1,632     3,510      (438)
    Other current liabilities................      115         79       120     1,104      (192)
                                                ------   --------   -------   -------   -------

Net cash provided by operating activities....    1,082        932     6,317     2,439     1,465

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment..........     (684)      (909)   (4,185)   (2,176)   (2,168)
Payments for acquisitions, net of cash
  acquired...................................       --    (17,439)       --        --        --
Additions to deferred software development
  cost.......................................     (280)      (490)     (565)     (227)     (241)
                                                ------   --------   -------   -------   -------
Net cash used by investing activities........     (964)   (18,838)   (4,750)   (2,403)   (2,409)

CASH FLOWS FROM FINANCING ACTIVITIES:
Transfers from Nichols Research..............       --     17,892        --        --        --
                                                ------   --------   -------   -------   -------

Net cash provided by financing activities....       --     17,892        --        --        --
                                                ------   --------   -------   -------   -------

Net increase (decrease) in cash and cash
  equivalents................................      118        (14)    1,567        36      (944)
Cash and cash equivalents at beginning of
  period.....................................      133        251       237       237     1,804
                                                ------   --------   -------   -------   -------

Cash and cash equivalents at end of period...   $  251   $    237   $ 1,804   $   273   $   860
                                                ======   ========   =======   =======   =======

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  TRANSACTIONS:
Issuance of Nichols Research common stock as
  consideration in acquisitions..............   $   --   $ 26,325   $    --   $    --   $    --


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                                AUGUST 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business


     Nichols SELECT Corporation, a wholly owned subsidiary of Nichols Research Corporation, was incorporated under the laws of the State of Delaware on September 17, 1996. Nichols TXEN is a provider of outsourcing solutions for information technology and administrative services in the managed care and physician practice management markets. All references to Nichols TXEN in the notes to the Financial Statements refer to Nichols TXEN Corporation and its predecessor businesses and divisions, as discussed below.



     Nichols Research formed CSC Acquisition, Inc. as a wholly owned subsidiary on June 6, 1995. On June 30, 1995, CSC Acquisition acquired Computer Services Corporation (CSC). Nichols Research formed Nichols SELECT Corporation as a wholly owned subsidiary on September 17, 1996. On September 23, 1996, CSC Acquisition was merged into Nichols SELECT. On December 16, 1994, Nichols Research acquired 19.9% of the capital stock of TXEN, Inc. with an option to acquire the remaining 80.1% of TXEN. On August 29, 1997, Nichols Research exercised its option and acquired the remaining 80.1% of TXEN through a merger of TXEN into Nichols SELECT, which after the merger continued to be wholly owned by Nichols Research. After the TXEN merger, Nichols SELECT changed its name to Nichols TXEN Corporation.


     Basis of Presentation


     The accompanying financial statements have been prepared using Nichols Research's historical basis in the selected assets and liabilities of Nichols TXEN. The financial statements reflect the results of operations, financial condition and cash flows of Nichols TXEN as a component of Nichols Research and may not be indicative of the actual results of operations and financial position of Nichols TXEN. Nichols TXEN believes the statements of operations include a reasonable allocation of administrative costs, which are described in Note 2, incurred by Nichols Research on behalf of Nichols TXEN.



     On November 6, 1998, Nichols TXEN amended its Certificate of Incorporation to change the authorized capital stock from 1,000 shares of $1.00 par value common stock to 30,000,000 shares of $0.01 par value common stock and effected a 7,500-for-1 stock split in the form of a stock dividend of 7,499 shares for each one share outstanding. As a result of the stock split, the outstanding shares of common stock of Nichols TXEN increased to 7,500,000 shares. All share and per share amounts have been retroactively restated to reflect the stock split.



     Earnings Per Share



     In February 1997, Statement of Financial Account Standards (SFAS) No. 128, Earnings per Share, was issued which requires the presentation of basic and diluted earning per share for each period presented in the Company's financial statements. SFAS No. 128 also requires presentation for sale of securities in a public market. Basic earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of the calculation of basic earnings per share, weighted average common shares outstanding assumes shares of Common Stock are outstanding for each period presented (see Basis of Presentation above). Diluted earnings per share is calculated in the same manner as basic earnings per share as there are no additional common stock equivalents in include. Employee stock options for approximately 781,500 shares of Common Stock are to be issued upon completion of an initial public offering of Nichols TXEN's common stock at the offering price are assumed to have no dilutive effect.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Revenue Recognition



     Revenue from services is recognized either as the services are performed based on Nichols TXEN's standard rates for the applicable services or as contract milestones are achieved, if specified and required under the contract with the customer. Revenue from post-contract customer support is recognized in the period the customer support services are provided.


     Concentration of Credit Risk and Financial Instruments


     Financial instruments which subject Nichols TXEN to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising Nichols TXEN's customer base. Nichols TXEN believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts. Nichols TXEN generally does not require collateral on its trade accounts receivable.


     Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years for equipment and furniture and over the terms of the related leases for leasehold improvements.


     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Nichols TXEN adopted Statement No. 121 in the first quarter of fiscal year 1997 with no impact to the financial statements.


     Income Taxes


     Historically, Nichols TXEN's operations have been included in the consolidated federal income tax returns filed by Nichols Research. Income tax expense as presented in the accompanying financial statements has been calculated on a separate tax return basis. Deferred income taxes are provided for temporary differences between financial and taxable income, primarily related to accrued liabilities, intangible amortization and use of accelerated depreciation methods for income tax purposes.


     Cash and Temporary Cash Investments


     Nichols TXEN considers cash equivalents as those securities that are available upon demand or have maturities of three months or less at the time of purchase. At August 31, 1998, temporary cash investments consisted of various money market accounts, primarily with an Alabama bank.


     Intangible Assets


     Goodwill and customer base are being amortized on a straight-line basis over twenty years. Workforce is being amortized on a straight-line basis over seven years. Nichols TXEN periodically

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

evaluates the recoverability of such intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. Nichols TXEN assesses long-lived assets, of which goodwill associated with assets acquired in a purchase business combination is included, for impairment evaluations under Statement No. 121.



     Deferred software development costs which are primarily comprised of salaries and related costs, are expensed until technological feasibility is established and then capitalized until a marketable product is completed. Technological feasibility is established upon completion of a working model or when a detail product design and program design exists. Amortization of capitalized software costs begins when the related product is available for general release to customers and is provided for each product based on the greater of the amount computed using (1) the ratio of current gross revenues to total current and anticipated future gross revenues for the related software or
(2) the straight-line method over a five-year life or the product's estimated economic life, if shorter.


     Stock Options


     From time to time Nichols Research has granted stock options for the purchase of shares of the common stock of Nichols Research to selected Nichols TXEN employees. These grants had an exercise option price equal to the fair value of the shares at the date of option grant. Nichols Research accounts for stock option grants in accordance with the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and intends to continue to do so; accordingly, no compensation expense for such stock option grants is included in the financial statements of Nichols TXEN.


     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     Interim Financial Statements (Unaudited)


     The accompanying unaudited financial statements as of February 28, 1998 and February 28, 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended February 28, 1999 are not necessarily indicative of the results that may be expected for the year ended August 31, 1999.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

2. RELATED PARTY TRANSACTIONS


     Nichols TXEN utilized central cash management systems of Nichols Research to finance its operations. Cash requirements are satisfied either by intercompany transactions between Nichols Research and Nichols TXEN or by cash from operations. Such intercompany transactions are included in the payable to Nichols Research account. Intercompany transactions between Nichols Research and Nichols TXEN do not bear interest and, therefore, no interest charge is reflected in the accompanying statements of operations.



     Nichols Research provides and assists with various administrative services for Nichols TXEN. Such corporate administrative expenses amounting to $192,453, $249,577 and $696,214 have been allocated to Nichols TXEN during the fiscal years ended August 31, 1996, 1997 and 1998, respectively, and are reflected in the accompanying statements of operations as selling, general and administrative expenses. These costs were allocated to Nichols TXEN by multiplying certain direct operating expenses by a standard overhead rate for each period presented. The standard overhead rate was developed through analysis of actual services and related estimated costs provided to Nichols TXEN on a historical basis. However, the costs of these transactions may differ from those that would result from transactions with unrelated parties.



     Substantially all full-time employees of Nichols TXEN are covered by a defined contribution plan offered through Nichols Research. Employees are permitted to defer up to 15% of their salary. Nichols Research matches the employee's contribution up to a maximum of 2% of the employee's salary. Discretionary contributions may also be made to the plan as determined annually by the Nichols Research Board of Directors. Amounts charged to Nichols TXEN's earnings with respect to the plan were approximately $38,000, $38,000 and $124,000 for 1996, 1997 and 1998, respectively.



     Nichols TXEN intends to establish its own defined contribution plan with similar terms in the future. Until that time, Nichols TXEN will bear its allocable share of the costs of the Nichols Research plan.


3. INCOME TAXES


     Income taxes allocated to Nichols TXEN were determined as if Nichols TXEN filed on a separate income tax return basis. The provisions for income taxes for the years ended August 31, consist of the following :


                                                              1996   1997    1998
                                                              ----   ----   ------
                                                                 (IN THOUSANDS)
Current:
  Federal...................................................  $154   $101   $2,070
  State.....................................................    16     10      225
                                                              ----   ----   ------
                                                               170    111    2,295
                                                              ----   ----   ------
Deferred:
  Federal...................................................   (46)    (4)     (11)
  State.....................................................    (7)    --       (1)
                                                              ----   ----   ------
                                                               (53)    (4)     (12)
                                                              ----   ----   ------
                                                              $117   $107   $2,283
                                                              ====   ====   ======

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

3. INCOME TAXES (CONTINUED)
     The significant components of deferred tax assets and liabilities as of August 31:

                                                                1997     1998
                                                                -----    -----
                                                                (IN THOUSANDS)
Current deferred tax assets:
  Accrued liabilities not currently deductible..............    $ 92     $255
  Allowance for doubtful accounts receivable................      64      181
                                                                ----     ----
Total current deferred tax assets...........................     156      436
                                                                ----     ----
Non-current deferred tax liabilities:
  Basis difference for property and equipment...............     311      472
  Amortization of intangibles...............................     221      328
                                                                ----     ----
Total non-current deferred tax liabilities..................     532      800
                                                                ----     ----
                                                                $376     $364
                                                                ====     ====

     Income tax expense as a percentage of income before income taxes for the years ended August 31, varies from the federal statutory rate due to the following:

                                                              1996      1997     1998
                                                              -----    ------    -----
Statutory federal income tax rate...........................   34.0%    (34.0)%   34.0%
State income taxes, net of federal benefit..................    3.7        --      4.1
Non-deductible write-off of purchased in-process research
  and development...........................................     --      38.2       --
Equity in earnings of TXEN, Inc.............................   (7.3)     (2.9)      --
Other.......................................................   (3.6)      0.1      3.1
                                                              -----    ------    -----
                                                               26.8%      1.4%    41.2%
                                                              =====    ======    =====


     Nichols TXEN made payments in lieu of income taxes to Nichols Research of approximately $100,000, $75,000 and $1,800,000 in 1996, 1997, and 1998,
respectively.



4. COMMITMENTS



     Nichols TXEN leases office facilities under various operating leases. The leases generally have terms of one to ten years. Rent expense for all operating leases for the years ended August 31, was as follows:



                                                              1996      1997     1998
                                                              -----    ------    -----
                                                                   (IN THOUSANDS)
Total rent expense..........................................  $ 299    $  333    $ 821



     Future minimum lease payments under operating leases with remaining terms of one year or more for the years ended August 31, are (in thousands):



                                       1999     2000     2001     2002     2003    THEREAFTER
                                      ------   ------   ------   ------   ------   ----------
Total...............................  $1,535   $1,659   $1,659   $1,659   $1,659     $8,163

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998


5. PROPERTY AND EQUIPMENT



     Property and equipment was comprised of the following as of August 31:



                                                                  1997       1998
                                                                 ------     ------
                                                                  (IN THOUSANDS)
Furniture and fixtures......................................     $1,152     $1,400
Data processing and computer equipment......................      2,627      5,275
Other.......................................................      1,511      2,042
                                                                 ------     ------
                                                                  5,290      8,717
Less accumulated depreciation...............................        507      2,190
                                                                 ------     ------
                                                                 $4,783     $6,527
                                                                 ======     ======



6. INTANGIBLE ASSETS



     Intangible assets were comprised of the following as of August 31:



                                                               1997      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Goodwill....................................................  $23,536   $23,536
Customer base...............................................   13,365    13,365
Deferred software development costs.........................    2,864     3,872
Workforce...................................................      780       780
                                                              -------   -------
                                                               40,545    41,553
Less accumulated amortization...............................    1,190     3,979
                                                              -------   -------
                                                              $39,355   $37,574
                                                              =======   =======



7. EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE PLANS



     Nichols Research has employee stock option plans that provide for the issuance of incentive stock options (as defined by the Internal Revenue Code) and nonstatutory stock options to key employees, including officers of Nichols TXEN. Options are, in general, nontransferable and exercisable only during employment. Options expire five years from the date of grant.



     A summary of activity relating to Nichols Research stock options of Nichols TXEN's employees is as follows:


                                                                   INCENTIVE     NONSTATUTORY
                                                        TOTAL    STOCK OPTIONS      TOTAL
                                                       -------   -------------   ------------
Outstanding at August 31, 1996.......................  104,460       93,996         10,464
Outstanding at August 31, 1997.......................  133,564      123,063         10,501
Outstanding at August 31, 1998.......................  131,385      125,374          6,011
Exercisable at August 31, 1998.......................   19,291       19,291             --

                                                                                    WEIGHTED
                   NUMBER         WEIGHTED      WEIGHTED AVERAGE                    AVERAGE
   RANGE OF        OPTIONS        AVERAGE          REMAINING          NUMBER      EXERCISABLE
EXERCISE PRICES  OUTSTANDING   EXERCISE PRICE   CONTRACTUAL LIFE   EXERCISABLE       PRICE
---------------  -----------   --------------   ----------------   ------------   ------------
$10.00 -- $15.50   43,615          $12.02          1.93 years         18,541         $11.88
$20.38 -- $23.50   52,770           22.49          3.74 years            750          21.50
$24.50 -- $25.00   35,000           24.93          3.94 years             --             --

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

7. EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE PLANS (CONTINUED)
     Nichols Research has an employee stock purchase plan that allows eligible employees to purchase common stock at less than fair value. The purchase price is 85% of fair market value on each quarterly purchase date. Purchases are limited to the lesser of 10% of an employee's annual compensation or $25,000. Shares of common stock issued under this plan were 2,018, 3,482 and 20,373 in 1996, 1997, and 1998, respectively.


     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which requires that financial statements include disclosures about the stock-based employees compensation and allows, but does not require, a fair value-based method of accounting for such compensation. As allowed under the provisions of Statement No. 123, Nichols TXEN has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock based plans. Accordingly, no compensation cost has been recognized for the qualified stock option plans and the employee stock purchase plans. Had compensation cost for these programs been determined based on the fair value at the grant dates for awards under these programs consistent with Statement No. 123, Nichols TXEN's net income (loss) would have been reduced to the pro forma amounts indicated below. The effects of applying Statement No. 123 on a pro forma basis are not likely to be representative of the effects on reported pro forma net income
(loss) for future years as the estimated compensation cost reflects only options granted subsequent to August 31, 1995.


                                                             1996      1997      1998
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Net income (loss):
  As reported.............................................  $   320   $(7,673)  $ 3,252
  Pro forma...............................................      302    (7,766)    2,934

     The fair value of each option grant is estimated on the date of grant using a type of Black-Scholes option-pricing model with the following weighted-average assumptions used for option grants in fiscal 1996, 1997 and 1998, respectively; dividend yield of 0% for all years, expected volatility factors of 0.378, 0.312 and 0.391; risk-free interest rates of 6.64%, 6.23% and 6.37%; and expected lives of 4 years.

8. BUSINESS COMBINATIONS


     In fiscal year 1995, Nichols Research purchased 19.9% of the capital stock of TXEN, for approximately $1.5 million. In August 1997, Nichols Research exercised its option to acquire the remaining 80.1% of the capital stock of TXEN for aggregate consideration of approximately $43.8 million. The total purchase price for the TXEN acquisition was allocated to the TXEN assets and liabilities. The excess of the purchase price over the fair market value of the tangible assets acquired, $42.8 million, was allocated to the following intangibles: $8.5 million to in-process research and development, $17.4 million to goodwill, $14.1 million to other intangibles and $2.8 million to capitalized software development. In-process research and development of $8.5 million was expensed in the fourth quarter of 1997. The fair value of the acquired in-process technology was determined based on an analysis of the markets, cash flows and risk of achieving such cash flows. Goodwill and other intangibles of $30.7 million are being amortized using the straight-line method over an estimated useful life of 20 years.



     Of the total purchase price for the acquisition of TXEN, $8.5 million was allocated to ten software programs and systems constituting in-process technology. At the date of acquisition, the technological feasibility of the acquired technology had not been established and the acquired

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

8. BUSINESS COMBINATIONS (CONTINUED)

technology has no alternative future uses. There can be no assurance that the purchased in-process technology will be successfully developed. The acquired in-process technology consisted of ten software and systems development projects to reduce the time and personnel needed to perform managed care administrative functions and provide enhanced information reports. At the date of acquisition, the estimated cost to complete the projects was $1.8 million, of which $0.4 million was spent in fiscal year 1998 and of which $1.3 million is expected to be spent in the fiscal year 1999. To the extent the in-process technology is not successfully developed, this could have a material adverse impact on Nichols TXEN's operating results and financial condition.


     The following unaudited pro forma summary presents information as if the TXEN acquisition had occurred at the beginning of the fiscal year ended August 31, 1996. The charge of $8.5 million related to the write-off of purchased in-process research and development has been included in the pro forma results for the year ended August 31, 1996. The pro forma information is presented for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

                                                            1996      1997
                                                          --------   -------
                                                            (IN THOUSANDS)
        Revenues........................................  $ 18,274   $27,921
        Net income (loss)...............................  $(10,266)  $ 1,030

9. SUBSEQUENT EVENTS (UNAUDITED):


     In connection with a proposed public offering of a portion of Nichols TXEN's common stock, Nichols TXEN and Nichols Research would execute and deliver related agreements, the proposed forms of which are summarized below.


SERVICES AGREEMENT


     Nichols Research will furnish administrative services to Nichols TXEN pursuant to a Corporate Services Agreement. Under the services agreement, Nichols Research will provide various administrative services, including public reporting compliance, corporate record keeping, risk management, employee benefit administration, administration of investor and media relations, tax return preparation, centralized cash management and financial and other services for an annual fee. In fiscal year 1999, the fee is 2.4% of operating expenses less costs of goods sold defined as direct materials and purchased labor. In fiscal years 1996, 1997, and 1998 under a similar arrangement, Nichols TXEN paid $192,453, $249,577, and $696,214, respectively, to Nichols Research for administrative services. Nichols TXEN believes that the charges under the services agreement are reasonable. For additional items, such as software development services or administrative services that create unusual demands for resources, Nichols Research will charge Nichols TXEN costs actually incurred in performing such services plus a mutually acceptable fee. For the fiscal years ended August 31, 1996, 1997 and 1998, Nichols TXEN paid $145,506, $174,070 and
$0, respectively, to Nichols Research for these additional services. Nichols TXEN is not obligated to use Nichols Research for these additional services. During the term of the services agreement, the Nichols TXEN Board of Directors will elect as Secretary the Secretary of Nichols Research and will elect as Treasurer the Chief Financial Officer of Nichols Research. The Secretary and Treasurer will serve in such capacities without compensation from Nichols TXEN.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

9. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)

The services agreement automatically renews for successive one year terms, unless canceled by either Nichols Research or Nichols TXEN upon 90 days prior notice following the initial one year term.


VOTING AGREEMENT


     Nichols Research has entered into a Voting Agreement with Nichols TXEN dated November 6, 1998 which will become effective upon completion of an initial public offering. Pursuant to the Voting Agreement, Nichols Research has agreed to vote all of its shares of Nichols TXEN common stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors of Nichols TXEN. The Voting Agreement will terminate upon the earlier of five years from the date of the Voting Agreement or the date upon which Nichols Research owns beneficially 50% or less of the common stock of Nichols TXEN.


TAX SHARING AGREEMENT


     Nichols Research and Nichols TXEN have entered into a Tax Sharing Agreement which generally provides for the manner in which the parties will bear taxes for the period beginning on September 1, 1998, and ending upon the sale by Nichols TXEN of the common stock pursuant to this offering and income tax deficiencies or refunds resulting from future audit adjustments. Nichols TXEN will be required to pay to Nichols Research an amount equal to the excess of the income tax liability which Nichols TXEN would have for the short period over the amount which Nichols TXEN has previously paid (or been charged with by Nichols Research) with respect to such taxes. If additional taxes must be paid by Nichols TXEN or Nichols Research as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment, the other party would obtain an offsetting tax benefit, the party obtaining the tax benefit pays an amount equal to the additional tax to the party whose income tax liability was increased. Likewise, if income taxes are reduced as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment, the other party would suffer an offsetting tax detriment, the party whose taxes were reduced must pay such amount to the other party. The Tax Sharing Agreement also contains provisions dealing with contesting adjustments made by tax regulatory authorities, determining who will bear the expense of any such challenge and cooperation between the parties.



10. INTANGIBLE ASSET IMPAIRMENT (UNAUDITED)



     At February 18, 1999, the Company recorded an intangible asset impairment charge of $4.3 million. As previously disclosed, management regularly monitors its results of operations and other developments within the industry to adjust its cash flow forecast, as necessary, to determine if an adjustment is necessary to the carrying value of the Company's intangible assets.



     During the second quarter of 1999, management of the Company believed there were events and changes in circumstances that warranted a re-assessment as to whether the carrying amount of the goodwill related to the 1995 purchase of the practice management business of CSC was still recoverable. These events include:
(1) loss of two significant customers, (2) discontinuance of turnkey sales and
(3) a reduction in technology outsourcing revenues. Therefore, in accordance with applicable accounting rules, management prepared an undiscounted cash flow analysis over the estimated recovery period to determine if these intangible assets were still

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998


recoverable. Management prepared the analysis with assumptions that reflected its current outlook on the business. In all instances, management believed the assumptions inherent in the analysis were reasonable and supportable. The following key assumptions were used in management's undiscounted cash flow analysis: (1) revenue was forecasted to decline through fiscal 2000 and then remain flat; (2) EBITDA margin was forecasted to continue to decrease in 1999, increase slightly over the following four years and then stabilize at a moderate margin over the remaining life of the assets; and (3) capital spending would be maintained in the range of 3% of revenue. Since the undiscounted cash flow model showed an impairment of the Company's long-lived assets, the Company used a discounted cash flow model to measure the fair value of these long-lived assets, which was consistent with the Company's policy. The fair value calculation determined the fair value of the long-lived assets was less than book value. The Company wrote off the value of its longest lived asset first, which resulted in the write-off of all of the goodwill associated with the CSC acquisition.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
TXEN, Inc.


     We have audited the accompanying balance sheets of TXEN, Inc. as of June 30, 1996 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TXEN, Inc. at June 30, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


     As discussed in Note 1 to the financial statements, in 1996 the Company changed its method of accounting for depreciation.


                                          ERNST & YOUNG LLP

August 1, 1997

                                   TXEN, INC.
                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  JUNE 30,
                                                               ---------------
                                                                1996     1997
                                                               ------   ------
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................   $  631   $1,146
  Accounts receivable, net of allowance for doubtful
     accounts of $35 and $125 at June 30, 1996 and 1997,
     respectively...........................................    1,096    4,771
  Prepaid expenses..........................................       85      111
  Income taxes receivable...................................       25       --
  Deferred income taxes.....................................      301      211
  Inventory.................................................       17       15
  Other.....................................................        4       --
                                                               ------   ------
Total current assets........................................    2,159    6,254

Property and equipment, net.................................    2,272    2,917

Deferred software development...............................       --      662
                                                               ------   ------
Total assets................................................   $4,431   $9,833
                                                               ======   ======
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to stockholder...............................   $    8   $    8
  Customer deposits.........................................      129       --
  Accounts payable and accrued expenses.....................      171      722
  Accrued salaries, bonuses and vacation....................      209      398
  Income taxes payable......................................       --      433
  Current portion of long-term debt.........................      253      276
  Short-term notes..........................................      135       --
  Deferred revenue..........................................    1,071    2,049
  Interest payable..........................................       --      231
  Accrued officers salaries.................................       --      288
  Other.....................................................        7        3
                                                               ------   ------
Total current liabilities...................................    1,983    4,408

Interest payable............................................      200       --
Accrued officers salaries...................................      288       --
Deferred income taxes.......................................      124      395
Long-term debt to stockholders..............................      258      274
Long-term debt..............................................      639      366
Stockholders' equity:
  Preferred stock, $.002 par value; 1 share authorized, 1
     share and 0 shares issued and outstanding at 1996 and
     1997, respectively.....................................    1,500       --
  Class A common stock, $.002 par value; 5,000,000 shares
     authorized, 5,000,000 and 4,000,500 shares issued and
     outstanding at 1996 and 1997, respectively.............       10        8
  Class B common stock, $.002 par value; 1,250,000 shares
     authorized, 0 and 999,500 shares issued and outstanding
     at 1996 and 1997, respectively.........................       --        2
  Additional paid-in capital................................      410    1,910
  Retained earnings (deficit)...............................     (532)   2,889
  Notes receivable from stockholders........................     (449)    (419)
                                                               ------   ------
     Total stockholders' equity.............................      939    4,390
                                                               ------   ------
Total liabilities and stockholders' equity..................   $4,431   $9,833
                                                               ======   ======

                            See accompanying notes.

                                   TXEN, INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                               YEARS ENDED JUNE 30,
                                                               ---------------------
                                                                 1996        1997
                                                               ---------   ---------
Revenues....................................................    $ 6,860     $14,980
Cost of revenues............................................      3,212       4,848
                                                                -------     -------
Gross profit................................................      3,648      10,132
Selling, general and administrative expenses................      2,467       2,945
Research and development....................................        926       1,069
Depreciation and amortization...............................        532         709
                                                                -------     -------
Income (loss) from operations...............................       (277)      5,409
Other income (expense):
  Interest expense..........................................       (153)        (88)
  Interest income...........................................        102          75
  Other.....................................................         --           4
                                                                -------     -------
Income (loss) before income taxes and cumulative effect of a
  change in accounting principle............................       (328)      5,400
Income tax expense (benefit)................................        (93)      1,979
                                                                -------     -------
Income (loss) before cumulative effect of a change in
  accounting principle......................................       (235)      3,421
Cumulative effect on prior years of changing to a different
  depreciation method (net of taxes of $33).................         82          --
                                                                -------     -------
Net income (loss)...........................................    $  (153)    $ 3,421
                                                                =======     =======


                            See accompanying notes.

                                   TXEN, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                               NOTES
                                               CLASS A   CLASS B   ADDITIONAL   RETAINED     RECEIVABLE        TOTAL
                                   PREFERRED   COMMON    COMMON     PAID-IN     EARNINGS        FROM       STOCKHOLDERS'
                                     STOCK      STOCK     STOCK     CAPITAL     (DEFICIT)   STOCKHOLDERS      EQUITY
                                   ---------   -------   -------   ----------   ---------   ------------   -------------
BALANCE, JUNE 30, 1995...........   $1,500       $10       $--       $  410      $ (379)       $(437)         $1,104
Issuance of notes receivable from
  stockholders...................       --        --       --            --          --          (65)            (65)
Payments received on notes.......       --        --       --            --          --           89              89
Accrued interest on notes........       --        --       --            --          --          (36)            (36)
Net loss.........................       --        --       --            --        (153)          --            (153)
                                    ------       ---       --        ------      ------        -----          ------
BALANCE, JUNE 30, 1996...........    1,500        10       --           410        (532)        (449)            939

Issuance of notes receivable from
  stockholders...................       --        --       --            --          --          (16)            (16)
Conversion of preferred stock to
  common stock...................   (1,500)       --        2         1,498          --           --              --
Contribution of common stock to
  treasury and subsequent
  retirement.....................       --        (2)      --             2          --           --              --
Payments received on notes.......       --        --       --            --          --           73              73
Accrued interest on notes........       --        --       --            --          --          (27)            (27)
Net income.......................       --        --       --            --       3,421           --           3,421
                                    ------       ---       --        ------      ------        -----          ------
BALANCE, JUNE 30, 1997...........   $   --       $ 8       $2        $1,910      $2,889        $(419)         $4,390
                                    ======       ===       ==        ======      ======        =====          ======

                            See accompanying notes.

                                   TXEN, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEAR ENDED JUNE 30,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................     $(153)  $ 3,421
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization.............................      532        709
  Cumulative effect of change in accounting principle, net
     of tax of $32..........................................      (82)        --
  Deferred income taxes.....................................      (64)       360
  Provision for doubtful accounts...........................      (65)        90
  Loss on sublease..........................................        6         --
  Changes in operating assets and liabilities:
     Accounts receivable....................................       44     (3,764)
     Prepaid expenses.......................................      (36)       (26)
     Income taxes receivable................................       (7)        25
     Inventory..............................................        3          2
     Other..................................................        1         (1)
     Interest payable.......................................       29         31
     Customer deposits......................................        4       (129)
     Accounts payable and accrued expenses..................     (156)       551
     Accrued salaries, bonuses and vacation.................       76        190
     Income taxes payable...................................       --        433
     Deferred revenue.......................................      437        978
                                                              -------    -------
Net cash provided by operating activities...................      569      2,870

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment.........................   (1,060)    (1,328)
Additions to deferred software development costs............       --       (688)
                                                              -------    -------
Net cash used in operating activities.......................   (1,060)    (2,016)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt........................     (188)      (250)
Notes payable...............................................      135       (135)
Payments on debt to stockholders............................       (9)        --
Increase in debt to stockholders............................       63         16
Principal payments on note payable to stockholder...........      (42)        --
Increase in notes receivable from stockholders..............      (11)        30
                                                              -------    -------
Net cash used in financing activities.......................      (52)      (339)
                                                              -------    -------
Net (decrease) increase in cash and cash equivalents........     (543)       515
Cash and cash equivalents at beginning of year..............    1,174        631
                                                              -------    -------
Cash and cash equivalents at end of year....................  $   631    $ 1,146
                                                              =======    =======

                            See accompanying notes.

                                   TXEN, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization


TXEN, Inc. (the Company) facilitates the administration of health benefits by providing health care organizations hardware and software solutions through either outsourcing or turnkey agreements primarily in the United States. The Company also provides data processing services through management service organization (MSO) agreements.


     Cash and Cash Equivalents


The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


     Revenue Recognition

Outsourcing/MSO: Outsourcing and MSO fees are recognized as services are provided.


System sales: Software license fees and equipment revenue are recognized upon delivery of the software product to the customer, unless the Company has significant related obligations remaining. Revenue requiring any significant obligations to customers is deferred and recognized once the remaining obligations become insignificant.



Professional services: Revenue from professional services is recognized either as the services are performed based on the Company's standard rates for the applicable services or as contract milestones are achieved, if specified and required under the contract with the customer. Revenue from post-contract customer support is recognized in the period the customer support services are provided.



Concentration of Credit Risk and Financial Instruments: Financial instruments which subject the Company to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising the Company's customer base. The Company believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts. The Company generally does not require collateral on its trade accounts receivable.


     Software Development Cost

Under Statement of Financial Accounting Standards No. 86, "Accounting for Software Costs", once technological feasibility is established related to software development costs for new products or for enhancements to existing products which extend the product's useful life, the costs are capitalized until the product or enhancement is available for release to customers, after which the capitalized costs are amortized over the product's estimated life giving consideration to estimates of recoverability and net realizable value. Total costs capitalized for software development were $0 and $687,338 during the fiscal years ended June 30, 1996 and 1997, respectively.


Capitalized software development costs are being amortized over five years. Accumulated amortization of capitalized software development cost were $0 and $25,887 during fiscal years ended June 30, 1996 and 1997, respectively. The Company capitalized interest related to software development costs of $0 and $27,177 during the fiscal years ended June 30, 1996 and 1997, respectively.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Research and Development


Research and development is conducted by the Company under both customer sponsored and Company sponsored programs. Total research and development costs incurred by the Company were $926,000 and $1,756,338 during the fiscal years ended June 30, 1996 and 1997, respectively.


     Inventory

Inventory is carried at the lower of cost or market using the specific identification method.

     Property and Equipment and Change in Depreciation Method


Property and equipment is stated on the basis of cost. Property and equipment are depreciated over the estimated useful lives of the assets (generally three to seven years). Depreciation and amortization had been provided using the straight-line method for items purchased prior to July 1, 1994, and double-declining balance for items purchased after July 1, 1994. During the fiscal year ended June 30, 1996 the Company adopted the straight-line method of depreciation for all assets. The new method of depreciation was adopted to better match the cost of the property and equipment with the revenues generated by those assets and has been applied retroactively to property and equipment acquired in prior years. The effect of the change in fiscal year 1996 was to decrease loss before cumulative effect of the change in accounting principle by approximately $28,400. The adjustment of $81,615 (after reduction for income taxes of $32,252) to apply the new method, is included in net loss for fiscal year 1996.


     Income Taxes

All income tax amounts and balances have been computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Stock Options


The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.


     Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of June 30:

                                                               1996     1997
                                                              ------   ------
                                                              (IN THOUSANDS)
Computer equipment..........................................  $2,162   $3,016
Software....................................................     285      334
Furniture and fixtures......................................     923    1,112
                                                              ------   ------
                                                               3,370    4,462
Less accumulated depreciation...............................   1,098    1,545
                                                              ------   ------
                                                              $2,272   $2,917
                                                              ======   ======

3. LONG-TERM DEBT AND LINES OF CREDIT


The Company has two revolving credit lines with a bank which are payable on demand totaling $1,000,000 which are collateralized by certain assets of the Company and the general guaranty of the primary stockholders. There were no borrowings under the credit lines at June 30, 1996 and 1997.



On March 17, 1994, the Company borrowed $1,342,719 from the bank under a long-term note. The note, which has a balance of $892,031 and $641,834 at June 30, 1996 and 1997, respectively, and matures on October 17, 1998, bears interest at prime plus 1/2% and is cross-collateralized with assets pledged under the revolving credit lines.


Annual maturities of long-term debt are as follows: 1998 -- $275,411 and 1999 -- $366,423.


The Company incurred $54,474 and $19,500 during the fiscal years ended June 30, 1996 and 1997, respectively, of long-term debt to two stockholders for the purchase of common stock of the Company that was then sold to various employees of the Company in exchange for notes receivable. Interest accrues at 8.0% and matures on October 1, 1997.



The Company paid $146,975 and $115,268 in interest during the fiscal years ended June 30, 1996, and 1997, respectively.


4. LEASES


The Company operates in leased premises and also leases certain equipment.


The future minimum lease payments under operating leases for the next three years and in the aggregate are as follows:

                                                              (IN THOUSANDS)
1998........................................................       $278
1999........................................................         98
2000........................................................        224
                                                                   ----
                                                                   $600
                                                                   ====


Rent expense for the fiscal years ended June 30, 1996 and 1997 was $263,668 and $251,985, respectively. The Company is also subleasing space to another tenant over the next two years. The total estimated minimum sublease rentals to be received in the future under this sublease are $33,209 and $6,642 at June 30, 1996 and 1997, respectively.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. STOCKHOLDERS' EQUITY


On December 16, 1994, the Company entered into a Stock Purchase Option Agreement with a third-party. Under the terms of the agreement, the Company sold one share of convertible preferred stock to the third-party for $1,500,000. The Company also authorized 1,250,000 shares of Class B common stock which was reserved for issuance upon the conversion of the preferred stock.



On July 17, 1996, the Stock Purchase Option Agreement with the holder of the preferred stock was amended to allow the holder of the preferred stock to accelerate the date to exercise the option to purchase all of the issued and outstanding Class A common stock of the Company. The option is exercisable for a period of thirty days after release of the Company's audited financial statements for the fiscal year ended June 30, 1997. The holder of the preferred stock converted all of the preferred stock to Class B common stock which is a condition precedent to the right to exercise the option to purchase all of the outstanding shares of Class A common stock of the Company. The Company expects the option to be exercised which will require all related party balances to be settled prior to the purchase. As a result, accrued officers salaries and the related interest payable have been classified as current liabilities on the balance sheet.


6. INCOME TAXES


The Company paid $0 and $1,161,001 in income taxes during the fiscal years ended June 30, 1996 and 1997, respectively.



Significant components of the Company's current deferred tax liabilities and assets at June 30, 1996 and 1997 are as follows:


                                                              1996     1997
                                                              -----   ------
                                                              (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depreciation................................  $228    $ 260
  Software development costs................................    --      239
                                                              ----    -----
                                                               228      499
Deferred tax assets:
  Allowance for doubtful accounts...........................    13       45
  Accrued salaries and interest.............................   185      188
  Accrued leave.............................................    44       78
  Other.....................................................     6        4
  Net operating loss carryforwards..........................   157       --
                                                              ----    -----
                                                               405      315
                                                              ----    -----
                                                              $177    $(184)
                                                              ====    =====

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. INCOME TAXES (CONTINUED)
Significant components of the provision for income taxes (benefit) are as follows:

                                                              1996     1997
                                                              -----   ------
                                                              (IN THOUSANDS)
Current:
  Federal...................................................  $   4   $1,599
  State.....................................................     --      163
  Benefit of operating loss carryforward....................     --     (143)
                                                              -----   ------
Total current...............................................      4    1,619
Deferred:
  Federal...................................................    (56)     314
  State.....................................................     (8)      46
                                                              -----   ------
Total deferred..............................................    (64)     360
                                                              -----   ------
                                                              $ (60)  $1,979
                                                              =====   ======

7. RELATED PARTY TRANSACTIONS


The Company has a note payable to a stockholder of the Company for $8,333 at June 30, 1996 and 1997 bearing interest at 8.0%. Payment of the principal balance and accrued interest will be made upon demand except where the Company is restricted from doing so by any agreements with third-parties in force at that time.



The Company has notes and accrued interest receivable from stockholders of the Company of $448,783 and $418,833 at June 30, 1996 and 1997, respectively, which bear interest at 8.0%.



The Company incurred $269,202 in expenses with an affiliated company for contracted services of which $38,857 is included in accounts payable at June 30, 1997. The Company had $188,037 of revenue from an affiliated company during the fiscal year ended June 30, 1997.


8. SAVINGS AND RETIREMENT PLAN


The Company has a savings and retirement plan administered by Nichols Research for all eligible employees pursuant to Section 401(k) of the Internal Revenue Code. The Company will match employee contributions to the savings and retirement plan at a level determined annually by the Company's Board of Directors. The Company's contribution for the fiscal years ended June 30, 1996 and 1997 was $3,400 and $6,009 respectively.


9. STOCKHOLDERS' AGREEMENT


Certain members of management are also stockholders of the Company and owned approximately 60% of the Class A common stock at June 30, 1997. Under a stock purchase agreement, the Company is committed to purchase management's common stock in the event of death, retirement or termination of employment. The price to be paid for the common stock is set by formula in the Employee Stock Purchase Agreement. As discussed in Note 5, the holder of the Class B common stock has the right to exercise an option to purchase all of the outstanding shares of Class A common stock of the Company for a period of 30 days after release of the Company's audited financial statements for the fiscal year ended June 30, 1997 which would include all the stock held by members of management.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. CONTINGENCY


The Company entered into an agreement with a customer whereby the Company must deliver the final version of software currently under development by August 1, 1999. If the software is not ready to be released to the customer by August 1, 1999, the Company must pay a penalty of $195,000. Management estimates that delivery of the software under development will occur prior to the deadline and no penalty will be incurred and, therefore, no accrual for this contingency has been recorded in the financial statements.


11. STOCK OPTION PLANS


During 1996, the Board of Directors approved the TXEN, Inc. 1996 Incentive Stock Option Plan which authorized the issuance of options to purchase up to 100,000 shares of common stock and the Key Employee Incentive Stock Option Plan which authorized the issuance of options to purchase up to 40,000 shares of common stock. All options under the 1996 Plans have 5-year terms. Incentive stock options vest and become exercisable at the end of 2 years of continued employment while non-qualified stock options are exercisable upon grant. Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method required by SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following assumptions for 1996: risk-free interest rates of 6.30%; weighted-average expected life of the options of 4 years; no volatility factors of the expected market price of the Company's common stock because the Company is privately held; and no dividend yields.



If the Company had adopted SFAS 123 in accounting for its stock options granted in fiscal year 1996, its net income would have been decreased by approximately $31,000. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying pro forma disclosures based on SFAS 123 are not likely to be representative of the effects on future net income. As of June 30, 1996, there were no options which had been exercised. During fiscal year 1997, 123,371 shares were granted with an exercise price of $6.20 and remain outstanding at June 30, 1997. The weighted average fair value of options granted during the year was $6.78 with a weighted average contractual life of 4.2 years.

                              (Inside back cover)


                                               (Photo - busy office environment)

The Nichols TXEN
  High Technology-Driven
    Outsourcing Services
      Value Proposition




(Photo - Health care claim)  - streamlined administrative functions

                             - variable rate operating cost structure

                             - faster implementation


(Photo - CD Rom and          - reduced capital expenditures for administrative
circuit board)                 health care technologies

                             - less technology risk

                             - access to knowledgeable and experienced personnel


(Photo - person looking      - sophisticated enterprise-level application
at computer)                   software and decision support tools

                             - enhanced marketplace connectivity


(Photo - Doctors in surgery) - ability to focus on core
                               businesses


Directions for the Future in health care information technology

----------------------------------------------------------
----------------------------------------------------------

  YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    8
Forward-Looking Statements................   14
Use of Proceeds...........................   14
Dividend Policy...........................   14
Capitalization............................   15
Dilution..................................   16
Selected Financial Data...................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   19
Business..................................   29
Management................................   46
Certain Transactions......................   53
Principal Stockholders....................   55
Description of Capital Stock..............   56
Shares Eligible for Future Sale...........   57
Underwriting..............................   58
Legal Matters.............................   60
Experts...................................   60
Additional Information....................   61
Index to Financial Statements.............  F-1


                             ---------------------


DEALER PROSPECTUS DELIVERY OBLIGATION:


     UNTIL             , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------


                                2,175,000 Shares


                              (NICHOLS TXEN LOGO)


                                  Common Stock


                              -------------------


                                   PROSPECTUS

                              -------------------


                                 BT ALEX. BROWN



                                CIBC OPPENHEIMER



                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.



                         THE ROBINSON-HUMPHREY COMPANY


                                          , 1999

----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered are:


Securities and Exchange Commission registration fee.........  $  9,730
National Association of Securities Dealers, Inc. filing
  fee.......................................................     4,000
Nasdaq National Market listing fee..........................    75,000
Accountants' fees and expenses..............................   200,000
Legal fees and expenses.....................................   250,000
Blue Sky fees and expenses..................................    16,000
Transfer Agent's fees and expenses..........................    30,000
Printing and engraving expenses.............................   165,000
Miscellaneous...............................................   150,270
                                                              --------
          Total Expenses....................................  $900,000
                                                              ========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Section 145 of the Delaware General Corporation Law permits indemnification by the Company of any director, officer, employee or agent of the Company or person who is serving or was serving at the Company's request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the defense of any threatened, pending or completed action (whether civil, criminal, administrative or investigative), to which he is or may be a party by reason of having been such director, officer, employee or agent provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The Company also has the power under Section 145 to indemnify persons set forth above from threatened, pending or completed actions or suits by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification can be made with regard to any claim, issue or matter as to which the person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that the person was fairly and reasonably entitled to indemnity. Any indemnification (unless ordered by a court) must be made by the Company only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because he has met the applicable standards of conduct. The determination must be made by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to the action, or if a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent counsel in a written opinion, or by the stockholders. The Company may pay the expenses of an action in advance of final disposition if authorized by the Board of Directors in a specific case, upon receipt of an undertaking by the person to be indemnified to repay any such advances unless it shall ultimately be determined that such person is entitled to be indemnified by Nichols TXEN as authorized by law.

     Article XI of Nichols TXEN's amended and restated certificate of incorporation and Article Eight of Nichols TXEN's amended and restated bylaws provide for indemnification of Nichols TXEN's directors, officers, employees or agents to the extent permitted by Section 145 of the Delaware General Corporation Law. Article XI of Nichols TXEN's amended and restated certificate of incorporation and Article Eight of Nichols TXEN's amended and restated bylaws further provide that Nichols TXEN may purchase and maintain insurance on behalf of those persons described above as eligible for indemnification for liability arising out of such person's duties or status with Nichols TXEN whether or not indemnification in respect of such liability would be permissible.



     Nichols TXEN has entered into indemnification agreements with each of its directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in Nichols TXEN's amended and restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Nichols TXEN regarding which indemnification is sought, nor is Nichols TXEN aware of any threatened litigation that may result in claims for indemnification.



     Nichols TXEN has in effect an officers and directors liability insurance policy with National Union Fire Insurance Company. The policy provides indemnity to the directors and officers of Nichols TXEN for the loss arising from any claim by reason of a wrongful act where there is no corporate indemnification. The insurance provides for Nichols TXEN to be reimbursed for any indemnification it may be required by statute or Nichols TXEN's amended and restated bylaws to make to any of its directors and officers in connection with a claim by reason of a wrongful act. Pursuant to exclusions, the policy covers negligent acts, errors, omissions or breach of duty by a director or officer. The principal exclusions from coverage include the following: (1) claims involving various violations of Section 16(b) of the Securities Exchange Act of 1934; (2) dishonest acts; and (3) libel, slander, or non-monetary damages. The policy has no deductible amount per director or officer for each loss. A $100,000 deductible self-insurance retention applies to Nichols TXEN, except for securities law claims for which a $250,000 deductible applies. The limit of liability under the policy is $15,000,000 in the aggregate annually in excess of deductibles and participations.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     Upon incorporation of Nichols TXEN on September 17, 1996, five hundred shares of the Company's $1.00 par value common stock were issued to the founder and sole stockholder, Nichols Research, in exchange for its initial capital contribution of $1,000.00 in cash. Upon the merger of Computer Services Corporation with and into Nichols TXEN on September 23, 1996, five hundred shares of the common stock were issued to Nichols Research, the sole stockholder of Computer Services Corporation, in exchange for all of its shares of Computer Services Corporation. All 1,000 shares sold were issued pursuant to Section 4(2) of the Securities Act of 1933, in an exempt transaction by Nichols TXEN not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*      --  Proposed form of Underwriting Agreement
 2.1+      --  Agreement of Merger among Nichols Research Corporation,
               Nichols SELECT Corporation, TXEN, Inc. and the shareholders of TXEN, Inc., dated August 27, 1997
 3.1+      --  Registrant's Amended and Restated Certificate of
               Incorporation
 3.2+      --  Registrant's Amended and Restated Bylaws
 4.1*      --  Specimen Stock Certificate
 5.1*      --  Opinion and Consent of Lanier Ford Shaver & Payne, P.C.
10.1+      --  Nichols TXEN Corporation 1998 Stock Option Plan**
10.2+      --  Nichols TXEN Corporation Employees' Stock Purchase Plan**
10.3+      --  Nichols TXEN Corporation Non-Employee Director Stock Option
               Plan**
10.4+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Thomas L. Patterson**
10.5+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Paul D. Reaves**
10.6+      --  Employment Agreement dated August 29, 1997, as amended, between Registrant and H. Grey Wood**
10.7+      --  Corporate Services Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.8+      --  Tax Sharing Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.9+      --  Form of Indemnification Agreement between Registrant and its directors
10.10+     --  Software Licensing Agreement between CSC Healthcare Systems,
               Inc. and TXEN, Inc. dated June 1, 1993
10.11+     --  Voting Agreement dated November 6, 1998, between Registrant and Nichols Research Corporation
10.12+     --  Commercial Lease dated September 1, 1996, between Computer
               Services Corporation and Birmingham S.S.P., Inc.
10.13+     --  Commercial Lease dated October 31, 1985, between Computer
               Services Corporation and Wimberly & Thomas Building
               Restoration Partnership
10.14+     --  Lease between Nichols SELECT Corporation and Birmingham
               S.S.P., Inc.
10.15+     --  Office Space Lease dated May 6, 1998, between the Registrant and Raytheon Engineers & Constructors, Inc.
10.16+     --  Office Lease dated April 13, 1998, between the Registrant and Metropolitan Life Insurance Company
10.17+     --  Sublease dated May 5, 1997, between TXEN, Inc. and ABB
               Environmental Systems, Inc.
10.18*     --  Lease dated May 8, 1998, between the Registrant and Daniel
               Meadow Brook South, LLC
11.1+      --  Computation of Earnings Per Share
23.1       --  Consent of Ernst & Young LLP, independent auditors, with respect to Nichols TXEN Corporation
23.2       --  Consent of Ernst & Young LLP, independent auditors, with respect to TXEN, Inc.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
23.3*      --  Consent of Lanier Ford Shaver & Payne, P.C. (included in
               Exhibit 5.1)
24.1+      --  Power of Attorney
27.1+      --  Financial Data Schedule (for SEC use only)


---------------

 * To be filed by amendment.
** Management contract or compensatory plan or arrangement.

 + Previously filed.


(b) Financial Statement Schedules.

     Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant as been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 9th day of April, 1999.


                                          Nichols TXEN Corporation


                                          By:            John D. McKay

                                            ------------------------------------

                                                     John D. McKay,


                                                     Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                    TITLE                       DATE
                   ---------                                    -----                       ----
*                                                 Chief Executive Officer              April 9, 1999
------------------------------------------------  and Director (Principal
Paul D. Reaves                                    Executive Officer)

*                                                 Chairman of the Board                April 9, 1999
------------------------------------------------
Thomas L. Patterson

*                                                 President, Chief Operating           April 9, 1999
------------------------------------------------  Officer and Director
H. Grey Wood

*                                                 Director                             April 9, 1999
------------------------------------------------
Chris H. Horgen

*                                                 Director                             April 9, 1999
------------------------------------------------
James D. Kever

*                                                 Director                             April 9, 1999
------------------------------------------------
James I. Harrison, Jr.

John D. McKay                                     Chief Financial Officer              April 9, 1999
------------------------------------------------  (Principal Financial and
John D. McKay                                     Accounting Officer)

*By: John D. McKay
------------------------------------------------
     John D. McKay
     Attorney-in-fact

                AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Stockholder of
Nichols TXEN Corporation

     We have audited the financial statements of Nichols TXEN Corporation as of August 31, 1997 and 1998, and for each of the three years in the period ended August 31, 1998, and have issued our report thereon dated January 7, 1999, included elsewhere in this Registration Statement. Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Birmingham, Alabama
January 7, 1999

                            NICHOLS TXEN CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                                 ADDITIONS
                                                CHARGED TO      ADDITIONS
                                  BALANCE AT     COSTS AND      CHARGED TO                   BALANCE
                                   BEGINNING     EXPENSES     OTHER ACCOUNTS    DEDUCTIONS    AT END
                                  -----------   -----------   --------------    ----------   --------
                                                            (IN THOUSANDS)
For the six months ended
  February 28, 1999
  Allowance for doubtful
     accounts (unaudited).......     $500          $ 72            $ --           $(137)       $435
                                     ----          ----            ----           -----        ----
          Total valuation and
            qualifying
            accounts............     $500          $ 72            $ --           $(137)       $435
                                     ====          ====            ====           =====        ====
For the year ended August 31,
  1998
  Allowance for doubtful
     accounts...................     $145          $512            $ --           $(157)       $500
                                     ----          ----            ----           -----        ----
          Total valuation and
            qualifying
            accounts............     $145          $512            $ --           $(157)       $500
                                     ====          ====            ====           =====        ====
For the year ended August 31,
  1997
  Allowance for doubtful
     accounts...................     $  5          $ --            $140(1)        $  --        $145
                                     ----          ----            ----           -----        ----
          Total valuation and
            qualifying
            accounts............     $  5          $ --            $140           $  --        $145
                                     ====          ====            ====           =====        ====
For the year ended August 31,
  1996
  Allowance for doubtful
     accounts...................     $  5          $ --            $ --           $  --        $  5
                                     ----          ----            ----           -----        ----
          Total valuation and
            qualifying
            accounts............     $  5          $ --            $ --           $  --        $  5
                                     ====          ====            ====           =====        ====


---------------

(1) Acquisition of TXEN, Inc.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*      --  Proposed form of Underwriting Agreement
 2.1+      --  Agreement of Merger among Nichols Research Corporation,
               Nichols SELECT Corporation, TXEN, Inc. and the shareholders of TXEN, Inc., dated August 27, 1997
 3.1+      --  Registrant's Amended and Restated Certificate of
               Incorporation
 3.2+      --  Registrant's Amended and Restated Bylaws
 4.1*      --  Specimen Stock Certificate
 5.1*      --  Opinion and Consent of Lanier Ford Shaver & Payne, P.C.
10.1+      --  Nichols TXEN Corporation 1998 Stock Option Plan**
10.2+      --  Nichols TXEN Corporation Employees' Stock Purchase Plan**
10.3+      --  Nichols TXEN Corporation Non-Employee Director Stock Option
               Plan**
10.4+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Thomas L. Patterson**
10.5+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Paul D. Reaves**
10.6+      --  Employment Agreement dated August 29, 1997, as amended, between Registrant and H. Grey Wood**
10.7+      --  Corporate Services Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.8+      --  Tax Sharing Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.9+      --  Form of Indemnification Agreement between Registrant and its directors
10.10+     --  Software Licensing Agreement between CSC Healthcare Systems,
               Inc. and TXEN, Inc. dated June 1, 1993
10.11+     --  Voting Agreement dated November 6, 1998, between Registrant and Nichols Research Corporation
10.12+     --  Commercial Lease dated September 1, 1996, between Computer
               Services Corporation and Birmingham S.S.P., Inc.
10.13+     --  Commercial Lease dated October 31, 1985, between Computer
               Services Corporation and Wimberly & Thomas Building
               Restoration Partnership
10.14+     --  Lease between Nichols SELECT Corporation and Birmingham
               S.S.P., Inc.
10.15+     --  Office Space Lease dated May 6, 1998, between the Registrant and Raytheon Engineers & Constructors, Inc.
10.16+     --  Office Lease dated April 13, 1998, between the Registrant and Metropolitan Life Insurance Company
10.17+     --  Sublease dated May 5, 1997, between TXEN, Inc. and ABB
               Environmental Systems, Inc.
10.18*     --  Lease dated May 8, 1998, between the Registrant and Daniel
               Meadow Brook South, LLC
11.1+      --  Computation of Earnings Per Share
23.1       --  Consent of Ernst & Young LLP, independent auditors, with respect to Nichols TXEN Corporation
23.2       --  Consent of Ernst & Young LLP, independent auditors, with respect to TXEN, Inc.
23.3*      --  Consent of Lanier Ford Shaver & Payne, P.C. (included in
               Exhibit 5.1)
24.1+      --  Power of Attorney
27.1+      --  Financial Data Schedule (for SEC use only)


---------------

 * To be filed by amendment.
** Management contract or compensatory plan or arrangement.

 + Previously filed.